SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

DFS – Capital Management Department
DFSI – Investor Relations Division invest@eletrobras.com.br
www.eletrobras.com

Marketletter – June 2009	Analysis of the Result

ELETROBRÁS’ PERFORMANCE DURING THE FIRST SEMESTER 2009

Eletrobrás registered in the first semester of 2009 a loss of R$ 1,989.4 million, equivalent to R$ 1.76 per share. In the same period of the previous year, the Company registered a net income of R$ 984.4 million, equivalent to R$ 0.09 per share. Eletrobrás ended the second quarter of 2009 with a loss of R$ 2,090.8 million, equivalent to R$ 1.85 per share, whereas at the same period of 2008 a net income of R$ 142.8 million, equivalent to R$ 0.13 per share was registered.

The net income of the first semester of 2009 was strongly impacted by the decrease of the Regulatory Asset relating to the trading of Itaipu energy, in the amount of R$ 2,415 million, of which R$ 1,042.9 in the second quarter of 2009, deriving from the variation of the American index “Consumer Goods” and “Industrial Price”, used as the basis for the usage of this regulatory asset, besides the currency variation, as it is presented in US$ dollar.

The balance of the Regulatory Asset deriving from the energy trading of Itaipu Binacional, represented by the line item Right of Reimbursement, presented in the Non-Current Asset is R$ 2,706,935 thousand, equivalent to US$ 1,387,034 thousand.

1. Eletrobrás’ System

1.1 ELECTRIC ENERGY TRANSACTIONS

	R$ mil

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Supply	-	-	3,400,003	3,522,255
Gross Supply	-	-	3,922,832	3,738,642
Transmission	-	-	2,422,922	1,995,754
Electric Energy traded at CCEE – short-term energy	963,350	745,246	1,259,623	1,743,373
Relanding of Itaipu Energy	3,530,857	2,661,439	3,530,857	2,661,439
Regulatory Asset – ITAIPU energy trading	(2,415,470)	747,008	(2,415,470)	747,008
Others	2,974	-	2,974	-

	2,081,711	4,153,693	12,123,741	14,408,471

1.2 Consolidated Financial Statement

The Consolidated Financial Statement of the Eletrobrás System showed the following evolution:

2º Quarter – R$ milion			CONSOLIDATED	1º Semester – R$ milion
2009	2008	Variation		2009	2008	Variation
5,600.6	6,684.6	-16.2%	Operating Income	11,688.4	13,922.3	-16.0%
5,584.0	5,264.5	6.1%	Operating Expenses	11,041.4	10,629.6	3.9%
16.6	1,420.1	-98.8%	Profit before the Financial Result	647.0	3,292.7	-80.4%
-2,530.7	-1,049.9	-141.0%	Financial Result	-2,889.8	-1,282.6	-125.3%
-2,090.8	142.8	-1,563.6%	Net Income	-1,989.5	984.4	-302.1%
-R$ 1.8	R$ 0.1	-1,563.6%	Net Income per share	-R$ 1.8	R$ 0.1	-2,063.4%
31,726.4	32,711.1	-3.0%	Market Value	31,726.4	32,711.1	-3.0%
0.3%	21.2%	-20.9 pp	Operating Margin (%)	5.5%	23.7%	-18.1 pp
-37.3%	2.1%	-39.5 pp	Net Margin (%)	-17.0%	7.1%	-24.1 pp

Operating Margin = Operating Income / Operating Revenue
Net Margin = Net Income / Operating Revenue
pp = percentage point

1.3 Ebitda Evolution

The sum of the Ebitdas of our subsidiaries in the first semester of 2009 totaled R$ 2,355 million, 23% inferior to the amount registered at the same period of 2008 when an amount of R$ 3,045 million was registered.

In relation to the generating and transmission companies, Furnas presented a decrease of 36%, going from R$ 983 million to R$ 628 million. Chesf showed a decrease of 29%, going from R$ 1,556 million to R$ 1,109 million.

Eletronorte, which supplies the Brazilian Isolated System, shows an increase of 34%, changing from R$279 million in the first semester of 2008 to R$ 375 million in the first semester this year. Eletrosul presented, in the first semester of 2009, an Ebitda of R$ 220 million, 31% superior to the amount of R$ 167 million registered in the first semester of 2008. Eletronuclear registered an increase of 2%, going from R$ 260 million in the first semester of 2008 to R$ 265 million in the first semester of 2009, whereas CGTEE showed an increase of 56%, going from R$ (73) million to R$ (32) million.

In relation to the distribution companies, a reduction of 44% was verified in the total amount of the EBITDAs, going from R$ (157) million, in the first semester of 2008, to a total of R$ (227) million in the first semester this year.

The Ebitda verified for each company of the Eletrobrás System is stated immediately following the Financial Statement of each company.

2. Eletrobrás Shareholding Participation

The results obtained by the companies invested by Eletrobrás had a positive impact on the Company result in the first semester of 2009 of R$ 544 million, deriving from the evaluation of the shareholding investments, as shown below.

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Investments in controlled companies
Equity Method	144,248	619,647	-	-
Capital Income - ITAIPU	40,629	30,206	21,359	21,236

	184,877	649,853	21,359	21,236

Investments in Affiliates
Equity Method	248,524	245,361	248,524	245,361
Interest on Own Capital	44,880	42,292	44,880	42,292

	293,404	287,653	293,404	287,653

Other Investments
Interest on Own Capital	13,588	3,052	13,588	3,052
Dividends	43,768	34,848	43,768	34,848

Investments Remuneration in partnerships	7,949	32,138	93,581	134,660

	65,305	70,038	150,937	172,560

	543,586	1,007,544	465,700	481,449

3 – Financial Result

The devaluation of the US$ dollar compared to the Real and the fact that Eletrobrás holds relevant part of its receivables (net of obligations) – R$ 13,666 million (US$ 7,002 million) – indexed to the foreign currency, mainly to the US$ dollar, produced a negative impact on the Company’s result in the first semester of 2009 when a net expense of R$ 3,108 million was registered, deriving from the currency variation, being R$ 2,909 million registered in the second quarter of 2009. In the first semester of the previous year a loss of R$ 1,581 million was registered, being R$ 1,421 million registered in the second quarter of 2008.

Relating to the monetary variation deriving from the internal indices, a small gain of R$ 0.9 million was verified, against a gain of R$ 754 million at the same period of 2008, as shown below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Financial Revenues (Expenses)
Revenues from interest,commission,and taxes	1,957,305	1,734,748	603,461	504,727
Debt Charges	(279,499)	(217,529)	(750,593)	(666,951)
Charges on Shareholders Remuneration	(799,116)	(692,021)	(839,018)	(709,038)
Revenue from Financial Applications	609,207	367,840	658,533	533,910
Charges	1,507	137	98,031	84,140
Other Revenues (expenses)	(7,730)	51,379	(2,857)	63,240

	1,481,674	1,244,555	(232,443)	(189,972)

Net Monetary and currency variation
Net monetary variation	900	753,695	135,249	324,820
Net currency variation	(3,108,335)	(1,581,351)	(2,792,569)	(1,417,434)

	(3,107,435)	(827,656)	(2,657,321)	(1,092,614)

	(1,625,761)	416,898	(2,899,763)	(1,282,586)

The main indexes of the financing contracts and of the onlendings showed the following variations in the periods:

3.1 – Financing Receivable

By the end of the first quarter of 2009, the Company held 820 contracts of loans and financing granted, totaling R$ 38,819,451 thousand (March 31, 2009 – R$ 41,852,244 thousand), as per table below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ Dollar	8,514,872	42.81	16,617,872
IGP-M	5,122,849	25.75	9,997,752
Real	5,910,542	29.71	11,535,013
Yen	234,795	1.18	458,225
EURO	107,906	0,54	210,589

Total	19,891,089	100,00	38,819,451

3.1.1 – Parent Company

	PARENT COMPANY

	06/30/2009				03/31/2009

	Current		PRINCIPAL		Current		PRINCIPAL

	Charges				Charges

	Average Rate	Value	Current	Non Current	Average Rate	Value	Current	Non Current

Controlled co’s and controllled as a whole
FURNAS	6.29%	6,766	212,312	816,615	8.18%	11,052	228,548	883,768
CHESF	9.42%	29,879	430,596	2,751,655	11.32%	-	417,487	2,881,834
ELETROSUL	6.27%	2,267	96,773	564,358	7.83%	-	97,565	499,996
ELETRONORTE	13.19%	11,911	208,872	6,976,893	15.73%	27,185	181,520	7,090,028
ELETRONUCLEAR	11.94%	21,968	90,203	2,919,045	12.45%	20,578	65,350	2,843,680
CGTEE	2.79%	725	45,548	643,660	4.72%	7,799	4,416	661,360
CEAL	11.79%	144	45,270	329,044	12.51%	249	32,981	321,256
CERON	11.31%	89	55,646	410,698	11.40%	-	41,037	415,162
CEPISA	10.56%	534	88,825	386,017	11.27%	-	67,656	378,844
ELETROACRE	11.12%	-	9,643	31,028	11.07%	-	7,263	32,519
MANAUS	9.92%	-	171,550	1,156,898	10.86%	-	131,509	1,171,038
ITAIPU	7.08%	-	60,365	14,984,886	7.08%	-	60,375	17,941,105

		74,283	1,515,603	31,970,797		66,863	1,335,707	35,120,590

Others
CEMIG	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850
COPEL	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090
CEEE	8.56%	305	47,758	39,766	8.95%	100	57,098	29,564
DUKE	10.00%	2,294	120,866	429,345	10.00%	2,267	171,843	405,364
AES TIETÊ	10.00%	4,533	238,808	848,288	10.00%	4,599	231,367	913,136
AES	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-
ELETROPAULO
TRACTBEL	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815
CELPE	6.00%	913	16,976	19,294	6.00%	434	15,670	74,039
CEMAR	3.90%	1,669	23,156	350,488	5.91%	-	20,066	320,908
CESP	8.97%	1,130	29,629	218,107	9.36%	820	28,395	226,201
OUTRAS		104,286	319,351	1,438,572		93,226	326,191	1,604,284
( - ) PCLD		(71,095)	(108,401)	-		(66,406)	(68,542)	-

		329,630	927,090	4,002,047		312,781	983,051	4,033,251

TOTAL		403,913	2,442,693	35,972,844		379,644	2,318,758	39,153,841

3.1.2 – Consolidated

	CONSOLIDATED

	06/30/2009				03/31/2009

	Current		PRINCIPAL		Current		PRINCIPAL

	Charges				Charges

	Average Rate	Value	Current	Non Current	Average Rate	Value	Current	Non Current

Controlled co’s and controllled as a whole
FURNAS	-	-	-	-	-	-	-	-
CHESF	-	-	-	-	-	-	-	-
ELETROSUL	-	-	-	-	-	-	-	-
ELETRONORTE	-	-	-	-	-	-	-	-
ELETRONUCLEAR	-	-	-	-	-	-	-	-
CGTEE	-	-	-	-	-	-	-	-
CEAL	-	-	-	-	-	-	-	-
CERON	-	-	-	-	-	-	-	-
CEPISA	-	-	-	-	-	-	-	-
ELETROACRE	-	-	-	-	-	-	-	-
MANAUS	-	-	-	-	-	-	-	-
ITAIPU	-	-	30,183	7,492,443	-	-	30,188	8,970,553

		-	30.183	7.492.443		-	30.188	8.970.553

Others
CEMIG	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850
COPEL	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090
CEEE	8.95%	305	47,758	39,766	8.95%	100	57,098	29,564
DUKE	10.00%	2,294	120,866	429,345	10.00%	2,267	171,843	405,364
AES TIETÊ	10.00%	4,533	238,808	848,288	10.00%	4,599	231,367	913,136
AES	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-
ELETROPAULO
TRACTBEL	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815
CELPE	6.00%	913	16,976	19,294	6.00%	434	15,670	74,039
CEMAR	5.91%	1,669	23,156	350,488	5.91%	-	20,066	320,908
CESP	9.36%	1,130	29,629	218,107	9.36%	820	28,395	226,201
OUTRAS		104,437	414,400	1,508,032		93,417	428,919	1,700,586
( - ) PCLD		(71,095)	(108,401)	-		(66,406)	(68,542)	-

		329,781	1,022,139	4,071,507		312,972	1,085,779	4,129,553

TOTAL		329,781	1,052,322	11,563,950		312,972	1,115,967	13,100,106

The long term installment of loans and financing granted using sectoral as well as own resources, including onlendings, have the following maturities:

	2011	2012	2013	2014	2015	Após 2015	TOTAL

Parent Company	3,207,797	3,087,333	2,825,608	2,684,781	2,514,528	21,652,797	35,972,843
Consolidated	1,031,189	992,464	908,329	863,059	808,328	6,960,580	11,563,950

3.2 – Financing Payable

ELETROBRÁS ended the second quarter of 2009 with 13 contracts amongst loans, financings and bonds, totaling RS 4,162,695 thousand (March, 31 2009 - R$ 4,158,111 thousand), as shown below:

Currency	US$ thousand (equivalent)%		R$ thousand

US$ dollar	1,512,405	83,42	2.951.610
EURO	94,575	5,22	184.573
Yen	206,093	11,37	402.211

Total	1,813,073	100,00	3.538.393

3.2.1 – Parent Company

	PARENT COMPANY

	06/30/2009				03/31/2009

	Current		PRINCIPAL		Current		PRINCIPAL

	Charges				Charges

	Average Rate	Value	Current	Non Current	Average Rate	Value	Current	Non Current

FOREIGN CURRENCY
Financial Institutions
BID	5.32%	4,292	36,312	290,493	5.32%	11,130	43,077	366,152
CAF	4.63%	12,036		1,366,120	4.77%	8,889		1,620,640
KFW	5.73%	132	26,019	66,114	5.73%	1,882	29,233	89,068
Dresdner Bank	6.25%	176	26,018	66,113	6.25%	2,416	29,233	89,067
Eximbank	2.15%	1,865	44,483	355,862	2.15%	4,696	52,681	435,590
Others		1,373	1,969	649,096		11,971	2,471	648,779

		19,875	134,801	2,793,798		40,984	156,695	3,249,296

Bonds
Bonds - Dresdner Bank	7.75%	4,440		585,480	7.75%	21,160	-	694,560

		4,440	-	585,480		21,160	-	694,560

Others
NAtional Treasury - ITAIPU		-	-	-		-	-	-

		24,315	134,801	3,379,278		62,144	156,695	3,943,856

LOCAL CURRENCY
FIDC		-	-	-		-	-	-
Others		-	-	-		-	-	-

		24,315	134,801	3,379,278		62,144	156,695	3,943,856

3.2.2 – Consolidated

	CONSOLIDATED

	06/30/2009				03/31/2009

	Current		PRINCIPAL		Current		PRINCIPAL

	Charges				Charges

	Average Tax	Value	Current	Non Current	Average Tax	Value	Current	Non Current

FOREIGN CURRENCY
Financial Institutions
BID	5.32%	4,292	36,312	290,493	5.32%	11,129	43,077	366,152
CAF	4.76%	12,036		1,366,120	4.76%	8,890	-	1,620,640
KFW	5.73%	208	38,012	66,114	5.73%	2,548	56,182	89,068
Dresdner Bank	6.25%	206	31,840	66,113	6.25%	2,689	42,316	89,067
Eximbank	2.15%	1,865	44,483	355,862	2.15%	-	52,682	435,590
Others		2,213	9,813	586,307		17,935	17,895	571,160

		20,821	160,460	2,731,009		43,191	212,152	3,171,677

Bonds
Bonds - Dresdner Bank	7.75%	4,440	-	585,480	7.75%	21,160	-	694,560

		4,440	-	585,480		21,160	-	694,560

Others
Nacional Treasury - ITAIPU		5,213	342,110	9,946,520		12,266	458,031	11,931,845

		5,213	342,110	9,946,520		12,266	458,031	11,931,845

		30,474	502,570	13,263,008		76,617	670,184	15,798,082

LOCAL CURRENCY
FIDC		-	151,125	-		-	161,013	26,836
Others		70,210	254,342	2,981,183		54,007	266,501	2,970,159

		70,210	405,467	2,981,183		54,007	427,514	2,996,995

		100,684	908,037	16,244,192		130,624	1,097,697	18,795,077

a) The debts are guaranteed by the Government and/or by Eletrobrás

b) The total debts on foreign currency, including financial charges, correspond to R$ 3,538,394 thousand, equivalent to US$ 1,813,073 thousand and the consolidated debt amounts to R$ 17,252,913 thousand, equivalent to US$ 8,323,526 thousand. The percentage breakdown by currency is presented as follows.

	US$	EURO	YEN

Parent Company	83%	5%	12%
Consolidated	96%	2%	3%

c) The loans and financings are subject to charges, at an average rate in June/2009 of 6.53% p.a. and of 6.44% p.a. in March/2009.

d) The long-term loans and financings stated in thousand of US$ dollars have the following maturities:

	2011	2012	2013	2014	2015	Após 2015	TOTAL

PARENT COMPANY	239,292	192,756	238,888	238,235	550,553	271,819	1,731,543
CONSOLIDATED	916,401	748,460	714,719	676,596	753,438	4,513,912	8,323,526

4 – Provisions

4.1 Operating Provisions

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Contingencies	68,900	-	236,524	156,310
PCLD - Consumers and Resellers	-	886	248,884	85,377
PCLD - RTE	-	-	(1,292)	(128,994)
PCLD - CCEE	-	-	-	-
PCLD - Financings and loans	(61,821)	40,924	61,821	40,924
PCLD - ICMS credits	-	-	141,004	-
Present Value Adjustment – Disposal of assets	-	-	-	-
Losses in realization of AFAC’s	(27,057)	49,746	-	(671,286)
Not covered liability in controlled co’s	4,451	144,401	-	577,058
Others	(8,491)	14,587	42,702	82,614

	(24,018)	250,544	729,642	142,003

AFAC - Advances for future capital increase

4.2 Provision for credits of questionable liquidation - PCLD

The Company constitutes and maintains provision in accordance with ANEEL considering the analysis of the values which are stated in the overdue receivables line item and in part losses report, the amount is considered enough by the Company’s management to cover eventual loss enduring the performance of these assets. The balance on June 30, 2009 is R$ 1,354,321 million (March 31, 2009 - R$ 1,599,247 million), as follows:

	R$ thousand

	CONSOLIDATED

	06/30/2009	03/31/2009

RTE (Free Energy - Loss of Revenues and Part A)	65,546	67,302

Consumers and Resellers
Companhia Energética do Amapá	640,546	602,364
Others	354,669	630,790

	1,060,761	1,300,456

CCEE - Short-Term Energy	293,560	293,560

	1,354,321	1,594,016

4.3 Provision for Contingencies

At the time of the closing of the Financial Statements, the Company shows rhe following provisions for contingent liability, by nature:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
Labor	-	-	304,065	502,774
Taxes	-	-	124,241	176,611
Civil	-	-	714,243	774,119
Others	-	-	60,822	183,590
(-) Legal Fees	-	-	(489,999)	(384,799)

	-	-	713,372	1,252,295

Non-Current
Labor	19,673	88,574	647,286	465,081
Taxes	-	-	154,513	60,156
Civil	1,328,244	1,328,244	2,171,685	1,909,334
Others	-	-	-	-
(-) Legal Fees	(386,312)	(384,585)	(864,167)	(669,443)

	961,605	1,032,233	2,109,316	1,765,128

5 – Financial Results, for information purposes only, with and without Itaipu Binacional

Below, we present, for analysis, the summary of Balance Sheet and Consolidated Financial Results, excluding the effects of the pro rata consolidation of Itaipu Binacional. The information aims at making clear the Accounting Statements of Itaipu Binacional in the Consolidated Statements of the Eletrobrás System, taking into account its specificities, not being considered, in any way, as being the Consolidated Accounting Statements of the Eletrobrás System.

CONSOLIDATED FINANCIAL RESULTS (for information purposes only) (in thousands of Reais)
	06/30/2009

ASSET	WITHOUT ITAIPU	WITH ITAIPU

CURRENT
Consumers and Resellers	4,325,056	4,372,579
Financings and Loans	1,412,285	1,382,103
Others	18,572,916	18,928,661

	24,310,257	24,683,343

NON-CURRENT
Financings and Loans	19,004,963	11,563,950
Others	9,114,980	9,272,970

	28,119,943	20,836,920

INVESTMENTS	6,319,057	6,221,477
Property, plant and equipment deferred and intangible	59,772,871	77,650,665

	66,091,928	83,872,142

TOTAL	118,522,128	129,392,404

LIABILITY	SEM ITAIPU	COM ITAIPU

CURRENT
Financings and Loans	659,269	1,008,721
Suppliers	3,080,297	2,494,191
Others	6,886,118	7,455,067

	10,625,684	10,957,978

NON-CURRENT
Financings and Loans	6,348,783	16,244,191
Others	16,981,490	17,624,063

	23,330,273	33,868,254

PARTICIPATON OF NON-CONTROLLING SHAREHOLDERS	206,101	206,101
SHAREHOLDERS’EQUITY	84,360,070	84,360,070

	84,566,171	84,566,171

TOTAL OF LIABILITIES AND SHAREHOLDERS ’EQUITY	118,522,127	118,522,127

CONSOLIDATED BALANCE SHEET (for information purposes, only) (R$ thousand)
	06/30/2009

	WITHOUT ITAIPU	WITH ITAIPU

OPERATING REVENUES
Transaction with electric energy	12,014,392	12,123,741
Deductions	(1,144,234)	(1,144,234)
Others	243,161	243,161

	11,113,319	11,222,668

OPERATING EXPENSES
Energy Purchased for resalle	(4,441,226)	(2,700,933)
Depreciation and amortization	(1,197,806)	(1,197,806)
Result to compensate from Itaipu	-	(616,636)
Others	(5,866,792)	(6,525,990)

	(11,505,824)	(11,041,365)
OPERATING RESULT BEFORE FINANCING RESULT	(392,505)	181,303

FINANCING RESULT	(2,292,591)	(2,889,763)

RESULT OF SHAREHOLDING PARTICIPATION	446,430	465,700

OTHER EXPENSES AND REVENUES	(52,461)	(48,367)

RESULT BEFORE SC AND IT	(2,291,127)	(2,291,127)

SC AND IT	316,880	316,880
RESULT BEFORE PARTICIPATIONS	(1,974,247)	(1,974,247)

Participation in Revenue	-	-
Minority Participation	(15,213)	(15,213)
Reversion of Interest on Own Capital

NET INCOME FOR THE PERIOD	(1,989,460)	(1,989,460))

Net Income per Shares	(R$ 1.76)	(R$ 1.76)

Marketletter – June 2009	Eletrobrás

Balance Sheet for the period ended on June 30
(R$ thousand)

	Parent Company		Consolidated

Assets	2009	2008	2009	2008

Current Assets
Cash and cash equivalents	9,392,275	5,963,867	12,154,669	8,701,759
Restricted cash	1,339,394	1,076,333	1,339,394	1,076,333
Accounts receivable, net	1,834,323	1,150,045	4,372,579	3,620,135
Loans and financing receivable	2,846,606	3,052,852	1,382,103	1,375,522
Fuel consumption account - CCC	601,604	944,217	491,894	963,287
Investment remuneration	433,400	418,246	144,229	169,809
Renegotiated credits	67,912	83,796	565,149	600,294
Deferred income and social contribution taxes	846,436	1,127,795	1,407,331	1,958,153
Compensation rights	279,715	50,103	279,715	50,103
Sundry debts	376,615	499,703	619,833	686,758
Materials and supplies	1,934	1,895	762,968	661,461
Prepaid charges	-	-	64,509	75,265
Current assets	204,164	93,895	1,098,971	630,638

	18,224,378	14,462,747	24,683,343	20,569,517

Non-Current Assets
Loans and financing receivable	35,972,844	31,346,715	11,563,950	10,918,993
Renegotiated credits	147,966	156,643	1,740,433	1,950,364
Marketable securities	610,611	1,307,419	614,348	1,311,561
Nuclear fuel inventories	-	-	716,248	649,674
Studies and projects	-	296,367	-	315,910
Accounts receivable, net	-	-	-	44,826
Deferred income and social contribution taxes	931,052	1,666,378	2,819,244	2,862,614
Fuel consumption account - CCC	908,839	539,522	908,839	539,522
Compensation rights	1,350,855	1,337,033	1,350,855	1,337,033
Other non-current assets	84,556	81,038	1,119,003	676,427

	40,006,723	36,731,116	20,832,919	20,606,924

Advances for shareholding participation	959,807	1,891,087	4,001	4,026

	40,966,530	38,622,203	20,836,920	20,610,950

Investments	44,046,649	44,056,996	6,221,477	5,652,493
Property, plant and equipment	24,351	26,455	77,147,681	73,112,333
Intangible	52,780	54,632	502,983	489,282

	44,123,781	44,147,710	83,872,142	79,304,360

Total Assets	103,314,688	97,232,660	129,392,404	120,484,827

	Parent Company		Consolidated

Liabilities and Stockholders’ Equity	2009	2008	2009	2008

Current Liabilities
Loans and financing	159,116	129,167	1,008,721	1,101,369
Compulsory loan	78,412	92,658	78,412	92,658
Suppliers	1,331,186	1,301,987	2,494,191	2,215,066
Anticipated energy sales	259,532	222,149	297,143	259,249
Taxes payable	9,934	513,712	947,194	1,761,938
Fuel consumption account - CCC	1,060,366	896,294	1,082,791	905,313
Shareholders’ remuneration and dividends	228,872	212,654	232,921	223,238
Federal treasury credits	73,298	63,983	73,298	63,983
Estimated obligations	49,811	81,429	755,699	468,251
Remuneration and Reimbursement	1,315,604	615,582	1,315,604	615,582
Employee portemployment benefits	-	-	557,967	195,721
Commitments and contingencies	-	-	713,372	1,291,297
Research and development	-	-	-	448,299
Fees as per regulations	-	-	684,753	520,010
Other current liabilities	134,232	64,751	715,913	590,840

	4,700,362	4,194,366	10,957,978	10,752,814

Non-Current Liabilities
Loans and financing	3,379,278	1,382,632	16,244,191	12,304,315
Federal treasury credits	1,122,592	1,167,252	1,122,592	1,167,252
Global Reversal Reserve - RGR	7,350,911	6,745,695	7,378,925	6,745,695
Compulsory loan	123,734	214,980	123,734	214,980
Taxes payable	-	-	1,496,171	1,626,110
Decommissioning of nuclear power plants	-	-	231,602	179,108
Anticipated energy sale	-	-	1,000,142	1,037,653
Fuel consumption account - CCC	908,839	540,797	1,731,629	1,442,892
Commitments and contingencies	961,605	964,691	2,109,316	1,914,499
Employee portemployment benefits	-	-	1,192,305	710,067
Uncovered liability in controlled co’s	349,470	295,766	-	(0)
Other long-term liabilities	57,827	121,309	1,237,648	578,162

	14,254,256	11,433,123	33,868,254	27,920,733

Minority interest	-	-	206,102	206,108

Stockholders’ Equity
Capital Stock	26,156,567	24,235,829	26,156,567	24,235,829
Treasury shares	(879)		(879)
Additional paid-in capital	26,048,342	25,907,304	26,048,342	25,907,304
Re-evaluation reserves	185,677	201,121	185,677	201,121
Appropriated retained earnings	29,401,910	26,251,004	29,401,910	26,251,004
Conversion accumulated adjustment	9,015		9,015
Accumulated income (losses)	(1,957,968)	991,363	(1,957,968)	991,363

	79,842,664	77,586,621	79,842,664	77,586,621

Advances for future capital increase	4,517,406	4,018,550	4,517,406	4,018,550

	84,360,070	81,605,171	84,360,070	81,605,171

Total Liabilities and Stockholders’ Equity	103,314,688	97,232,660	129,392,404	120,484,827

Statement of Income for the period ended on June 30
(R$ thousand)

	Parent Company		Consolidated

Operating Revenues	2009	2008	2009	2008

Operations of electric energy	2,081,711	4,153,693	12,123,741	14,408,471
(-) Regulatory charges on revenues	-	-	(634,052)	(580,630)
(-) Taxes on revenues	-	-	(510,182)	(474,222)
Equity in earnings of affiliated companies	543,586	1,007,544	465,700	481,449
Other operating revenues	-	-	243,161	87,195

	2,625,297	5,161,237	11,688,367	13,922,263

Operating costs and expenses
Payroll and relates charges/thrird-party services/material and supplies	159,826	121,636	2,758,366	2,465,822
Electricity purchased for resale	3,121,598	3,901,552	2,700,933	3,798,413
Fuel for electric power production	-	-	428,190	685,939
Taxes - PASEP and COFINS	68,792	57,648	774,285	702,362
Use of basic transmission net work	-	-	585,936	317,088
Remuneration and reimbursement	-	-	658,084	533,248
Depreciation and amortization	3,014	3,513	1,197,806	1,159,656
Operating provisions	24,018	250,544	729,642	142,003
Deferred loss from Itaipu	-	-	616,636	261,000
Donations and contributions	81,996	70,355	97,807	96,393
Other operating costs and expenses	55,943	39,916	493,680	467,656

	3,515,187	4,445,163	11,041,365	10,629,579

Total operating	(889,890)	716,074	647,002	3,292,684

Financial expenses, net	(1,625,761)	416,898	(2,889,763)	(1,282,587)

Other revenues (expenses)	-	-	(48,367)	-

Operating Result	(2,515,651)	1,132,972	(2,291,128)	2,010,097

Non-Operating Result	-	(280)	-	(282,015)

	(2,515,651)	1,132,692	(2,291,128)	1,728,082

Income tax	386,752	(107,622)	266,642	(552,386)
Social Contribution	139,438	(40,695)	50,237	(201,688)

Income before Participations	(1,989,461)	984,374	(1,974,248)	974,007

Minority interests	-	-	(15,213)	10,367

Net income (loss) for the period	(1,989,461)	984,374	(1,989,461)	984,374

Net income (loss) per share	(1.76)	0.09	(1.76)	0.09

Cash Flow for the period ended on June 30
(R$ thousand)

	Parent company		Consolidated
	2009	2008	2009	2008

Net income before income tax and social contribution	(2,515,651)	1,132,692	(2,291,128)	1,132,692

Adjustments to reconcile net income with cash generated by operations
Depreciation and amortization	3,014	3,512	1,203,200	1,150,939
Net monetary/exchange variations	2,479,428	1,806,893	(1,042,783)	209,642
Financial charges	(1,834,026)	(1,521,247)	237,440	151,386
Equity method result	(434,384)	(865,008)	(295,366)	76,924
Provision for uncovered liabilities	(4,451)	(580,011)	(4,451)	(580,011)
Provision for deferred taxes	526,765	(360,000)	509,624	(373,938)
Provision for credits of questionable liquidation	28,628	76,727	318,656	317,542
Provision for contingencies	68,900	-	394,265	215,385
Provision for complementary securities	-	-	3,666	13,134
Impairment	-	-	28,269	264,915
Charges on RGR	151,938	139,931	173,046	158,933
Regulatory assets/liabilities	1,042,935	(296,827)	1,038,776	(311,971)
Minority participation result	-	-	(15,213)	(10,367)
Financial charges on stockholders equity	731,055	657,523	735,812	661,802
Result from Itaipu to compensate	-	-	616,636	261,000
Loss/Income sales of assets	-	748,776	35,381	773,410
Other	89,208	(39,152)	4,773	(234,040)

	2,849,009	(228,882)	3,941,732	2,744,684

(Increases) decreases in operating assets
Restricted cash	(605,008)	(241,599)	(605,008)	(241,599)
Consumers and resellers	(124,753)	199,213	(31,120)	539,516
Fuel consumption account - CCC	(27,611)	(226,825)	62,854	(414,725)
Deferred fiscal assets	571,917	645,421	674,519	517,696
Reimbursement rights	237,051	129,357	237,051	129,357
Debtors	(205,450)	(208,864)	(241,954)	(253,351)
Stored materials	(55)	624	(3,005)	(37,527)
Expenses paid in advance	-	6	12,365	(6,548)
Others	(116,856)	(19,877)	98,139	(117,055)

	(270,764)	277,455	203,841	115,763

Increases (decreases) in operating liabilities
Compulsory loan	(6,793)	(4,051)	(6,793)	(4,051)
Suppliers	(344,885)	32,623	(100,376)	(267,932)
Anticipated energy sale	244,151	19,899	243,984	21,808
Taxes and social contributions	(1,353,920)	(578,848)	(1,128,532)	(210,845)
Fuel consumption account - CCC	411,024	380,876	412,309	380,876
Estimated obligations	(18,024)	3,154	205,126	3,328
Reimbursement obligations	392,260	171,356	392,260	171,356
Regulatory charges	-	-	(23,532)	(15,497)
Others	(27,437)	31,103	(190,398)	(132,385)

	(703,626)	56,114	(195,953)	(53,340)

Resources from (applied in) operating activities	(641,032)	1,237,379	1,658,492	3,939,798

Payment of Financial Charges	(45,014)	(23,781)	(613,539)	(442,108)
Payment of Global Reversion Reserve (RGR) charges	(358,873)	-	(469,288)	(96,551)
Financial Charges receivable	542,569	303,353	564,201	327,700
Payment of Income Tax and Social Contributions	(450,065)	(149,918)	(707,866)	(463,109)
Judicial Deposits	22,720	-	(262,052)	(58,597)

	(929,695)	1,367,032	169,948	3,207,133

Financing Activities
Loans and financing obtained – long-term	179,099	-	281,491	702,104
Loans and financing paid	(159,401)	(96,141)	(617,106)	(501,150)
Shareholders remuneration - paid	(998,228)	(709,288)	(1,001,737)	(710,954)
Payment of refinancing of taxes and contributions (principal)	-	-	(49,876)	(39,986)
Compulsory loan and Global Reversion Reserve	366,228	(163,247)	366,228	(163,247)
Others	(159,009)	135,034	(269,951)	(78,535)

Resources from (applied in) financing activities	(771,311)	(833,642)	(1,290,950)	(791,767)

Investment Activities
Loans and financing - granted	(1,156,579)	(1,005,061)	(199,885)	(314,613)
Loans and financing - received	2,280,346	1,665,913	1,887,482	1,388,169
Received renegotiated energy credits	-	-	457,557	201,458
Acquisition of property, plant and equipment assets	(927)	(205)	(1,904,962)	(1,890,510)
Acquisition of intangible assets	-	-	(111,004)	(3,355)
Acquisition/capital increase in corporate participations	(245,121)	(168,050)	(463,991)	(302,994)
Received remuneration on investments in corporate partnerships	845,678	357,748	724,909	128,120
Others	(157)	(2,728)	53,565	(130,280)

Resources from (applied in) investment activities	1,723,240	847,617	443,671	(924,005)

Increase (reduction) in cash and cash equivalent	22,234	1,381,007	(677,332)	1,491,361

Cash and cash equivalent – beginning of period	9,370,041	4,962,976	12,832,000	7,472,364
Cash and cash equivalent – end of period	9,392,275	6,343,983	12,154,669	8,963,725

	22,234	1,381,007	(677,331)	1,491,361

Structure of Eletrobrás

% = Participation in total capital IC = Installed Capacity TL = Extension of transmission lines

Capital structure

As at June 30, 2009 the capital of Eletrobrás had the following composition:

Shareholders	Common		Pref. "A"		Pref. "B"		Total

Total	905,023,527%		146,920%		227,186,643%		1,132,357,090%

Federal Gov.	487,656,241	53.88%			35,191,714	15.49%	522,847,955	46.17%
BNDESpar	133,757,950	14.78%			1,000,100	0.44%	134,758,050	11.90%
FND	45,621,589	5.04%					45,621,589	4.03%
FGP	40,000,000	4.42%					40,000,000	3.53%
Others	197,987,747	21.88%	146,920	100.00%	190,994,829	84.07%	389,129,496	34.37%
Under CBLC Custody	196,896,352	21.76%	84,741	57.68%	150,702,027	66.33%	347,683,120	30.70%
Residents	66,005,187	7.29%	84,741	57.68%	39,439,994	17.36%	105,529,922	9.32%
Non-residents	66,097,541	7.30%			77,925,184	34.30%	144,022,725	12.72%
ADR Prog.	64,793,624	7.16%			33,336,849	14.67%	98,130,473	8.66%
Others	1,091,395	0.12%	62,179	42.32%	40,292,802	17.74%	41,446,376	3.66%
Residents	1,063,666	0.12%	62,152	42.30%	40,288,800	17.74%	41,414,618	3.67%
Non-residents	27,729	0.00%	27	0.02%	4,002	0.00%	31,758	0.00%

Eletrobrás Shareholders

	06/30/2009	03/31/2009	Variation

Common	5,386	4,462	20.71%
Pref.	16,454	15,839	3.88%

Total	21,840	20,301	7.58%

The amount of shareholders increased 7.58% in the second quarter of 2009. There was an increase of 20.71% of the common shareholders and an increase of 3.88% of preferred shareholders.

Eletrobrás non-resident Shareholders

	06/30/2009	03/31/2009	Variation

Common	479	440	8.86%
Pref.	393	396	(0.76%)

Total	872	836	4.31%

In the second quarter of 2009, there was an increase of 4.31% of non-resident shareholders. A decrease of 0.76% of preferred shareholders and an increase of 8.86% of common shareholders, can be noticed.

Eletrobrás resident Shareholders

	06/30/2009	03/31/2009	Variation

Common	4,907	4,022	22.00%
Pref. B	16,061	15,443	4.00%

Total	20,968	19,465	7.72%

Concerning the resident shareholders, in the second quarter of 2009 there was an increase in share participation of 7.72% . There was an increase of common shares participation of 22.00% and preferred shares participation of 4.00% .

Share performance analysis

Shares

Eletrobrás Preferred Shares - ELET6

During the second quarter of 2009, the maximum price achieved by Eletrobrás’ preferred shares (ELET6) was R$ 28.80, on May 4. The lowest price registered was R$ 24.29, on June 16. The preferred shares had a valuation of 1.67% from R$ 25.08 on March 31, 2009 to R$ 25.50 on June 30, 2009.

Trading Performance

São Paulo Stock Exchange

Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average daily number)

Jan	24.96	2,097.90	964,310.00
Feb	24.34	1,753.17	890,583.33
Mar	23.65	1,994.86	951,627.27
Apr	27.16	1,843.50	943,885.00
May	25.52	2,486.60	1,191,575.00
Jun	25.07	3,244.95	1,128,280.95

Eletrobrás’ Common Shares - ELET 3

During the second quarter of 2009, the maximum price recorded by Eletrobrás’ common shares (ELET3) was R$ 29.69, on April 29. The lowest price registered by that type of share was R$ 25.25, on May 25. At the end of the quarter those shares reached the price of R$ 28.65. Regarding the price reached in March 31, R$ 25.92, the shares showed a positive variation of 10.53% .

Trading Performance

São Paulo Stock Exchange

Price (Average monthly price)		Number of Trades (Average daily number)	Number of Shares (Average Daily number)

Jan	25.65	1,848.60	946,685.00
Feb	26.24	1,721.30	965,855.00
Mar	24.97	2,116.85	944,160.00
Apr	28.08	1,885.50	951,755.00
May	26.35	2,444.75	1,86,110.00
Jun	26.99	3,455.43	1,483,042.86

Analysis of Eletrobrás’ shares and Ibovespa

The table below represents, in index-numbers, the performance of Eletrobrás’ shares and IBOVESPA. We can see that in the first semester of 2009 the Ibovespa had a positive variation of 37.06%, whereas the common (ELET 3) and preferred shares (ELET6) showed a positive variation of 10.66% and 5.46%, respectively.

	ELET 3	ELET 6	IBOVESPA

Dec-08	100.00	100.00	100.00
Jan	101.04	100.91	104.66
Feb	101.20	100.29	101.69
Mar	100.12	103.72	108.99
Apr	111.24	117.37	125.94
May	103.67	104.76	141.67
Jun	110.66	105.46	137.06

ADR Programs

ADR

The Eletrobrás shares are traded in the New York Stock Exchange (NYSE) through the ADR program Level II. As in the first semester of 2009, the common shares (EBR) had a valuation of 30.29%, and the preferred ones (EBRB) had a valuation of 23.32%, while the Real had a valuation in relation to the U.S. Dollar of 16.50%,

Monthly Variation Table

2009	EBR	EBRB	U.S. Dollar

Jan	(0.09%)	(1.89%)	(0.89%)
Fev	(3.40%)	(3.95%)	2.69%
Mar	0.28%	6.91%	(2.66%)
Apr	20.78%	19.68%	(5.92%)
May	1.15%	1.49%	(9.43%)
Jun	10.20%	0.77%	(1.09%)

Accumulated	30.29%	23.32%	(16.50%)

EBRB - Eletrobrás Preferred Shares

ADRs of preferred shares of Eletrobrás experienced a maximum price on May 4, closing at US$ 13.65. The minimum price of US$ 11.26 was recorded on April 1st. During the second quarter, this share closed priced at US$ 13.06, with a valuation of 22.40% in comparison to the closing of March 31, at US$ 10.67.

2009	Closing US$	Nº of ADRs held by investors

Jan	$10.39	33,516,564
Fev	$ 9.98	33,146,064
Mar	$10.67	33,010,949
Apr	$12.77	33,232,549
May	$12.96	33,232,549
Jun	$13.06	33,336,849

EBR - Eletrobrás Common Shares

During the second quarter, ADRs of common shares registered the highest price of US$ 14.77, on June 19. The lowest price registered was of US$ 11.68, on April 1st. In this period, this asset closed priced at US$ 14.58 and had a valuation of 34.63% in comparison to March 31, when it closed priced at US$ 10.83.

2009	Closing US$	Nº of ADRs held by investors

Jan	$11.18	68,576,967
Fev	$10.80	68,413,367
Mar	$10.83	66,740,367
Apr	$13.08	65,123,124
May	$13.23	65,058,124
Jun	$14.58	64,793,624

Latibex (Program for trading of shares of Latin-American Companies at the Madrid Stock Exchange)

The Euro had a devaluation in comparison with the Real of 15.39% in the first semester of 2009. The common (Xelto) and the preferred shares (Xeltb) had a valuation, in the same period, of 29.79% and 23.90%, respectively.

Monthly Variation Table

2009	Euro	Xeltb	Xelto

Jan	(8.31%)	11.35%	10.89%
Feb	1.75%	(4.08%)	(2.60%)
Mar	1.89%	1.63%	(2.32%)
Apr	(6.36%)	22.02%	21.59%
May	(3.23%)	(9.98%)	(10.34%)
Jun	(1.77%)	3.92%	12.84%

Accumulated	(15.39%)	23.90%	29.79%

XELTB

The preferred shares in the Program ended the second quarter of 2009 at € 9.28, which shows a devaluation of 14.15% in comparison to March 31, when it closed priced at €8.13. During this period, the highest price was reached on May 4, at € 10.15. The lowest price was € 8.37, reached on April 1st.

2009	Closing	Neg

Jan	€ 8.34	352,167
Feb	€ 8.00	56,097
Mar	€ 8.13	42,871
Apr	€ 9.92	37,917
May	€ 8.93	140,154
Jun	€ 9.28	228,355

XELTO

This asset, which represents common shares in the Latibex Program had a 23.01% valuation in the second quarter of 2009. At March 31, the price reached € 8.43, while in June 30 it reached € 10.37. During this period, the highest price was € 10.53 reached on June 24. The lowest price occurred on April 1st, when it reached € 8.62.

2009	Closing	Neg

Jan	€ 8.86	34,404
Feb	€ 8.63	33,200
Mar	€ 8.43	42,325
Apr	€ 10.25	31,537
May	€ 9.19	33,015
Jun	€ 10.37	36,863

Corporate Governance

Bovespa’ Corporate Sustainability Index (ISE)

Eletrobrás kept its listing in the Bovespa’ Corporate Sustainability Index (ISE) in 2008. This index is composed of companies who have the best Triple Bottom Line concept. Presently, 30 companies, belonging to 12 sectors are listed in ISE.

Level 1 of Corporate Governance of Bovespa

Eletrobrás is working to increase its transparency. On September, 29 2006 it joined the Level 1 of corporate governance. This adhesion is volunteer and the Company, its controllers and managers are committed to abide by the rules of the Listing Regulations of Bovespa. The main goals are to improve its capability to provide information to the market (broader disclosure) and wider stock ownership.

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

399	112	9	172	91	226	1,009

Complementary work force – 06/30/09

Other

167

Marketletter – June 2009	Generation and Transmition Companies Result

The table below represents the main indices of the Subsidiary Companies in the second quarter:

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Furnas	0.97193	0.90520	0.62263	0.74824	0.31723	0.31921	0.46463	0.46887	0.05350	0.16799	0.01137	0.03400	0.00966	0.01513
Chesf	1.18390	1.08838	0.35963	0.30897	0.27749	0.31012	0.38407	0.44953	0.26913	0.26153	0.04267	0.05480	26.59952	37.31455
Eletronorte
Parent Co.	0.96547	0.97046	0.18064	0.27000	0.64769	0.57734	1.83844	1.36598	(0.14701)	(0.38020)	(0.04271)	(0.09088)	5.36860	4.06626
Consolidated	0.94082	0.96559	0.17601	0.27159	0.64859	0.57811	1.84567	1.37031	(0.14467)	(0.37607)	(0.04271)	(0.09088)	5.37823	4.00608
Eletronuclear	1.92356	2.19078	0.43169	0.42444	0.47950	0.44322	0.92122	0.79604	0.12893	0.01996	0.02076	0.00283	0.02154	0.02111
Eletrosul	0.88809	1.05697	0.66191	0.89475	0.36771	0.34764	0.58155	0.53289	0.30780	0.47082	0.03932	0.06062	5.14493	3.91417
CGTEE	0.88352	0.65361	0.13447	0.69258	0.72769	0.26184	2.67224	0.35473	(0.58584)	(1.09033)	(0.18177)	(0.16962)	(0.02860)	(0.06435)

	(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
	(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
	(3) Net income / Net operational revenues

									R$ million

Company	Net Operating Revenue		Result of Service		Income/ Loss for the period		EBITDA		EBITDA Margin

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Furnas	2,942.28	2,814.00	309.03	600.27	157.41	472.73	628.00	983.24	21.34%	34.94%
Chesf	2,115.55	2,630.39	798.48	1.256.62	569.36	687.93	1,109.47	1,556.39	52.44%	59.17%
Eletronorte
Parent Co.	1,724.38	1,888.30	79.57	437.58	(253.50)	(717.93)	374.05	283.31	21.69%	15.00%
Consolidated	1,752.27	1,909.04	60.63	407.29	(253.50)	(717.93)	374.72	279.12	21.38%	14.62%
Eletronuclear	710.23	633.30	172.11	167.52	91.57	12.64	265.48	260.18	37.38%	41.08%
Eletrosul	347.57	302.08	153.96	98.51	106.98	142.22	219.73	167.16	63.22%	55.34%
CGTEE	91.89	85.42	(53.51)	(94.55)	(53.83)	(93.13)	(32.24)	(72.52)	(35.08%)	(84.90%)

Marketletter – June 2009	Itaipu

Balance Sheet for the period ended on June 30
(In US$)

Assets	2009	2008

Current Assets
Cash and banks	349,183,983.37	144,429,421.48
Accounts receivable –Contracts of electricity services rendered	778,713,026.16	757,956,92998
Obligations receivable	737,240.30	782,411.90
Debtors	2,246,165.14	4,474,142.21
Stored materials	6,479,339.07	6,379,340.62
Advancement to personnel	8,311,415.34	7,600,955.73
Advancement to suppliers	5,510,609.67	4,174,038.27
Disposal of assets in course	212,890.27	455,240.26
Collaterals and linked deposits	802,479.97	4,088,362.75

	1,152,197,149.29	930,340,843.20

Non-Current Assets
Accounts receivable –Contracts of electricity services rendered	52,705,145.75	62,974,104.38
Obligations receivable	161,908,231.78	131,187,920.30
Collaterals and linked deposits	5,013,632.91	5,446,095.54

	219,627,010.44	199,608,120.22

Results Account
Results from previous periods	1,425,153,144.23	2,307,020,086.77
Result for the period	(590,683,742.53)	(307,718,479.68)

	834,469,401.70	1,999,301,607.09

Property, plant and equipment	17,486,696,522.54	17,562,584,541.68

Total Assets	19,692,990,083.97	20,691,835,112.19

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Loans and Financing	858,057,678.95	810,421,456.06
Payable charges in course	5,342,232.50	6,496,751.05
Remuneration and reimbursement	418,621,904.98	390,565,294.29
Suppliers	21,781,087.55	24,228,455.12
Pay roll and social obligation	41,350,269.29	45,074,257.99
Estimated obligations	141,769,834.83	103,897,892.68
Other obligations	3,352,879.16	3,157,850.87

	1,490,275,887.26	1,383,841,958.06

Non-Current Liabilities
Loans and financing	17,439,190,145.32	18,293,631,885.02
Remuneration and reimbursement	-	-

Estimated obligations	663,524,051.39	914,361,269.11

	18,102,714,196.71	19,207,993,154.13

Stockholders’ Equity and Capital
Social Capital
Eletrobrás	50,000,000.00	50,000,000.00
Ande	50,000,000.00	50,000,000.00

	100,000,000.00	100,000,000.00

Total Liabilities and Stockholders’ Equity	19,692,990,083.97	20,691,835,112.19

Statement of Income for the period ended on June 30
US$

Operating Revenues	2009	2008

Power supply
Administracion Nacional de Electricidad - ANDE	90,174,000.00	80,186,095.20
Centrais Elétricas Brasileiras S.A. – Eletrobrás	1,555,332,000.00	1,520,905,804.80

	1,645,506,000.00	1,601,091,900.00

Remuneration on power assignment
Centrais Elétricas Brasileiras S.A. – Eletrobrás	48,261,922.37	48,377,454.69

	48,261,922.37	48,377,454.69

Reimbursement of energy in addition to guaranteed energy
Centrais Elétricas Brasileiras S.A. – Eletrobrás	43,140,527.11	52,241,619.38
Administración Nacional de Electricidad - ANDE	9,474,755.10	10,721,978.76

	52,615,282.21	62,963,598.14

Total operating revenues	1,746,383,204.58	1,712,432,952.83

Operating Expenses
Remunerations and reimbursements
Capital income	21,950,260.80	21,923,530.20
Reimbursement of charges – administration and supervision	14,110,736.10	14,162,848.80
Reimbursement of charges –addition to guarantee	3,253,689.96	3,837,341.06
Royalties	183,439,570.74	184,117,036.48
Royalties of energy in addition to guarantee	42,297,967.70	49,885,431.12
Remuneration for power granted	48,261,922.37	48,377,454.69
Remuneration of charges – addition to guarantee	7,063,624.55	9,240,825.96

	320,377,772.22	331,544,468.31

Other expenses
Personnel	175,567,803.21	277,541,112.79
Materials	4,187,358.67	6,242,706.35
Third party services	23,245,255.55	30,869,163.33
Other operating expenses	46,607,346.66	59,297,151.12
Environmental expenses	1,555,194.23	3,157,619.28
Social responsibility program	6,295,498.02	26,355,731.96

	257,458,456.34	403,463,484.83

Total of operating expenses	577,836,228.56	735,007,953.14

Result of Service	1,168,546,976.02	977,424,999.69

Financial Revenues
Income from financial applications	12,895,430.42	7,031,438.59
Arrears on energy bills	10,722.20	22,754.56
Other financial revenues	6,078,824.41	7,105,352.98

	18,984,977.03	14,159,546.13

Financial Expenses
Debt charges	619,913,372.36	646,571,057.59
Monetary variations	(19,481,297.02)	38,657,828.65
Charges to remunerations and reimbursement	0.00	0.00
Other financial expense	0.00	368,390.96

	600,432,075.34	685,597,277.20

Financial Result	(581,447,098.31)	(671,437,731.07)

Non-Operating Revenues (Expenses)
Other Revenues	5,768,373.74	2,268,151.90
Other Expenses	(2,184,508.92)	(536,940.84)

Non-operating result	3,583,864.82	1,731,211.06

Net income for the period	590,683,742.53	307,718,479.68

Cash Flow for the period ended on June 30
(US$)

Operating Activities	2009	2008

Net income for the period	590,683,742.53	307,718,479.68

Adjustments
Disposal of Assets - sales	1,969,588.07	34,507.26
Demobilization of installations and real estate	-	-
Monetary Variation on Financing and loans	8,315,265.80	7,530,702.32
Monetary Variation on Estimated Obligations	28,829,136.34	55,800,779.72
Provisions on Liability
Financial Charges to be Capitalized	-	-
Financial Charges not to be Capitalized	619,913,372.36	646,571,057.59
Estimated Obligations	36,247,055.90	143,709,509.04

Adjusted Income	1,285,958,161.00	1,161,365,035.61

Variations in the Assets and Liabilities
Accounts Receivable – Rendering of Services	(13,805,166.72)	(7,110,043.25)
Stored Material variation	(215,593.10)	322,706.70
Other Credits variation	(8,506,461.21)	(10,647,812.11)
Remuneration and reimbursement variation	(25,848,193.82)	3,663,039.99
Suppliers and other variations	(23,925,857.52)	(12,492,207.44)
Payment-roll variation	9,072,660.59	10,761,852.90
Payment of the Estimated Obligation	(7,797,294.59)	(6,851,811.15)

	(71,025,906.37)	(22,354,274.36)

Net Operating Cash Flow	1,214,932,254.63	1,139,010,761.25

Investment Activities
Property, plant and equipment	(8,789,552.49)	(60,838,569.11)

Balance of the Investment Activities	(8,789,552.49)	(60,838,569.11)

Financing Activities
Loans and financing obtaining	4,494,946.22	-
Amortization of the Loans and Financing	(414,088,327.59)	(386,194,184.31)
Payment of interest on Loans and Financing	(619,447,298.66)	(647,077,847.07)

Balance of the Financing Activities	(1,029,040,680.03)	(1,033,272,031.38)
Total of Cash Effects	177,102,022.11	44,900,160.76

Cash and cash equivalent – beginning of period	172,081,961.26	99,529,260.72
Cash and cash equivalent – end of period	349,183,983.37	144,429,421.48

Total of Cash Effects	(177,102,022.11)	(44,900,160.76)

Market Data

Energy generated

	Installed	Guaranteed	Energy generated - MWh

Plant	Capacity - MW	Energy - MW	2nd qrt/09	1st sem/09

Itaipu Binacional	14,000	8,577	22,946,725	46,017,585

Energy sold

	2nd qrt/09		1st sem/09

Purchaser	US$ million	MWh	US$ million	MWh

Ande	47.5	1,749,447	90.2	3,828,972
Eletrobrás	797.5	21,111,770	1,555.3	42,024,046

Total	845.0	22,861,217	1,645.5	45,853,018

Losses in generation

2nd qrt/09	1st sem/09

0.37%	0.36%

Average tariff – US$/KW

2nd qrt/09	1st sem/09

22.6	22.6

Main investments - US$ million

Project	2nd qrt/09	1st sem/09

Permanent Assets	0.9	0.0
Trafos Project	0.0	1.0
9A and 18A units	0.2	0.2
Other investments	4.3	4.3

Total	5.4	5.5

Loans and Financing – US$ million

Creditor	Balance on 06/30/09	Due	Currency

Eletrobrás	7,709.2	2014 / 2023	US$
Federal Gov’t	10,138.3	2023	US$
Bco. Brasil-Rescheduled Debt	410.8	2013 / 2023	US$
Fibra	44.3	2023	R$

Total	18,302.6

Contract obligations on 06/30/09 – US$ thousand

Short-term

Due: 2009	426,111

Due: 2010	437,289

Loans and Financing – Long- term	2010	2011	2012	2013	2014	2015 to 2023

	451,858	948,402	1,012,730	1,077,899	1,146,016	12,802,285

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

800	528	255	627	810	305	3,325

Department	Own staff	Others	Total

Field	1,025	0	1,025
Administrative	2,274	26	2,300

Total	3,299	26	3,325

Complementary work force – 06/30/09

Other

26

Marketletter – June 2009	Furnas

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	102,128	14,590
Financial applications	254,642	763,438
Consumers, concessionaires and affiliates	683,132	665,890
Loans and financing granted	94,875	100,492
Financed energy credits	154,528	199,441
Stored materials	124,028	98,287
Dividends to receive	335	8,160
Tax credits	3,496	293,541
Taxes and contributions to recover	139,577	173,142
Expenses paid in advance	6,635	9,506
Collaterals and linked deposits	29,280	29,607
Debtors	83,000	74,940
Actuarial assets	224,225	170,005
Others	49,222	59,974

	1,949,103	2,661,013

Non-Current Assets
Loans and financing granted	16,827	106,787
Financed energy credits	685,957	975,252
Tax credits	374,096	-
Collaterals and linked deposits	209,433	161,994
Debtors	30,368	-
Expenses paid in advance	3,143	2,061
Actuarial assets	656,900	810,340
Others	77,707	160,670

	2,054,431	2,217,104

Investments	1,070,978	956,463
Property, plant and equipment	14,955,246	14,383,639
Intangible	239,222	205,602
Deferred	-	56

	18,319,877	17,762,864

Total Assets	20,268,980	20,423,877

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	511,062	435,401
Charges on loans and financing	64,703	56,213
Loans and financing	214,132	648,369
Other funding obtained from third parties	151,125	241,512
Complementary pension fund	224,225	170,005
Taxes and social contributions	352,236	470,302
Estimated obligations	78,573	65,238
Research and development	6,687	123,178
Provisions for risks with fiscal, labor and civil actions	-	281,067
Shareholders remuneration	264,377	174,078
Income participation	344	-
Creditors	9,979	175,611
Others	127,955	98,708

	2,005,398	2,939,682

Non-Current Liabilities
Loans and financing	2,131,136	1,506,500
Other funding obtained from third parties	-	179,254
Complementary pension fund	656,900	810,340
Research and development	51,919	-
Taxes and social contributions	978,557	1,083,660
Provisions for risks with fiscal, labor and civil actions	606,113	-
Others	1	2

	4,424,626	3,579,756

Stockholders’ Equity
Capital	6,000,000	3,194,000
Capital Reserves	5,690,383	5,700,817
Income Reserves	1,960,006	2,162,935
Accrued income	-	2,342,802
Result for the period	157,413	472,731
Resources for capital increase	31,154	31,154

	13,838,956	13,904,439

Total Liabilities and Stockholders’ Equity	20,268,980	20,423,877

Statement of Income for the period ended on June 30
(R$ thousand)

	2009

	Generation	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	-	-	118,382	118,382
Gross supply of electric energy	1,490,571	-	609,766	2,100,337
Use of electric grid	-	1,015,603	-	1,015,603
Other revenues	4,593	7,175	19	11,787

	1,495,164	1,022,778	728,167	3,246,109

Deductions to Operating Revenue
Taxes and contributions on revenue	132,046	27,730	(14,212)	145,564
Global Reversion Reserve	41,967	26,403	21,145	89,515
Research and development	26,452	19,634	14,439	60,525
Other consumer charges	-	8,230	-	8,230

	200,465	81,997	21,372	303,834

Net operating revenues	1,294,699	940,781	706,795	2,942,275
Operating Expenses
Personnel	124,372	219,010	7,144	350,526
Material	9,186	12,205	106	21,497
Third party services	97,862	132,592	4,469	234,923
Fuel and water for production of electric energy	432	-	-	432
Financial compensation for the use of hydro resources	85,629	-	-	85,629
Electric Energy purchased for resale	-	-	1,115,344	1,115,344
Charge on the use of Electric grid	210,210	-	-	210,210
Provision for credits of questionable liquidation	50,585	-	168	50,753
Reversion for Provision for credits of questionable liquidation	-	-	-	-
Provisions for contingencies	33,906	37,477	121,577	192,960
Supervision tax for electric energy services	3,187	4,263	24	7,474
Depreciation and amortization	115,353	178,903	180	294,436
Write off of credits	-	-	-	-
Other expenses	34,369	31,834	2,855	69,058
	765,091	616,284	1,251,867	2,633,242

Service Result	529,608	324,497	(545,072)	309,033

Other Revenue / Expenses	(36,555)	256	13	(36,286)
Result on the Equity Method	24,530	-	-	24,530
Financing Revenue (expense)
Income from financial applications	8,509	13,902	463	22,874
Charges on loans and financing	(29,048)	(53,118)	(2,228)	(84,394)
Debt charges - FRG	(9,683)	(15,888)	(536)	(26,107)
Special installment – PAES (Lei 10,684/2006)	-	-	(13,384)	(13,384)
Monetary variation and arrears – energy sold	-	810	1,454	2,264
Right to generator reimbursement – monetary updating	-	-	1,017	1,017
Monetary variation and arrears – energy purchased	-	-	46	46
Currency and monetary variation – financing and loans	-	91,438	(9,918)	81,520
Monetary variation on refinancing of credits and loans granted	(422)	(712)	(11,769)	(12,903)
Other monetary variation - asset	(1,121)	(1,191)	(46)	(2,358)
Other monetary variation - liabilities	(2,485)	(3,186)	(1,096)	(6,767)
Actuarial adjustment	(16,736)	(32,303)	(882)	(49,921)
Interest on credits and loans renegotiable	2,242	8,808	37,000	48,050
Other financing revenue	6,044	4,463	116	10,623
Other financing expenses	(8,443)	(9,361)	(610)	(18,414)
	(51,143)	3,662	(373)	(47,854)

Operating Result	466,440	328,415	(545,432)	249,423

Social Contribution	(43,340)	(31,265)	50,122	(24,483)
Income tax	(119,915)	(86,843)	139,231	(67,527)

Net Result for the period	303,185	210,307	(356,079)	157,413

	2008

	Generation	Transmission	Commercialization	Total

Operating Revenue
Supply of electric energy	-	-	115,148	115,148
Gross supply of electric energy	1,326,124	-	611,354	1,937,478
Use of electric grid	-	927,253	-	927,253
Other revenues	5,206	5,191	38	10,435

	1,331,330	932,444	804,795	3,068,569

Deductions to Operating Revenue
Taxes and contributions on revenue	113,664	26,112	(199)	139,577
Global Reversion Reserve	37,031	23,761	23,450	84,242
Research and development	11,623	9,062	7,762	28,447
Other consumer charges	2,299	-	-	2,299

	164,617	58,935	31,013	254,565

Net operating revenues	1,166,713	873,509	773,782	2,814,004
Operating Expenses
Personnel	96,989	185,110	5,568	287,667
Material	8,751	13,995	109	22,855
Third party services	81,609	124,475	3,344	209,428
Fuel and water for production of electric energy	102,012	-	-	102,012
Financial compensation for the use of hydro resources	76,609	-	-	76,609
Electric Energy purchased for resale	-	-	901,395	901,395
Charge on the use of Electric grid	186,644	-	-	186,644
Provision for credits of questionable liquidation	-	-	11,152	11,152
Reversion for Provision for credits of questionable liquidation	-	-	(28,673)	(28,673)
Provisions for contingencies	-	-	50,000	50,000
Supervision tax for electric energy services	3,036	4,127	21	7,184
Depreciation and amortization	108,893	177,272	162	286,327
Write off of credits	-	-	27,063	27,063
Other expenses	31,877	37,607	4,583	74,067
	696,420	542,586	974,724	2,213,730

Service Result	470,293	330,923	(200,942)	600,274

Other Revenue / Expenses	(1,280)	(772)	(109)	(2,161)
Result on the Equity Method	96,642	-	-	96,642
Financing Revenue (expense)
Income from financial applications	11,028	19,564	555	31,147
Charges on loans and financing	(27,104)	(50,081)	(4,577)	(81,762)
Debt charges - FRG	(30,898)	(54,134)	(1,555)	(86,587)
Special installment – PAES (Lei 10,684/2006)	-	-	(16,114)	(16,114)
Monetary variation and arrears – energy sold	-	840	1,656	2,496
Right to generator reimbursement – monetary updating	-	-	16,602	16,602
Monetary variation and arrears – energy purchased	-	-	22	22
Currency and monetary variation – financing and loans	-	18,490	(25,619)	(7,129)
Monetary variation on refinancing of credits and loans granted	1,497	2,741	79,992	84,230
Other monetary variation - asset	1,845	262	11	2,118
Other monetary variation - liabilities	(1,294)	(2,231)	(1,138)	(4,663)
Actuarial adjustment	(7,006)	(13,522)	(369)	(20,897)
Interest on credits and loans renegotiable	3,222	10,702	59,006	72,930
Other financing revenue	5,697	2,857	(1,662)	6,892
Other financing expenses	(7,145)	(11,540)	(339)	(19,024)
	(50,158)	(76,052)	106,471	(19,739)

Operating Result	515,497	254,099	(94,580)	675,016

Social Contribution	(38,623)	(23,742)	8,816	(53,549)
Income tax	(107,282)	(65,947)	24,493	(148,736)

Net Result for the period	369,592	164,410	(61,271)	472,731

Cash Flow for the period ended on June 30
(R$ thousand)

	2009	2008

Operating Activities

Net income for the period	249,423	675,016

Expenses (revenues) not affecting net working capital
Depreciation and amortization	294,436	286,327
Long-term monetary and currency variation	(60,314)	(71,754)
Interest on special installment - PAES	13,384	15,482
Equity Method	(24,530)	(96,642)
Provision for investment losses	35,329	-
Provision for credit of questionable liquidation	50,753	11,152
Provision for fiscal, labor and civil law suits	192,960	50,000
Investment losses	12,642	11,181
Other	(3,110)	5,063

	511,550	210,809

Variation in operating assets
Consumers, concessionaires and affiliates	13,141	(9,833)
Stored materials	(5,787)	(11,168)
Taxes and contributions to compensate	(140,969)	(80,308)
Loans granted	368,040	2,703
Other operating assets	28,929	41,887

	313,275	(77,616)

Variation in operating liabilities
Suppliers	45,707	(218,441)
Payment-roll	6,114	1,034
Taxes and social contributions	(189,756)	188,775
Creditors	71,284	(41,058)
Research & development	4,253	16,526
Provision for fiscal, labor and civil law suits	195,866	50,888
Consumer charges	(7,416)	7,407
Loans and financing	(141,312)	(176,384)
Other funding from third	(160,782)	162,949
Other operating liabilities	48,233	44,924
Complimentary pension - debt	(49,921)	20,897

	(177,730)	57,517

Cash from operational ans activities	896,518	865,726

Payment of financial charges	(189,391)	(74,435)
Payment of RGR charges	(81,763)	(76,435)
Financial charges receivable	20,207	21,016
Paymenty of income tax and social contribution	(105,714)	(55,704)
Payment of judicial deposits	(12,831)	(122)
Payment of profit participation	(70,373)	(61,681)

Net cash of operational activities	456,653	618,365

Financing Activities
Loans and financing obtained	11,078	642,993
Loans and financing payable - principal	(83,513)	(66,858)
FRG payable	(58,821)	(78,306)
Other funding from third	(103,611)	(188,568)
Instalments payable - PAES	(33,869)	(32,593)
Others	-	13,932

	(268,736)	290,600

Investment Activities
Refinanced electricity credits receivable	386,452	143,730
Acquisition of property plant and equipment	(615,816)	(463,382)
Research & development	-	(7,819)
Investments	(93,647)	(111,561)
Investment receivables	160,874	9,689
Others	-	(17,852)

	(162,137)	(447,195)

Total of cash effects	25,780	461,770

Cash and cash equivalent – beginning of period	330,990	316,258

Cash and cash equivalent – end of period	356,770	778,028

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

628.00	983.24	21.34%	34.94%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated -MWh		Beginning of operation	End of concession

			2nd qrt/09	1st sem/09

Hydroelectric

Integral Participation

Furnas	1,216	598	1,574,579	3,327,544	03/1963	07/07/2015
Luis Carlos Barreto (Estreito)	1,050	495	1,295,364	2,821,486	01/1969	07/07/2015
Mascarenhas de Moraes	476	295	792,021	1,616,719	04/1956	31/10/2023
Porto Colômbia	320	185	574,146	1,239,481	03/1973	16/03/2017
Marimbondo	1,440	726	2,158,332	4,564,352	04/1975	07/03/2017
Itumbiara	2,082	1,015	2,052,079	3,391,595	02/1980	26/02/2020
Funil	216	121	237,127	606,974	04/1969	07/07/2015
Corumbá I	375	209	595,761	1,175,409	04/1997	29/11/2014

Shared participation

Partnership
Serra da Mesa*	1,275	671	660,117	1,301,603	04/1998	07/05/2011
Manso*	212	92	254,803	420,606	10/2000	09/02/2035
SPC
Peixe Angical*	452	271	577,852	1,210,193	06/2006	06/11/2036

Thermal

Integral Participation

Santa Cruz	932	496	0	0	03/1967	07/07/2015
Roberto Silveira (Campos)	30	21	0	0	04/1968	Required revenal
São Gonçalo (out of operation)	-	-	-	-		Required revenal

* The information refers to the project total, not considering Furnas participation in the ownership of said installations: HEU Serra da Mesa (48.46%) and Manso (70%). In the case of HEU Peixe Angical, even though Furnas owns 40% of the installation, the energy generated belongs soley to the SPC Enerpeixe SA

Electric energy purchased for resale

	2nd qrt/09	1st sem/09

GWh	3,711,282	7,369,585
R$ million	470.39	933.88

Energy sold

	2nd qrt/09		1st sem/09

Sales Model	R$ million	MWh	R$ million	MWh

Through auction	973.965	12,215,234	1,956.511	24,750,264
Through free market agreements or bilateral contracts	115.905	1,279,302	235.604	2,597,352

Total	1,089.870	13,494,536	2,192.115	27,347,616

Fuel for production of electric energy

	2nd qrt/09		1st sem/09

Type	Quantity	R$ million	Quantity	R$ million

Special Diesel Oil	0	0	0	0

B1 Oil	0	0	0	0

Common Diesel Oil	0	0	203,300	0.413

Gas *		0.010		0.020

* Amount paid to CEG for maintenance of gas supply contract

Losses in generation - %

2nd qrt/09	1st sem/09

3	3

Losses in transmission - %

2nd qrt/09	1st sem/09

3	3

Note: The losses of the interlinked system are calculated by the National System Operator. The value of the loss between generation and the gravitational center as well as the load and the center of gravity used by the Electric Energy is 3%

Extension of transmission lines (km) – 06/30/09

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Foz do Iguaçu - Ivaiporã I		322.00	765	07.08.89	07.07.2015
Foz do Iguaçu - Ivaiporã II		323.00	765	23.12.86	07.07.2015
Foz do Iguaçu - Ivaiporã III		331.00	765	21.03.99	07.07.2015
Itaberá - Ivaiporã I		265.00	765	01.08.89	07.07.2015
Itaberá - Ivaiporã II		264.00	765	14.10.82	07.07.2015
Itaberá - Ivaiporã III		272.00	765	19.05.00	07.07.2015
Itaberá - Tijuco Preto I		305.00	765	31.07.89	07.07.2015
Itaberá - Tijuco Preto II		304.00	765	14.10.82	07.07.2015
Itaberá - Tijuco Preto III		312.00	765	01.05.01	07.07.2015

Subtotal - 765 kV		2,698.00

Foz do Iguaçu - Ibiúna Bi-Polo I		792.00	600	01.03.85	07.07.2015
Foz do Iguaçu - Ibiúna Bi-Polo II		820.00	600	15.08.87	07.07.2015

Subtotal - 600 kV		1,612.00

Adrianópolis - C. Paulista I		171.00	500	13.02.74	07.07.2015
Adrianópolis - C. Paulista II		171.00	500	12.12.79	07.07.2015
Adrianópolis - C. Paulista III		177.50	500	20.05.04	07.07.2015
Adrianópolis - Grajaú		55.00	500	15.12.77	07.07.2015
Adrianópolis - São José		33.00	500	18.08.91	07.07.2015
Angra - Cachoeira Paulista		103.00	500	04.06.77	07.07.2015
Angra - Grajaú (1º trecho)		155.00	500	21.12.98	07.07.2015
Angra - São José (1º trecho)		133.00	500	21.12.98	07.07.2015
Araraquara - Campinas		171.00	500	16.07.76	07.07.2015
Araraquara - Poços de Caldas		176.00	500	16.04.76	07.07.2015
Cachoeira Paulista - Campinas		223.00	500	21.09.77	07.07.2015
Cachoeira Paulista - Itajubá	B	53.00	500	21.07.02	07.07.2015
Cachoeira Paulista - Taubaté		83.00	500	24.06.83	07.07.2015
Cachoeira Paulista - Tijuco Preto		181.00	500	17.11.88	07.07.2015
Campinas - Ibiuna	A	112.00	500	10.03.03	07.07.2015
Gurupi - Miracema		255.00	500	02.03.99	07.07.2015
Itumbiara - São Simão		166.00	500	13.01.79	07.07.2015
Marimbondo - Água Vermelha		172.00	500	05.08.79	07.07.2015
Marimbondo - Araraquara I		195.00	500	16.04.76	07.07.2015
Marimbondo - Araraquara II		194.00	500	14.08.76	07.07.2015
Poços de Caldas - Itajubá	B	139.00	500	21.07.02	07.07.2015
Serra da Mesa - Gurupi		256.00	500	02.03.99	07.07.2015
Serra da Mesa - Samambaia I		249.00	500	09.03.98	07.07.2015
Serra da Mesa - Samambaia II		248.50	500	23.01.99	07.07.2015
Tijuco Preto - Taubaté		13.00	500	29.03.84	07.07.2015
LT Ibiúna Bateias Circ. I		332.00	500	22.03.03	08.05.2031
LT Ibiúna Bateias Circ. II		332.00	500	22.03.03	08.05.2031

Subtotal - 500 kV		4,549.00

Adrianópolis - Itutinga I		199.00	345	10.03.68	07.07.2015
Adrianópolis - Itutinga II		199.00	345	24.08.70	07.07.2015
Adrianópolis - Jacarepaguá I		38.00	345	10.03.68	07.07.2015
Adrianópolis - Jacarepaguá II		38.00	345	24.08.70	07.07.2015
Adrianópolis - Macaé 1	C	177.00	345	18.11.01	07.07.2015
Adrianópolis - Macaé 2	D	177.00	345	16.09.02	07.07.2015
Bandeirantes - Samambaia 1		157.00	345	01.02.99	07.07.2015
Bandeirantes - Samambaia 2		155.00	345	08.02.99	07.07.2015
Campinas - Guarulhos		88.00	345	20.02.03	07.07.2015
Campinas - Poços de Caldas		126.00	345	03.10.72	07.07.2015
Campos - Macaé 1	C	89.00	345	18.11.01	07.07.2015
Campos - Macaé 2	D	89.00	345	16.09.02	07.07.2015
Campos - Vitória I (trocou de nome)	E		345	28.10.77	07.07.2015
Campos - Viana	E	199.00	345	19.12.05	07.07.2015
Viana - Vitória	E	26.00	345	19.12.05	07.07.2015
Campos - Vitória II (trocou de nome)	F		345	08.09.78	07.07.2015
Campos - Vitória	F	224.00	345	08.09.78	07.07.2015
Corumbá - Brasília Sul		254.00	345	02.03.97	07.07.2015
Corumbá - Itumbiara		79.00	345	02.03.97	07.07.2015
Furnas - Itutinga I		198.00	345	10.03.68	07.07.2015
Furnas - Itutinga II		199.00	345	15.12.69	07.07.2015
Furnas - Luiz Carlos Barreto		132.00	345	28.02.70	07.07.2015
Furnas - Masc. de Moraes		104.00	345	15.05.68	07.07.2015
Furnas - Pimenta		66.00	345	15.03.67	07.07.2015
Furnas - Poços de Caldas I		131.00	345	03.09.63	07.07.2015
Furnas - Poços de Caldas II		131.00	345	13.04.65	07.07.2015
Guarulhos - Ibiúna I		75.00	345	28.06.90	07.07.2015
Guarulhos - Ibiúna II		75.00	345	04.07.90	07.07.2015
Guarulhos - Nordeste		30.00	345	15.03.64	07.07.2015
Guarulhos - Poços de Caldas I		182.00	345	03.09.63	07.07.2015
Guarulhos - Poços de Caldas II		184.00	345	11.11.66	07.07.2015

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Ibiúna - Tijuco Preto I		97.00	345	18.11.83	07.07.2015
Ibiúna - Tijuco Preto II		97.00	345	13.07.84	07.07.2015
Itumbiara - Bandeirantes I		180.00	345	16.07.73	07.07.2015
Itumbiara - Bandeirantes II		180.00	345	28.07.77	07.07.2015
Itumbiara - Porto Colômbia		201.00	345	16.06.73	07.07.2015
L.C.Barreto - Masc. de Moraes		32.00	345	15.03.69	07.07.2015
L.C.Barreto - Poços de Caldas I		198.00	345	02.11.69	07.07.2015
L.C.Barreto - Poços de Caldas II		197.00	345	13.09.70	07.07.2015
L.C.Barreto - Volta Grande		112.00	345	16.06.73	07.07.2015
Marimbondo - Porto Colômbia		77.00	345	25.10.75	07.07.2015
Mogi - Nordeste		20.00	345	15.03.64	07.07.2015
Mogi - Poços de Caldas		204.00	345	15.02.71	07.07.2015
Ouro Preto - Vitória		383.00	345	25.03.05	07.07.2015
Pimenta - Barreiro		198.00	345	15.03.67	07.07.2015
Porto Colômbia - Volta Grande		45.00	345	16.06.73	07.07.2015
Samambaia - Brasília Sul 1		12.50	345	01.02.99	07.07.2015
Samambaia - Brasília Sul 2		15.00	345	08.02.99	07.07.2015
Macaé - Campos (futura LT)	G		345
Tijuco Preto - Itapeti I (futura LT)	G		345
Tijuco Preto - Itapeti II (futura LT)	G		345
Itapeti - Nordeste I (futura LT)	G		345

Subtotal - 345 kV		6,069.50

Barro Alto - Niquelândia		87.00	230	13.10.99	07.07.2015
Brasília Geral - Xavantes (trocou de nome)	H		230	04.09.73	07.07.2015
Brasília Geral - Brasília Sul 2	H	13.00	230	09.09.07	07.07.2015
Brasília Sul - Pirineus	H	107.00	230	09.09.07	07.07.2015
Pirineus - Xavantes	H	40.00	230	26.11.06	07.07.2015
Brasília Geral - Brasília Sul (trocou de nome)	I		230	28.10.72	07.07.2015
Brasília Geral - Brasília Sul 1	I	13.00	230	28.10.72	07.07.2015
Brasília Sul - Barro Alto		132.00	230	07.03.82	07.07.2015
Itumbiara - Cachoeira Dourada		44.00	230	19.10.73	07.07.2015
Itumbiara - Rio Verde I (1º trecho)		208.00	230	12.01.86	07.07.2015
Itumbiara - Rio Verde II		202.00	230	29.04.92	07.07.2015
Rio Verde - Barra do Peixe (trocou de nome)	J		230	28.02.94	07.07.2015
Rio Verde - Barra do Peixe 2	J	240.00	230	28.02.94	07.07.2015
Rio Verde - Rondonópolis 1 (trocou de nome)	K		230	04.11.82	07.07.2015
Rio Verde - Rondonópolis	K	257.00	230	04.11.82	07.07.2015
Rio Verde - Rondonópolis 2 (trocou de nome)	L		230	01.11.87	07.07.2015
Rio Verde - Barra do Peixe 1	L	240.00	230	01.11.87	07.07.2015
Rio Verde (FURNAS) - Cachoeira Dourada 1		175.00	230	20.12.86	07.07.2015
Serra da Mesa - Niquelândia		105.00	230	13.10.99	07.07.2015
Xavantes - Bandeirantes II		20.00	230	04.09.73	07.07.2015
Manso - Nobres		66.00	230	01.05.98	07.07.2015

Subtotal - 230 kV		1,949.00

Adrianópolis - Cepel I		1.50	138	27.04.81	07.07.2015
Adrianópolis - Cepel II		1.50	138	05.04.81	07.07.2015
Adrianópolis - Magé I		48.00	138	24.04.73	07.07.2015
Adrianópolis - Magé II		48.00	138	06.01.73	07.07.2015
Alcântara - Adrianópolis 1		19.50	138	18.07.76	07.07.2015
Alcântara - Adrianópolis 2		20.00	138	17.12.98	07.07.2015
Alcântara - Adrianópolis 3		20.00	138	29.12.98	07.07.2015
Alcântara - Imbariê - Adrianópolis		19.50	138	03.05.75	07.07.2015
Angra - Angra (CERJ)		34.00	138	14.04.71	07.07.2015
Angra - Jacuacanga		34.00	138	30.10.77	07.07.2015
Angra - Santa Cruz		96.00	138	04.10.77	07.07.2015
C. Paulista - Volta Redonda		105.00	138	11.06.87	07.07.2015
Campos - C. Itapemirim I		106.00	138	15.02.73	07.07.2015
Campos - C. Itapemirim II		106.00	138	13.02.73	07.07.2015
Campos - Rocha Leão I		110.00	138	10.02.73	07.07.2015
Campos - Rocha Leão II		110.00	138	08.08.73	07.07.2015
Funil - Cachoeira Paulista		49.00	138	06.11.86	07.07.2015
Funil - Volta Redonda		56.00	138	11.06.87	07.07.2015
Jacarepaguá - Ari Franco		10.00	138	15.12.67	07.07.2015
Jacarepaguá - Cosmos		24.00	138	15.12.67	07.07.2015
Jacarepaguá - Mato Alto		16.00	138	24.09.73	07.07.2015
Jacarepaguá - Palmares		28.00	138	24.11.72	07.07.2015
Jacarepaguá - Zin		33.00	138	24.11.72	07.07.2015
Jacuecanga - Brisamar		44.00	138	30.10.77	07.07.2015
Muriqui - Angra (CERJ)		36.00	138	14.04.71	07.07.2015
Muriqui - Brisamar		20.00	138	14.04.71	07.07.2015
Palmares - Mato Alto		13.00	138	24.09.73	07.07.2015
Rio Verde - Ramal P. Emas - Couto Magalhães		254.00	138	01.01.77	07.07.2015
Rio Verde - Cach. Dourada 2		174.00	138	17.08,77	07.07.2015
Rocha Leão - Magé I		108.00	138	24.01.73	07.07.2015

Concession Área	Obs.	Extension (km)	Tension	Operation	End of concession

Rocha Leão - Magé II		108.00	138	06.01.73	07.07.2015
Santa Cruz - ZIN - Ari Franco		31.00	138	15.12.67	07.07.2015
Santa Cruz - ZIN - Cosmos		17.00	138	15.12.67	07.07.2015
Santa Cruz - Brisamar I		20.00	138	30.10.77	07.07.2015
Santa Cruz - Brisamar II		13.00	138	14.04.71	07.07.2015
Santa Cruz - Jacarepaguá		38.00	138	17.10.72	07.07.2015
Santa Cruz - Palmares I		14.00	138	24.11.72	07.07.2015
Santa Cruz - Palmares II		14.00	138	24.09.73	07.07.2015
Santa Cruz - Zin		5.00	138	24.11.72	07.07.2015
São José - Imbariê 1		18.00	138	19.12.98	07.07.2015
São José - Imbariê 2		18.00	138	20.12.98	07.07.2015
São José - Magé I		46.00	138	17.06.01	07.07.2015
São José - Magé II		46.00	138	17.06.01	07.07.2015
Plant de Campos - Campos I		1.00	138	16.07.77	07.07.2015
Plant de Campos - Campos II		1.00	138	24.07.87	07.07.2015
Manso - Nobres		70.00	138	01.04.98	07.07.2015

Subtotal - 138 kV		2,204.00

Eletrodo de Terra - Foz do Iguaçu I		16.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Foz do Iguaçu I		15.00	25	15.08.87	07.07.2015
Eletrodo de Terra - Ibiúna I		67.00	25	01.04.85	07.07.2015
Eletrodo de Terra - Ibiúna II		67.00	25	15.08.87	07.07.2015

Subtotal - 25 kV		165.00

L.C.Barreto - Mascarenhas de Moraes		31.00	14	15.03.69	07.07.2015

Total		19,277.50

Observations:

A – The transmission line was operative from Aug.25, 1997 to Feb.20, 2003, in 345 KV connected to Guarulhos, named Campinas-Guarulhos-Ibiúna Transmission Line. It returned to its original configuration on June 10, 2003
B – Old Cachoeira Paulista – Poços de Caldas Transmission Line, energized originally on Feb. 13, 1974. It was split in Itajubá on July 21, 2002.
C - Old TL Adrianópolis - Campos 1, energized originally on 10/20/77. It was split in Itajubá on 18/11/01.
D - Old TL Adrianópolis - Campos 2, energized originally on 12/03/79. It was split in Itajubá on 09/16/02.
E - Old TL Campos - Vitória 1, energized originally on 10/28/77. It was split in Viana on12/19/05.
F - Old TL Campos - Vitória 2, energized originally on 09/08/78, on 12/19/05 it changed names due to a split in the Campos - Vitória 1 TL.
G – TL was not operative on 07/28/2009.
H – TL originally energized on 09/04/73, split in Pirineus and Brasília Sul, on 11/26/06 and 09/09/2008, respectively.
I - Old TL Brasília Geral - Brasília Sul, energized originally 10.28.72, it changed names as of 09/09/07, due to a split in Brasília Geral - Xavantes.
J – Old TL Rio Verde - Barra do Peixe, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2008, changed names.
K – Old TL Rio Verde - Rondonópolis 1, which after the split of the TL Rio Verde - Rondonópolis 2, into Barra do Peixe, in 2008, changed names.
L - Old TL Rio Verde - Rondonópolis 2, which was split in Barra do Peixe, in 2008, changing name.
M - Old TL Cachoeira Paulista - Volta Redonda was called Cachoeira Paulista - Volta Redonda 2, on Nov 02, 2008, after disconnection from Funil from the TL’ Cachoeira Paulista and Funil – Volta Redonda
N – Old TL Funil - Cachoeira Paulista and Funil - Volta Redonda were disconnected from Funil on Nov 02, 2008 and was named Cachoeira Paulista TL-Volta Redonda 1
O – Old Adrianópolis-Cachoeira Paulista 2 Transmission Line, split in Resende, Tower 119, on April 06, 2009, thus forming the Adrianópolis-Resende and Cachoeira Paulista-Resende Transmission Line.
P – Old Santa Cruz-ZIN-Cosmos Transmission Line, split for entrance in the TK CSA, Tower 008, on April 04, 2009, thus forming the Santa Cruz-TKCSA and TKCSA-ZIN-Cosmos Transmission Lines.

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

79.57	80.76

Main investments - R$ million

Project	2nd qrt/09		1st sem/09

Transmission	Budgeted	Accomplished	Budgeted	Accomplished

Installation of Transmission Line Macaé (RJ) - Campos (RJ)	7.0	4.9	13.7	7.5
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	2.4	3.5	4.9	5.9
Reinforcement of Transmission System RJ and ES	26.2	25.5	44.5	38.1
Reinforcement of Transmission System SP and MG	27.9	24.4	97.1	39.4
Reinforcement of Transmission System GO - MT - DF	7.4	6.9	30.4	14.3
Transmission System maintenance	44.3	9.1	63.6	34.4

Generation

Installation of Combined Cycle TPU Santa Cruz (RJ)	0.0	0.0	0.0	0.0
Installation of HPU Batalha (Paulista)	60.6	30.0	108.1	72.3
Installation of HPU Simplício and SHU Anta	144.6	146.4	260.7	282.8
Modernization of HPU Furnas (MG)	10.9	9.0	18.7	15.2
Modernization of HPU Mascarenhas de Moraes (MG)	0.0	0.0	0.0	0.0
Modernization of HPU Luiz Carlos Barreto (MG)	22.5	17.5	58.1	56.8
Generation System maintenance	8.5	0.2	14.9	3.2

Others

Property. plant / Vehicle / Equipment	15.1	1.5	28.3	4.0
Information tecnology	36.3	16.1	54.7	25.8
Environmental preservation	9.6	3.0	16.4	9.5

Total	423.4	298.0	814.2	609.3

New owner investments – Generation

Enterprise	State/ Localization	Total of the investment (R$ million)	Instal Capacity (MW)	Assured Energy (MW Médios)	Operation	Beginning of construction	End of concession

UHE Batalha	MG/GO	740.0 **	52.5	48.8	Prevision	06.2008	14.08.2041
implantation*		Basis: Aug/08			machine 1 - 10/2010
machine 2 - 11/2010

UHE Simplício	RJ/MG	1,201.0	333.7	191.3	Prevision	03.2007	14.08.2041
/ PCH Anta		Basis: Dec/05			Simplício:
implantation					machine 1 - 12/2010
***					Machine 2 - 02/2011
Machine 3 - 04/2011
Anta:
Machine 1 - 07/2010
Machine 2 - 08/2010

*The enterprise includes the UHE Batalha and associated transmission, namely: SE UHE Batalha, Batalha TL - Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).
** Total Investment related to enterprise actual besiness plan
*** The enterprise includes the UHE Simplício, PCH Anta and associated transmission, namely: SE UHE Simplício – C, SE PCH Anta – C, SE Rocha Leão (Ampla) – C, LT Anta – Simplício and LT Simplício – Rocha Leão (Ampla).

New owner investments – Transmission

Enterprise	State/ Localization	Total of the investment (R$ million)	Extension (km)	Operation	End of concession

TL 345 kV Macaé – Campos III	RJ	52.68**	92	Prevision	03.03.2035
implantation*		Basis: Nov/04		07/2009

TL 345 kV Tijuco Preto – Itapeti –	SP		50	Prevision	26.04.2036
Nordeste implantation***				10 month after
		75.5****		obtained the
		Basis: Jul/05		Instalation
				license
				(no emitida)

				Prevision
TL 500 kV Bom Despacho 3 – Ouro		96.3		21 month after
	MG		180		27.01.2039
Preto 2 *****		Basis: nov/08		concession
				contract
				signature

* The enterprise includes the TL Macaé – Campos III and SE Macaé – 1A and Campos – 13A.
** Total Investment related to enterprise actual business plan
** * The enterprise includes the TL Tijuco Preto – Itapeti III and IV and Itapeti – Nordeste and SE Itapeti – C, Nordeste – C and Tijuco Preto – 16A. **** Total Investment related to enterprise actual business plan ***** The undertaking was assigned to Furnas at Aneel auction nº 006 dated June 10, 2008. Its concession contract was signed on January 29, 2009. It includes, besides the 500 kV transmission line (Bom Despacho3-Ouro Petro 2) the following substations – Bom Despacho 3 (Cemig and Out=ro Preto 2 (Cemig)-3A

Loans and Financing – R$ million

Local Currency

Creditor	06.30.09	Due

Eletrobrás - ECF 1713	96.22	30.03. 2018
Eletrobrás - ECF 2506	126.55	30.12. 2018
Eletrobrás - ECF 2309	12.19	30.12. 2010
Eletrobrás - ECF 2614	-	29.12. 2008
Eletrobrás - ECF 2624	325.10	21.12. 2008
Eletrobrás - ECF 2676	122.27	29.12. 2008
Eletrobrás - ECF 2717	2.33	30.12.2015
Eletrobrás - ECF 2695	3.49	30.10.2014
Fundação Real Grandeza	583.43	29.12. 2012
Fundação Real Grandeza - Plano	296.05	01.12. 2015
Empresa Produtora de Energia	-	05.06. 2009
Eletronuclear	1.78	10.09. 2009
Banco do Brasil S.A.	26.92	14.10. 2011
Banco do Brasil S.A.	31.77	04.11. 2011
Banco UBS Pactual S.A.	16.05	04.11. 2011
Banco UBS Pactual S.A.	26.57	05.12. 2011

Banco do Brasil S.A.	12.23	05.12. 2011
FURNAS II - FIDC	151.07	31.05. 2010
Banco do Brasil S.A.	112.34	25.10. 2012
Caixa Econômica Federal	214.48	25.07. 2012
Banco do Brasil S.A.	85.39	15.10. 2012
Banco da Amazônia S.A.	199.55	15.02. 2013
BNDES	646.54	15.07. 2026

Foreign Currency

Creditor	06.30.09	Due	Currency

Eletrobrás - ECR 258/98	62.39	04.04.2018	US$
Eletrobrás - ECR 261/98	276.09	04.04.2018	Yen

Contract obligations on 06/30/09 – R$ million

	2009	2010	2011	2012	2013	2014	After 2014

Loans and Financing	3,234	2,636	2,119	1,359	918	763	593

FURNAS does not have accounting registration of property accounts (assets and liabilities) accrued by activity, The segregation is only done for the result accounts,

Energy Purchased Contracts	2009	2010	2011	2012	2013	2014	After 2014

GWh	16,000	16,000	16,000	16,000	16,000	16,000	16,000

R$	2,047	2,047	2,047	2,047	2,047	2,047	2,047

Note: Include energy purchase from Eletronuclear and HEU of Serra da Mesa.
The energy purchases from Cien and TU Mário Covas were not considered because these agents are not complying with delivery obligations stated in the contracts.

Partnership

Generation

SPC / Consortium	Generation Enterprises	Furnas Participation	Investiment R$MM	Other Shareholders	Installed Capacity MW	Assured Energy MW	Energy generated MWh
SPE Enerpeixe S.A. *	UHE Peixe Angical e LT Associada ****	40	1,886.6	Energias do Brasil - 60	452	271.0	1,210.2
SPE Baguari Geração de Energia S.A.	UHE Baguari	**	517.0 Basis: Apr/07	Neoenergia - 51	140	81.4
SPE Retiro Baixo Energética S.A.	UHE Retiro Baixo	49	322.0 Basis: Jul/08	Orteng – 25.5 Logos – 15.5 Alen – 10	82	68.4
SPE Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	40 ***	2,642.7 Basis: Oct/08	CPFL - 51 CEEE – 9	855	432.0
SPE Serra do Facão Energia S.A.	UHE Serra do Facão	49,5 ****	859.3 Basis: Dec/08	Alcoa - 35 DME - 10 Camargo Correa – 5.5	213	182.4
SPE Madeira Energia S.A.	UHE Santo Antônio	39	13,785.0 Basis: Dec/08	Fundo deInvest. e Part. Amazônia Energia - 20 Odebrecht Invest. Infra- Estrutura -17.6 Andrade Gutierrez Part. -12.4	3,150	2,218

Cemig Geração e Transmissão - 10 Norberto Odebrecht - 1
SPE Inambari Geração de Energia S.A.	UHE Inambari (Peru)	19.6	37 Baseis Oct/08	Construtora OAS - 51 Eletrobrás - 29.4	2,000

Obs.: For the projects which are in operation: the value of the investments, based on the Financial Statements of the SPC on June 30, 2009
* For the projects under construction: value of the investments estimated in the SPC.
** FURNAS owns 30.6% of SPE Baguari Energia SA (partner-Cemig-69.4) which owns 49% of participation in the SPE Baguari Geração de Energia SA
*** FURNAS owns 40% of SPE Foz de Chapecó Energia SA due to the modification of the corporate structure approved by ANEEL, through resolution 1913 dated May 12,2009, when Furnas bought the participation of Pentágono Trust (50.1%) in the Chapecoense Geração SA
**** FURNAS owns 49.5% of SPE Serra do Facão Energia SA due to the modification of the corporate structure resulting from addendum nº 1 to thw shareholders agreement dated Nov. 07,2008, when Furnas bought the participation of Oliveira Trust Servicer SA (50.1%) in the SPE Serra do Facão Participações SA

Transmission

SPC / Consortium	Transmission Enterprises (*)	Furnas Participation	Investiment R$MM	Status	Other Shareholders
Companhia Transleste de Transmissão S.A.	TL Montes Claros - Irapé 345 kV - 139 km	24	126.4	operating	Transminas - 41 Cemig - 25 Orteng - 10
Companhia Transudeste de Transmissão S.A.	TL Itutinga - Juiz de Fora 345 kV - 144 km	25	85.5	operating	Transminas - 41 Cemig - 24 Orteng -10
Companhia Transirapé de Transmissão S.A.	TL Irapé - Araçuaí 230 kV - 61 km	24,5	70.1	operating	Transminas - 41 Cemig - 24,5 Orteng - 10
Companhia de Transmissão Centroeste de Minas S.A.	TL Furnas - Pimenta II 345 kV - 75 km	49	54.0 Basis: Sep/08	Installation license 002, 04.28.2009	Cemig - 51
Interligação Elétrica Madeira S.A. (IE Madeira) **	TL Porto Velho - Araraquara 2 600 kV - 2.375 km	24.5	1,734.3 Basis: Nov/08	Expected: Operation license Feb/2012	CTEEP - 51 CHESF – 24.5
Interligação Elétrica Madeira S.A. (IE Madeira) ***	Correction Station CA/CC, 500/±600 kV, And Reverse Station CC/CA, ±600/500 kV	24.5	1,240.8 Basis: Nov/08	Expected: Operarion License Apr/2013	CTEEP - 51 CHESF – 24.5
Transenergia Renovável S.A. ****	Small Hydro Plants and Biomass Plant Connection to SIN (3 LT 230 kV e 3 SE)	49	279.1 Basis: Nov/08	Expected: Operation License- Oct/2011	Delta – 25.5 Fuad Rassi -25.5
Transenergia São Paulo S.A.****	SE Itatiba, 500 kV	49	73,1 Basis: Apr/09	Expected: Operation license 18 month after concession contract signature	J. Malucelli – 25.5 Delta – 25.5
Transenergia Goiás S.A.*****	LT 230 kV Serra da Mesa - Niquelândia and Niquelândia - Barro Alto	49	70,3 Basis: Apr/09	Expected: Operation license18 month after concession contract signature	J. Malucelli – 25.5 Delta – 25.5

Obs.: For the projects in operation: investment value based on the balance sheet position of the SPE on June 30, 2009 (Property, plant and equipment net plus accrued depreciation).
For projects under construction: investment value estimated at the SPE.

ICG – transmission installation of generation for shared connection purposes.
IEG – installation of exclusive interest and individual characteristics of generation
When under construction, the length in km is mentioned in the Aneel concession contract. When in operation, the length is adjusted to the actual extension in km
* This project refers to portion D of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009.
** This project refers to portion F of 007 Aneel Auction, held on 11.26.2008. The concession contract was signed on 02.26.2009
*** This project refers to portion C of 008 Aneel Auction, held on 11.24.2008. The concession contract was signed on 04.23.2009.
**** This project refers to portion G of 001 Aneel Auction, held on 05.08.2009. The concession contract was not signed yet
***** This project refers to portion K of 001 Aneel Auction, held on 05.08.2009. The concession contract was not signed yet

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total
1,588	362	271	434	587	1,488	4.730

Department	Number of employees

Administrative	1,319
Operational	3,411

Complementary work force – 06/30/09

Contracted	Other

1,703	4

Marketletter – June	2009	Chesf

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008
		(reclassified)

Current Assets
Cash and banks	3,667	2,422
Open-market applications	558,331	320,412

	561,998	322,834

Consumers and concessionaires	704,542	729,195
(-)Provision for credits of questionable liquidation	(58,000)	(20,096)
Taxes and contributions to recover	131,667	120,981
Advances to employees	17,153	33,720
Stored materials	72,830	74,299
Tax credits – social contribution deferred	14,133	20,390
Tax credits – income tax deferred	15,869	3,094
Services in course	119,472	84,194
Collaterals and linked deposits	3	90,895
Others	43,473	49,918

	1,623,140	1,509,424

Non-Current Assets
Consumers and concessionaires	53,820	93,535
(-)Provision for credits of questionable liquidation	(5,231)	(8,425)
Tax credits – social contribution deferred	26,859	46,753
Tax credits – income tax deferred	95,929	76,856
Property and right to be sold	11,559	10,769
Collaterals and linked deposits	20,919	-
Others	15,880	14,708

	219,735	234,196

Investments
Permanent partnerships	394,030	196,514
Property and rights for future use – studies and projects	-	8,502
Alternative sources – solar energy	-	973
Procel – Energy conservation	-	489
Others	2,671	854

	396,701	207,332

Property, plant and equipment
In service
Land	2,006,202	2,000,566
Reservoirs, dams and aqueducts	9,488,880	9,313,671
Buildings, civil works and improvement of property	2,750,576	2,734,067
Machine and equipment	11,562,353	11,061,026
Vehicles	56,627	49,263
Furniture and utensils	39,688	37,953
	25,904,326	25,196,546
Acumulated depretiation	(11,048,529)	(10,458,293)
	14,855,797	14,738,253
In course	1,498,106	1,631,012
	16,353,903	16,369,265
Obligation linked to the concession	(155,866)	(155,641)

	16,198,037	16,213,624

Intangible
In service	38,829	28,773
Accumulated amortization	(12,759)	(5,686)

	26,070	23,087

In course	3,228	9,333

	29,298	32,420

	16,843,771	16,687,572

Total Assets	18,466,911	18,196,996

Liabilities	2009	2008
		(reclassified)

Current Liabilities
Suppliers	163,188	172,794
Payment-roll	7,484	6,196
Taxes and social contribution	177,852	383,203
Loans and financing	441,674	414,018
Debt charges	6,979	7,882
Estimated obligations	97,280	85,785
Private security fund	321,307	176,767
Consumer charges to collect (RGR e CCC)	46,038	20,107
Research & Development	40,562	68,938
Financial compensation for the use of hydro resources	42,437	23,597
Others	26,207	27,563

	1,371,008	1,386,850

Non-Current Liabilities
Taxes and social contribution	47,795	43,343
Loans and financing	3,122,945	3,383,784
Private security fund	2,766	289,710
Consumer charges to collect (RGR e CCC)	28,014	43,800
Research and development	120,722	80,615
Provisions for contingencies	423,511	378,967
Others	7,638	36,179

	3,753,391	4,256,398

Stockholders’ Equity
Social Capital	4,539,557	2,196,306
Capital reserves	4,916,199	6,916,199
Income reserves	3,022,998	2,459,103
Accrued income	569,362	687,744

	13,048,116	12,259,352

Resources for capital increase	294,396	294,396

	13,342,512	12,553,748

Total Liabilities	18,466,911	18,196,996

Statement of Income for the period ended on June 30 by activity
(R$ thousand)

	2009			2008

	Generation	Transmission	Total	reclassified

Operating Revenue
Supply of electric energy	378,293	-	378,293	365,639
Gross supply of electric energy	1,312,008	-	1,312,008	1,393,827
Availability of transmission system	-	625,736	625,736	573,778
Use of electric grid	173,993	-	173,993	717,841
Other operating revenues	1,311	3,060	4,371	3,644

	1,865,605	628,796	2,494,401	3,054,729

Deductions to Operating Revenue
Global Reversion Reserve	(43,295)	(14,863)	(58,158)	(79,163)
ICMS tax on electric energy sale	(44,260)	-	(44,260)	(48,433)
Service tax - ISS	(63)	(150)	(213)	(131)
Research and Development	(15,954)	(5,307)	(21,261)	(26,303)
Fuel consumption account - CCC	-	(34,218)	(34,218)	(39,181)
Energetic development account - CDE	-	(8,165)	(8,165)	(9,436)
PROINFA	-	(22,488)	(22,488)	(12,806)
PIS/PASEP	(29,181)	(4,721)	(33,902)	(37,247)
COFINS	(134,422)	(21,767)	(156,189)	(171,635)

	(267,175)	(111,679)	(378,854)	(424,335)

Net Operating Revenue	1,598,430	517,117	2,115,547	2,630,394

Cost of electric energy service
Cost with electric energy
Electric energy purchased for resale	-	-	-	(12,860)
Charges on the use of electric grid	(355,674)	-	(355,674)	(314,960)
Cost with operation
Personnel	(29,700)	(74,220)	(103,920)	(88,547)
Material	(1,411)	(2,144)	(3,555)	(4,137)
Fuel for production of electric energy	(6,774)	-	(6,774)	(333,489)
Third party services	(7,062)	(14,254)	(21,316)	(20,922)
Financial compensation for the use of hydro resources	(102,025)	-	(102,025)	(65,824)
Depreciation and amortization	(174,687)	(102,997)	(277,684)	(272,248)
Inspection fee	(10,838)	(4,377)	(15,215)	(10,917)
Others	22,196	(547)	21,649	31,693

	(665,975)	(198,539)	(864,514)	(1,092,211)

Cost of service rendered to third parties	-	(14)	(14)	(458)

Gross Operating Income	932,455	318,564	1,251,019	1,537,725

Operating Expenses
Sales expenses
Provision for credits of questionable liquidation	(54,855)	(3,145)	(58,000)	-
Provision for credits of questionable liquidation - reversion	499	-	499	177,006
Losses – consumers / resellers	(93,417)	(1,252)	(94,669)	-
Losses – Free Energy	(219)	-	(219)	(185,863)
Others	344	(91)	253	(206)
General and administrative expenses
Personnel	(47,020)	(128,054)	(175,074)	(147,246)
Material	(2,035)	(4,851)	(6,886)	(6,238)
Third party services	(15,566)	(23,928)	(39,494)	(36,092)
Depreciation and amortization	(20,739)	(12,568)	(33,307)	(27,521)
Provisions for contingencies	(6,487)	(15,444)	(21,931)	(37,426)
Provision for Fachesf above income participation - reversion	485	1,223	1,708	-
Others	(8,586)	(16,838)	(25,424)	(17,518)

	(247,596)	(204,948)	(452,544)	(281,104)

Result of Service	684,859	113,616	798,475	1,256,621

Financial Revenue (Expense)
Income from financial applications	34,747	11,121	45,868	34,054
Monetary variation and arrears –energy sold	13,427	1,564	14,991	25,347
Other monetary variation – asset	126	305	431	491
Other financial revenues	10,442	6,024	16,466	26,110
Pis/Pasep/Cofins	(1)	(1)	(2)	(9)
Debt charges	(192,226)	(31,159)	(223,385)	(261,419)
Monetary variation on loans and financing	36,007	1,554	37,561	(1,064)
Other monetary variations – liability	2,903	7,204	10,107	(34,010)
Other financial expenses	(24,536)	(5,321)	(29,857)	(16,957)

	(119,111)	(8,709)	(127,820)	(227,457)

Other revenues (expenses)
Revenues	21	48	69	645
Expenses	(388)	(911)	(1,299)	(76)

	(367)	(863)	(1,230)	569

Operational Result	565,381	104,044	669,425	1,029,733

Social contribution	(50,232)	(9,525)	(59,757)	(90,945)
Income tax	(138,582)	(25,351)	(163,933)	(250,861)

Fiscal incentives	104,470	19,157	123,627	-

Net income before participation	481,037	88,325	569,362	687,927

Net income for the period	481,037	88,325	569,362	687,927

Net income per share (R$)	11.53	2.12	13.65	16.49

Cash Flow for the period ended on June 30 (R$ thousand)

Operating Activities	2009	2008
		(Reclassified)

Net income for the period	569,362	687,927

Expenses (Revenues) not affecting cash:
Depreciation and amortization	310,991	299,769
Net long-term monetary and currency variations	(28,059)	23,417
Income tax and social contribution	(6,740)	(10,374)
Shareholding participation	(8,704)	(13,869)
Free energy	(2,503)	(29,364)
Property, plant and equipment losses	-	11
Provision for contingencies	19,841	30,865
Transmission regulatory liability	(302)	(2,787)
Sales of investment	(20)	-

	853,866	985,595

Variation in current asset
Consumers, concessionaires and permit holders	76,584	310,726
Stored materials	1,562	(3,233)
Taxes and contributions to recover	(59,564)	(109,998)
Advances to employees	8,925	(24,651)
Collaterals and linked deposits	8,747	(42,831)
Tax credits	998	63,330
Services in course	(14,535)	354
Provision for credits of questionable liquidation	57,501	(170,408)
Other operating assets	13,419	5,063

	93,637	28,352

Variation in current liability
Suppliers	(35,058)	(91,132)
Taxes and social contributions	70,674	168,310
Estimated obligations	18,331	14,311
Income participation	(61,143)	(54,012)
Consumer charges to collect	26,989	(7,147)
Research & Development	(29,203)	3,720
Financial compensation for utilization of hydro resources	9,325	(12,798)
Other operating liabilities	(26,816)	(11,721)

	(26,901)	9,531

Application in non-current asset
Consumer charges to collect	22,829	48,534
Tax credits	684	21,209
Provision for credits of questionable liquidation	-	(6,598)
Collaterals and linked deposits	(477)	-
Other	(515)	120

	22,521	63,265

Increase (decrease) in non-current liabilities
Provisions for contingencies	(11,764)	12,033
Consumer charges to collect	(26,525)	24,732
Research & Development	14,535	15,332

	(23,754)	52,097

Total of operating activities	919,369	1,138,840

Investment Activities
Application in property, plant and equipment and intangible assets	(293,478)	(280,573)
Permanent shareholding participations	(137,033)	(35,197)
Property and rights for future use	(600)	(593)

	(431,111)	(316,363)

Financing Activities
Loans and financing obtained in the long-term	52,421	58,005
Payable charges on loans and financing	201,441	207,072
Monetary variation on loans and financing	(17,290)	1,475
Payment of short-term parts of loans and financing of long-term nature	(224,702)	(768,399)
Financial charges paid to shareholders and related parties	(187,769)	(214,673)
Financial charges paid to financial institutions and other parties	(21,259)	(42,720)
Shareholders remuneration	(565,178)	(246,392)
Private security fund	(68,381)	(82,796)
Property, plant and equipment and intangible discharges	9,004	8,288
Others	20,352	6,397

	(801,361)	(1,073,743)

Total of cash effects	(313,103)	(251,266)

Cash and cash equivalent – beginning of period	875,101	574,100
Cash and cash equivalent – end of period	561,998	322,834

Cash variation	(313,103)	(251,266)

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

1,109.47	1,556.39	52.44$	59.17%

Market Data

Energy generated

			Energy generated		Beginning	End of
	Installed	Guaranteed	MWh		of	concession
Plant	Capacity -	Energy			operation

	MW	MW	2nd qrt/09	1st sem/09

Funil	30.00	15.50	16,758.369	40,029.20	03/1962	07/07/2015
Pedra	20.00	7.20	3,933.597	20,063.72	04/1978	07/07/2015
Araras	4.00	2.00	-	-	02/1967	07/07/2015
Curemas	3.50	2.00	2,396.503	5,125.14	01/1957	25/11/2024
Complexo de Paulo Afonso e Moxotó	4,279.60	2,225.00	4,432,704.485	8,027,603.24	01/1955	02/10/2015
Sobradinho	1,050.30	531.00	1,177,735.327	2,044,275.07	04/1979	09/02/2022
Luiz Gonzaga	1,479.60	959.00	2,084,922.648	3,676,794.30	02/1988	03/10/2015
Boa Esperança (Castelo Branco)	237.30	143.00	421,092.705	744,772.60	01/1970	10/10/2015
Xingó	3,162.00	2,139.00	4,988,324.213	8,921,201.48	04/1994	02/10/2015
Piloto	2.00	-	-	-	02/1949	10/08/2015
Camaçari	350.00	229.80	-	15,982.82	02/1979	10/08/2007

Energy sold

Sale	2nd qrt/09		1st sem/09

	R$ million	MWh	R$ million	MWh

Regulated Contracts - CCEAR	608.62	8,807,165.68	1,220.41	17,815,171.38
Short-term bilateral contracts	19.44	259,344.00	51.98	697,054.00
Long-term bilateral contracts	52.53	348,899.16	101.50	656,452.38
Contracted load	162.81	1,720,376.09	316.41	3,490,059.09

Total	843.40	11,135,784.93	1,690.30	22,658,736.85

Energy settled through CCEE

	2nd qrt/09	1st sem/09

MWh	1,336,241.20	4,874,017.68
R$ million	34.7	173.99

Fuel for production of electric energy

		2nd qrt/09		1st sem/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Natural gas	m³	36,962	0.05	3,736,262	3.08
Diesel oil	L	1,846	0.01	2,201,576	3.69

Losses in generation

2nd qrt/09	1st sem/09

2.69%	2.76%

Extension of transmission lines (km) – 06/30/09

Concession Área	Extension (km)	Tension	Operation	End of Concession

ANGELIM II-RECIFE II	169.00	500	ago/77	7/7/2015
ANGELIM II-RECIFE II	170.70	500	mar/80	7/7/2015
JARDIM II-CAMAÇARI II	249.40	500	mai/00	7/7/2015
GONZAGA-ANGELIM II	248.40	500	fev/77	7/7/2015
GONZAGA-MILAGRES	231.20	500	abr/87	7/7/2015
GONZAGA-OLINDINA	248.60	500	mai/76	7/7/2015
LUIZ GONZAGA-SOBRADINHO	290.60	500	out/79	7/7/2015
MESSIAS-RECIFE II	175.90	500	dez/98	7/7/2015
MILAGRES-QUIXADA	268.70	500	jan/88	7/7/2015
OLINDINA-CAMACARI II	147.20	500	out/76	7/7/2015
OLINDINA-CAMACARI II	146.90	500	set/78	7/7/2015
P.AFONSO IV-ANGEL.II	221.00	500	jul/79	7/7/2015
P.AFONSO IV-OLINDINA	212.80	500	jun/78	7/7/2015
P.AFONSO IV-L. GONZAGA	37.40	500	out/79	7/7/2015
P.AFONSO IV-XINGO	53.80	500	fev/93	7/7/2015
PRES.DUTRA-TERESINA II	207.80	500	mai/00	7/7/2015
PRES.DUTRA-TERESINA II	208.00	500	abr/03	7/7/2015

QUIXADA-FORTALEZAII	137.80	500	ago/96	7/7/2015
SOBRAL III-FORTALEZAII	210.80	500	mai/00	7/7/2015
S.J.PIAUI-B.ESPERANCA	233.80	500	dez/80	7/7/2015
SOBRADINHO-S.J.PIAUI	211.00	500	out/80	7/7/2015
SOBRADINHO-LUIZ GONZAGA	316.00	500	jun/88	7/7/2015
TERESINA II-SOBRAL III	334.00	500	mai/00	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
ULUIZ GONZAGA-L.GONZAGA,	0.60	500	mai/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	out/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.30	500	out/79	7/7/2015
U.SOBRADINHO-SOBRADINHO,	0.40	500	out/79	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	dez/79	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	mai/80	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	out/80	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	jul/81	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	dez/81	7/7/2015
PLANT IV-P.AFONSO IV	0.60	500	mai/83	7/7/2015
PLANT XINGO - XINGO	0.90	500	out/95	7/7/2015
PLANT XINGO - XINGO	0.90	500	out/95	7/7/2015
PLANT XINGO - XINGO	0.90	500	out/95	7/7/2015
PLANT.XINGO.- XINGO	0.90	500	out/95	7/7/2015
PLANT XINGO - XINGO	0.80	500	mar/94	7/7/2015
PLANT XINGO - XINGO	0.80	500	nov/94	7/7/2015
XINGO-JARDIM	159.70	500	mai/00	7/7/2015
XINGO-MESSIAS	218.90	500	fev/93	7/7/2015

Sub-total - 500 kV	5,121.50

ANGELIM-MESSIAS	78.80	230	abr/77	7/7/2015
ANGELIM-MESSIAS	78.80	230	out/76	7/7/2015
ANGELIM-MESSIAS	79.10	230	ago/86	7/7/2015
ANGELIM-RIBEIRAO	115.60	230	jan/53	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/67	7/7/2015
ANGELIM-RECIFE II	171.70	230	jan/61	7/7/2015
ANGELIM-TACAIMBO,	64.00	230	mar/63	7/7/2015
ANGELIM-TACAIMBO	64.00	230	mar/73	7/7/2015
ANGELIM-TACAIMBO	65.70	230	jun/98	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	mar/70	7/7/2015
B.ESPERANCA-TERESINA	198.00	230	dez/81	7/7/2015
BONGI-ACONORTE	6.00	230	ago/76	7/7/2015
B.J.DA LAPA-BARREIRAS	233.50	230	dez/90	7/7/2015
BANABUIU-FORTALEZA	177.20	230	out/65	7/7/2015
BANABUIU-FORTALEZA	176.00	230	jul/78	7/7/2015
BANABUIU-FORTALEZA	176.00	230	ago/78	7/7/2015
BANABUIU-MOSSORO II	177.20	230	jul/03	7/7/2015
BANABUIU-RUSSAS II	110.40	230	mai/71	7/7/2015
BOM NOME-MILAGRES	83.70	230	set/61	7/7/2015
BOM NOME-MILAGRES	84.10	230	dez/74	7/7/2015
BOM NOME-MILAGRES	83.80	230	set/79	7/7/2015
CAUIPE-SOBRAL	177.50	230	nov/73	7/7/2015
CICERO DANTAS-CATU	200.70	230	mar/68	7/7/2015
CICERO DANTAS-CATU	201.20	230	abr/72	7/7/2015
C.GRANDE-GOIANINHA	99.20	230	fev/70	7/7/2015
C.GRANDE-NATAL II	188.10	230	out/99	7/7/2015
C.GRANDE-NATAL II	188.10	230	out/02	7/7/2015
C.GRANDE II-S.CRUZ II	113.40	230	mai/79	7/7/2015
C.GRANDE II-PARAISO	118.50	230	out/78	7/7/2015
CAMACARI-C.METAIS	3.20	230	fev/82	7/7/2015
CAMACARI-CQR	7.20	230	mai/92	7/7/2015
CAMACARI-COTEGIPE	22.90	230	jun/70	7/7/2015
CAMACARI-COTEGIPE	23.50	230	out/76	7/7/2015
CAMACARI-GOV.MANGAB.	83.70	230	set/82	7/7/2015
CAMACARI-GOV.MANGAB	83.70	230	set/82	7/7/2015
CAMACARI-JACARACANGA	19.20	230	jul/77	7/7/2015
CAMACARI-JACARACANGA	19.20	230	mar/77	7/7/2015
CAMACARI-MATATU	47.00	230	ago/53	7/7/2015
CAMACARI-PITUACU	39.20	230	out/84	7/7/2015
CAMACARI-PITUACU	39.20	230	jan/02	7/7/2015
COTEGIPE-JACARACANGA	15.20	230	dez/71	7/7/2015
COTEGIPE-MATATU	30.00	230	mai/77	7/7/2015
CATU-CAMACARI	25.00	230	jun/70	7/7/2015
CATU-CAMACARI	25.00	230	ago/53	7/7/2015
CATU-GOV.MANGABEIRA	77.20	230	ago/67	7/7/2015
CATU-ITABAIANINHA	144.60	230	ago/53	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FUNIL-ITAPEBI	197.80	230	jul/90	7/7/2015
FORTALEZA-CAUIPE	58.80	230	nov/73	7/7/2015

FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZAII-D.GOUVEIA	7.10	230	jun/89	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	fev/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	abr/00	7/7/2015
FORTALEZA-FORTALEZA II	0.30	230	out/05	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-CAU¥PE	57.40	230	nov/03	7/7/2015
FORTALEZA II-PICI	27.70	230	mai/05	7/7/2015
FORTALEZA II-PICI	27.70	230	mai/05	7/7/2015
GOIANINHA-MUSSURE	50.60	230	out/77	7/7/2015
GOIANINHA-MUSSURE	50.60	230	out/77	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	dez/68	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	fev/84	7/7/2015
GOV.MANGABEIRA-SAPEAÇU	24.60	230	fev/84	7/7/2015
ICO - ICO U1	1.50	230	mar/97	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
ITAPEBI-EUNAPOLIS	47.00	230	jul/90	7/7/2015
IRECE-B.JESUS DA LAPA	285.70	230	set/81	7/7/2015
ITABAIANINHA-ITABAIANA	77.00	230	ago/53	7/7/2015
ITABAIANA-JARDIM	44.00	230	ago/79	7/7/2015
ITABAIANA-JARDIM	44.00	230	ago/79	7/7/2015
JACAR.-ALUNORDESTE	1.80	230	mai/83	7/7/2015
JACARACANGA-DOW	7.90	230	jul/77	7/7/2015
JACARACANGA-DOW	7.80	230	mar/77	7/7/2015
JARDIM-FAFEN	12.50	230	ago/81	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	jan/80	7/7/2015
JAGUARARI-JAGUARARI	9.70	230	abr/81	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	jan/80	7/7/2015
JUAZEIROII-S.BONFIMII	148.50	230	abr/81	7/7/2015
LIBRA-LIBRA	1.50	230	dez/91	7/7/2015
MILAGRES-BANABUIU	225.90	230	fev/65	7/7/2015
MILAGRES-BANABUIU	225.10	230	dez/77	7/7/2015
MILAGRES-BANABUIU	225.10	230	dez/77	7/7/2015
MILAGRES-COREMAS	119.40	230	nov/86	7/7/2015
MILAGRES-COREMAS	-	230	fev/09	4/3/2035
MILAGRES-TAUÁ	207.00	230	nov/06	4/3/2035
MIRUEIRA-PAU FERRO	22.60	230	out/99	7/7/2015
MIRUEIRA-GOIANINHA	50.30	230	dez/89	7/7/2015
MESSIAS-MACEIO	26.50	230	nov/02	7/7/2015
MESSIAS-MACEIO	26.50	230	dez/02	7/7/2015
MOSSORO-ACU	71.30	230	jul/87	7/7/2015
MESSIAS-RIO LARGO	11.90	230	ago/86	7/7/2015
MESSIAS-RIO LARGO	11.60	230	out/76	7/7/2015
MESSIAS-RIO LARGO	11.60	230	abr/77	7/7/2015
OLINDINA-OLINDINA	0.20	230	mai/80	7/7/2015
OLINDINA-OLINDINA	0.20	230	mai/80	7/7/2015
P.AFONSO-ANGELIM	221.30	230	jan/53	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/67	7/7/2015
P.AFONSO-ANGELIM	220.20	230	jan/61	7/7/2015
P.AFONSO-ANGELIM	221.00	230	dez/73	7/7/2015
P.AFONSO-BOM NOME	170.10	230	out/61	7/7/2015
P.AFONSO-BOM NOME	170.70	230	dez/74	7/7/2015
P.AFONSO-BOM NOME	170.80	230	nov/78	7/7/2015
P.AFONSO-C.DANTAS	134.20	230	mar/68	7/7/2015
P.AFONSO-C.DANTAS	133.80	230	jun/72	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	abr/87	7/7/2015
P.AFONSO-ITABAIANA	162.50	230	set/85	7/7/2015
P.AFONSO IV-P.AFONSO	1.10	230	out/79	7/7/2015
P.AFONSO IV-P.AFONSO	1.40	230	fev/81	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	mar/03	7/7/2015
PAU FERRO-C.GRANDE	126.00	230	out/99	7/7/2015
PIRIPIRI-SOBRAL	167.40	230	ago/73	7/7/2015
PARAISO - NATAL II	97.90	230	abr/79	7/7/2015
PITUACU-NARANDIBA	3.60	230	nov/83	7/7/2015
PITUACU-PITUACU	0.40	230	ago/83	7/7/2015
RECIFE II-JOAIRAM	7.60	230	jan/53	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/67	7/7/2015
RECIFE II-JOAIRAM	7.31	230	jan/61	7/7/2015
JOAIRAM-BONGI	6.26	230	jan/53	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/67	7/7/2015
JOAIRAM-BONGI	6.37	230	jan/61	7/7/2015
RECIFE II-GOIANINHA	71.30	230	fev/72	7/7/2015
RECIFE II-GOIANINHA	71.40	230	fev/72	7/7/2015
RECIFE II-MIRUEIRA	31.00	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/80	7/7/2015
RECIFE II-MIRUEIRA	31.40	230	jun/86	7/7/2015

RECIFE II-PAU FERRO	32.00	230	set/04	7/7/2015
RECIFE II-PAU FERRO	32.00	230	set/04	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RECIFE II-PIRAPAMA II	27.60	230	jun/80	7/7/2015
RIBEIRAO-RECIFE II	56.70	230	set/94	7/7/2015
RIO LARGO-PENEDO	122.70	230	jan/98	7/7/2015
RIO LARGO-TRIKEM	23.20	230	jun/76	7/7/2015
RUSSAS II-MOSSORO II	75.00	230	abr/81	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
SOBRAL III-SOBRAL II	13.90	230	jul/05	7/7/2015
S.MENDES-PICOS	99.60	230	mar/86	7/7/2015
S.J.PIAUI-E.MARTINS	172.90	230	fev/98	7/7/2015
S.J.PIAUI-S.MENDES	68.20	230	jul/85	7/7/2015
SR. DO BONFIM-IRECE	214.00	230	set/81	7/7/2015
S.CRUZ II-NATAL II	101.30	230	mai/79	7/7/2015
SAPEAÇU-FUNIL	193.80	230	dez/68	7/7/2015
SAPEAÇU-FUNIL	192.10	230	fev/84	7/7/2015
SAPEAÇU-S.ANTO.JESUS	31.00	230	abr/97	7/7/2015
S.ANTO.JESUS-FUNIL	161.90	230	abr/97	7/7/2015
TACAIMBO-C.GRANDE II,	124.70	230	jun/85	7/7/2015
TACAIMBO-C.GRANDE II	124.70	230	jun/85	7/7/2015
TERESINA I-TERESINAII	25.00	230	set/02	7/7/2015
TERESINA I-TERESINAII	25.00	230	set/02	7/7/2015
TERESINA-PIRIPIRI	154.70	230	nov/71	7/7/2015
U.APO.SALES-P.AFONSO	5.80	230	out/77	7/7/2015
U.APO.SALES-P.AFONSO	5.70	230	mar/77	7/7/2015
U.B.ESPER.-B.ESPER.	2.80	230	dez/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	jan/80	7/7/2015
SOBRADINHO-JUAZEIROII	42.50	230	abr/81	7/7/2015
PLANT II-P.AFONSO	0.60	230	out/61	7/7/2015
PLANT II-P.AFONSO	0.70	230	dez/64	7/7/2015
PLANT II-P.AFONSO	0.60	230	mai/67	7/7/2015
PLANT II-P.AFONSO	0.70	230	mai/67	7/7/2015
PLANT II-P.AFONSO	0.70	230	dez/67	7/7/2015
PLANT III-P.AFONSO	0.60	230	out/71	7/7/2015
PLANT III-P.AFONSO	0.60	230	abr/72	7/7/2015
PLANT III-P.AFONSO	0.60	230	abr/74	7/7/2015
PLANT III-P.AFONSO	0.60	230	ago/74	7/7/2015
PLANT I-P.AFONSO	0.60	230	jan/55	7/7/2015
PLANT I-P.AFONSO	0.60	230	jan/55	7/7/2015

Sub-total - 230 kV	12,537.52

C.GRANDE II-S.CRUZ II	117.30	138	abr/63	7/7/2015
C.GRANDE II-S.CRUZ II	117.30	138	jan/68	7/7/2015
C.NOVOS-S.DO MATOS	38.80	138	dez/67	7/7/2015
SANTANA DO MATOS-ACU	49.50	138	dez/67	7/7/2015
S.CRUZ II-C.NOVOS II	55.00	138	out/65	7/7/2015
PLANT II-ZEBU	6.00	138	dez/64	7/7/2015

Sub-total - 138 kV	383.90

ABAIXADORA-MULUNGU	6.50	69	mai/75	7/7/2015
ABAIXADORA-MOXOTO	5.30	69	fev/70	7/7/2015
ABAIXADORA-ZEBU	5.40	69	out/72	7/7/2015
C.GRANDE I-BELA VISTA	9.20	69	set/93	7/7/2015
C.GRANDE II-BELA VISTA	7.20	69	out/89	7/7/2015
C.GRANDE II-C.GRANDE I	9.30	69	mai/64	7/7/2015
CAMACARI-CAMACARI	1.40	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
COTEGIPE-CATU	48.70	69	jun/60	7/7/2015
JABOATAO-RECIFE.II	3.10	69	jan/65	7/7/2015
M.REDUZIDO-M.REDUZIDO	0.50	69	abr/73	7/7/2015
MATATU-PITUACU	7.40	69	jun/60	7/7/2015
MATATU-PITUACU	7.30	69	jun/60	7/7/2015
PIRAPAMA II-RECIFE II	21.00	69	jan/65	7/7/2015
PITUACU-COTEGIPE	22.10	69	jun/60	7/7/2015
PITUACU-COTEGIPE	21.90	69	jun/60	7/7/2015
S.CRUZ II-NATAL II	89.30	69	jan/64	7/7/2015
PLANT DE PEDRA-JEQUIE	20.50	69	nov/78	7/7/2015
VILA ZEBU-ITAPARICA	27.00	69	jul/77	7/7/2015
ZEBU-MOXOTO	7.20	69	abr/83	7/7/2015
ZEBU-XINGO	56.50	69	ago/81	7/7/2015

Sub-total 69 kV	425.50

Total	18,468.42

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

75.74	74.60

Main investments - R$ million

Project	2nd qrt/09	1st sem/09

Transmission	110.92	197.34

Extension of the Northeast Transmission System	38.97	64.54
Reinforcement and improvement of the transmission system	40.44	86.11
Maintenance of transmission system	24.26	39.44
SUAPE II / SUAPE III - enterprise	7.25	7.25

Generation	43.67	77.86

Maintenance of generation system	11.67	19.02
Studies for generation expansion	3.67	5.46
Resettlement of Itaparica	28.33	53.38

Infra-structure	8.2	18.28

Real Estate	1.89	4.55
Maintenance of equipment/vehicles/furniture	1.16	3.62
Maintenance of info assets.	5.15	10.11

Total	162.79	293.48

New owner investments – Transmission

Project	State	Total	Extension of	Beginning	End of
	Venue	Investment	the lines -	of	concession
		R$ million	Km	Operation

TL 230 kV Eunápolis/Teixeira de Freitas II C1	BA	58.7	152	30/11/2010	16/10/2038

TL 230 kV Funil/Itapebi C3	BA	49.3	198	30/06/2010	20/04/2037

TL 230 kV Ibicoara/Brumado C1	BA	82.0	95	30/12/2009	14/06/2037

TL 230 kV Jardim/Penedo C1	SE / AL	30.5	110	15/04/2010	17/03/2038

TL 230 kV Milagres/Coremas C2	CE / PB	20.9	120	30/06/2009	04/03/2035

		Incluído na
		LT 230 kV
TL 230 kV Paraíso/Açu II C2	RN	Picos / Tauá	135	20/09/2009	14/06/2037
		C1

TL 230 kV Picos/Tauá II C1	PI / CE	97.8	183,2	15/02/2010	14/06/2037

			45 km CS 500
SE Suape II 500/230 kV and SE Suape III 230/69 kV, with			kV
a split of TL 500 kV Messias/Recife II C1 and 230 kV	PE	175.2		28/01/2011	28/01/2039
Pirapama/Termopernambuco C1/C2			10,8 km CD
			230 kV

Loans and Financing – R$ million

Creditor	Balance on	Date due	Currency
	06/30/09

Eletrobrás
ECF-1186-A/94	148.11	30/12/2012	US$
ECR-250/94	2.69	30/12/2009	US$
ECF-1201-E/95	164.35	30/12/2012	R$
ECF-1197-E/95	2,552.65	28/02/2017	R$
ECF-1231-A/94	1.63	30/12/2009	R$
ECF-1761/98	52.79	28/02/2011	R$
ECF-1761/98-TR II	7.53	30/06/2010	R$
ECF-1762/98	82.37	30/12/2010	R$
ECF-2113/2001	0.11	30/10/2009	R$
ECF2561-A/07	139.22	30/09/2018	R$
ECF-2684/08	0.42	30/12/2018	R$
ECF-2648/07	17.71	30/12/2018	R$
Financial institutions
Inst. Financ. Internacional	23.76	30/11/2008	Euro
Banco do Brasil	14.60	16/02/2012	R$
Banco do Brasil	151.19	16/02/2012	R$
Banco do Brasil	15.24	26/02/2012	R$
Banco do Brasil	15.55	26/03/2012	R$
Banco do Brasil	15.87	26/04/2012	R$
Banco do Brasil	15.75	26/05/2012	R$
Banco do Brasil	16.52	26/06/2012	R$
Banco do Brasil	12.10	26/07/2012	R$

Banco do Nordeste	121.44	30/08/2020	R$

Gran total	3,571.60

Contract obligations on 06/30/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Generation	175,00	317,76	347,85	629,94	317,65	350,70	1.008,41
Transmission	63,30	116,64	36,16	30,57	27,19	27,20	123,23

Total	238,30	434,40	384,01	660,51	344,84	377,90	1.131,64

Partnership
Generation

SPC/ Consortium	Object	Installed Capacity	Guaranteed Energy	Participation %	Enterprise Value R$ million	Partnership		Beginning	Beginning	End
								operation	construction	concession

						Partners	%

Energética Águas da Pedra S.A.	UHE Dardanelos	261 MW	154.9	24.5	760.8	Neoenergia	51	12/2010	03/2007	2042
						Eletronorte	24.5

Energia Sustentável do Brasil		3,300 MW	1,975.36	20.0	10,000.0	Suez	50.1	2013	2008	2043
						Energy Ltda
	UHE					Camargo	9.9
	Jirau					Correa
						Eletrosul	20.0

Transmission

SPC/Consortium	Object	TL Extension	Participation %	Enterprise Value R$ million	Partnership		In operation

					Partners	%	Yes	No

STN – Sistema de Transmissão Nordeste S.A.	TL (Teresina/Sobral/ Fortaleza), 500 kV	546 km	49	516.20	Alusa	51	X

Integração Transmissora de Energia S.A. - INTESA	TL (Colinas/Miracema/ Jurupi/Peixe 2/ Serra da Mesa 2), 500 kV	695 km	12	500	Fundo de Investimentos em Participações Brasil Energia – FIP	51	X

					Eletronorte	37

Manaus Transmissora de Energia S.A.	TL - Oriximiná/Itacoatiara, CD, 500 kV	375 km	19.5	1,114	Eletronorte	30		X

	TL- Itacoatiara / Cariri CD, 500 kV,	212 km			Espanhola Abengoa	30

	SE-Itacoatiara 500/138 kV e SE Cariri 500/230 kV				Fundo de Investimento em Participações Brasil Energia - FIP	20.5

Interligação Elétrica do Madeira SA	TL-Coletora Porto Velho (RO)-Araraquara 2 (SP), nº 01, em CC, +/- 600 kV	2,375km	24.5	2,974	Furnas	24.5		X

	Station retificadora n 02 CA/CC, 500 kV, +/- 600 kV – 3.150 MW				CTEEP- Cia de Transmissão de Energia Elétrica Paulista	51

	station inversora nº 02 CC/CA, +/- 600 kV/500 kV – 2.950 MW

Number of employees – 06/30/09
Composition of employees by tenure (years)

to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

866	542	111	3	1,718	2,412	5,652

Department	Number of employees

Field	3,471
Administrative	2,181

Complementary work force – 06/30/09

Others

10

Marketletter – June 2009	Eletronorte

Balance Sheet for the period ended on June 30 (R$ thousand)

	Parent Company		Consolidated
Assets	2009	2008	2009	2008

Current Assets
Cash and banks	2,947	1,265	6,039	5,915
Open-market applications	1,039,371	1,152,823	1,040,888	1,153,068
Consumers, concessionaires and affiliates	1,129,340	951,767	1,196,622	1,028,238
Loans and Financing	5,945	-	-	-
Debt charges	-	104	-	-
Provision for credits of questionable liquidation	(717,641)	(547,205)	(822,562)	(631,510)
Debtors	118,763	80,377	49,776	90,423
Other credits	112,965	126,012	194,828	128,415
Stored materials	74,814	78,065	76,676	79,743
Expenses paid in advance	10,672	10,953	11,199	10,953

	1,777,176	1,854,161	1,753,466	1,865,245

Non-Current Assets
Loans and Financing	25,421	456,611	-	426,968
Holding and controlled co’s	44,075	175,165	1,913	175,165
Other credits	23,320	38,812	24,040	39,720
Consumers, concessionaires and affiliates	53,001	54,958	64,396	70,167
Property for sale	419	419	419	419
Legal deposits	76,692	67,510	76,826	67,510
ICMS tax to recover	706,151	640,771	742,165	669,712
Provision for credits of questionable liquidation	(767,604)	(408,287)	(767,604)	(408,287)
Expenses paid in advance	32,427	33,283	32,427	33,283

	193,902	1,059,242	174,582	1,074,657

Investments	422,758	331,295	379,019	255,159
Property, plant and equipment	14,437,604	15,397,919	14,566,513	15,480,559
Intangible	15,178	9,772	15,933	10,977
Deferred	-	37,642	-	37,642

	15,069,442	16,835,870	15,136,047	16,858,994

Total Assets	16,846,618	18,690,031	16,889,513	18,724,239

	Parent Company		Consolidated
Liabilities and Stockholders Equity	2009	2008	2009	2008

Current Liabilities
Payment-roll	10,518	9,740	11,085	10,303
Regulatory taxes	105,495	106,818	106,061	107,654
Taxes and social contributions	68,001	71,376	69,774	72,840
Suppliers	184,948	183,375	185,967	184,382
Private security fund	2,970	8,726	2,970	8,726
Debt charges	14,917	13,879	14,917	13,879
Loans and financing	406,569	436,681	408,906	441,566
Other payable accounts	213,918	114,970	217,304	116,340
Research and development	74,993	91,088	77,289	96,732
Consumer	37,611	37,100	37,611	37,100
Estimated obligations	61,307	56,364	66,380	60,504
Provisions	659,485	780,485	665,505	781,689

	1,840,732	1,910,602	1,863,769	1,931,715

Non-Current Liabilities
Taxes and social contributions	28,308	25,958	28,308	25,958
Consumer	1,000,141	1,037,653	1,000,141	1,037,653
Other payable accounts	25,260	47,252	25,260	47,253
Research and development	6,988	-	11,335	-
Loans and financing	7,717,688	7,455,982	7,733,199	7,469,077
Environmental compensation - UHE Tucuruí	292,335	313,103	292,335	313,103

	9,070,720	8,879,948	9,090,578	8,893,044

	10,911,452	10,790,550	10,954,347	10,824,759

Stockholders’ Equity and Resources for capital increase
Social Capital	4,177,205	2,843,235	4,177,205	2,843,235
Capital Reserves	1,757,961	3,722,276	1,757,961	3,722,275

	5,935,166	6,565,511	5,935,166	6,565,510

Resources for capital increase	-	1,333,970	-	1,333,970

	5,935,166	7,899,481	5,935,166	7,899,480

Total Liabilities and Stockholders’ Equity and Resources for capital increase	16,846,618	18,690,031	16,889,513	18,724,239

Statement of Income for the period ended on June 30 (R$ thousand)

	Parent Company		Consolidated
	2009	2008	2009	2008

Operating Revenue
Supply of electric energy	492,007	658,638	575,404	728,118
Gross supply of electric energy	960,809	937,898	923,586	907,722
Availability of transmission grid	380,688	340,324	386,933	340,324
Electric energy traded at CCEE	114,652	195,163	114,652	195,163
Other operating revenues	145,844	133,656	147,264	135,317

	2,094,000	2,265,679	2,147,839	2,306,644

Deductions to Operating Revenue
Sales taxes - ICMS	(28,253)	(24,531)	(42,236)	(35,049)
Social contribution – PASEP	(25,582)	(28,060)	(27,131)	(29,271)
Social contribution – COFINS	(117,871)	(129,286)	(125,006)	(134,865)
Service tax - ISS	(492)	(434)	(516)	(466)
Global Reversion Reserve	(48,187)	(55,189)	(49,103)	(56,054)
Energetic development account - CDE	(16,669)	(18,215)	(16,669)	(18,215)
Fuel consumption account - CCC	(69,857)	(78,651)	(71,522)	(80,133)
Research and Development	(17,234)	(18,849)	(17,914)	(19,387)
Proinfa	(45,473)	(24,165)	(45,472)	(24,165)

	(369,618)	(377,380)	(395,569)	(397,605)

Net Operating Revenue	1,724,382	1,888,299	1,752,270	1,909,039

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(173,043)	(140,643)	(173,043)	(140,643)
Charges on the use of electric grid	(245,468)	(218,268)	(245,468)	(218,268)

	(418,511)	(358,911)	(418,511)	(358,911)

Operating cost
Personnel	(200,758)	(194,810)	(210,301)	(203,560)
Material	(29,906)	(20,110)	(30,082)	(20,158)
Third party services	(55,138)	(47,849)	(55,717)	(48,450)
Fuel for production of electric energy	(431,884)	(388,993)	(431,883)	(388,993)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	375,287	345,858	375,287	345,858
Financial compensation for the use of hydro resources	(115,956)	(102,539)	(115,956)	(102,539)
Depreciation and amortization	(305,981)	(307,190)	(308,140)	(309,155)
Provisions	(188,654)	(82,140)	(188,654)	(82,140)
Others	(18,922)	(11,196)	(18,988)	(11,238)

	(971,912)	(808,969)	(984,434)	(820,375)

Cost of third party service	(2,557)	(2,204)	(2,557)	(2,204)

	(1,392,980)	(1,170,084)	(1,405,502)	(1,181,490)

Gross operating income	331,402	718,215	346,768	727,549

Operating expenses
Sales expenses	(81,473)	(74,651)	(97,318)	(92,302)
Administrative and general expenses	(220,740)	(201,844)	(234,016)	(223,471)
Other operating expenses	50,381	(4,143)	45,195	(4,485)

	(251,832)	(280,638)	(286,139)	(320,258)

Service result	79,570	437,577	60,629	407,291

Revenue from multi-media communication	5,042	811	5,042	811

Result on the Equity Method	(11,504)	(461,458)	5,949	(437,330)

Financial Revenue (Expense)
Income from financial applications	59,757	78,754	59,809	78,760
Arrears on energy sold	31,041	26,886	31,041	26,886
Monetary variation – asset	8,538	11,391	16,599	25,134
Monetary variation – liability	194,607	(261,430)	191,422	(264,574)
Debt charges	(639,463)	(534,792)	(642,662)	(537,612)
Others	27,343	(1,567)	27,102	(1,871)

	(318,177)	(680,758)	(316,689)	(673,277)

Other revenues	161	-	161	-

Other expenses	(8,591)	-	(8,591)	-

Operating Result	(253,499)	(703,828)	(253,499)	(702,505)

Non-operating result	-	(14,098)	-	(15,421)

Loss before income tex	(253,499)	(717,926)	(253,499)	(717,926)

Income Tax provision	-	-	-	-

Loss for the period	(253,499)	(717,926)	(253,499)	(717,926)

Loss per share - R$	(3.08)	(10.15)	(3.08)	(10.15)

Statement of Income for the period ended on June 30, by activity (R$ thousand)

	Parent Company

			2009

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	492,007	-	-	-	492,007
Gross supply of electric energy	788,436	-	172,373	-	960,809
Availability of transmission grid	-	380,688	-	-	380,688
Electric energy traded at CCEE	114,652	-	-	-	114,652
Other operating revenues	133,233	12,557	54	-	145,844

	1,528,328	393,245	172,427	-	2,094,000

Deductions to Operating Revenue
Sales taxes - ICMS	(11,552)	-	(16,701)	-	(28,253)
Social contribution – PASEP	(20,950)	(2,920)	(1,712)	-	(25,582)
Social contribution – COFINS	(96,509)	(13,473)	(7,889)	-	(117,871)
Service tax - ISS	(18)	(474)	-	-	(492)
Global Reversion Reserve	(34,856)	(9,461)	(3,870)	-	(48,187)
Energetic development account - CDE	(16,669)	-	-	-	(16,669)
Fuel consumption account - CCC	(69,857)	-	-	-	(69,857)
Research and Development	(12,212)	(3,614)	(1,408)	-	(17,234)
Others	(45,473)	-	-	-	(45,473)

	(308,096)	(29,942)	(31,580)	-	(369,618)

Net Operating Revenue	1,220,232	363,303	140,847	-	1,724,382

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	(174)	-	(172,869)	-	(173,043)
Charges on the use of electric grid	(245,468)	-	-	-	(245,468)

	(245,642)	-	(172,869)	-	(418,511)

Operating expenses
Personnel	(90,038)	(110,720)	-	-	(200,758)
Material	(22,082)	(7,824)	-	-	(29,906)
Third party services	(38,556)	(16,582)	-	-	(55,138)
Fuel for production of electric energy	(103,575)	-	(328,309)	-	(431,884)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	86,628	-	288,659	-	375,287
Financial compensation for the use of hydro resources	(115,956)	-	-	-	(115,956)
Depreciation and amortization	(209,013)	(96,968)	-	-	(305,981)
Provisions	(100,033)	(43,338)	(45,283)	-	(188,654)
Others	(14,182)	(4,740)	-	-	(18,922)

	(606,807)	(280,172)	(84,933)	-	(971,912)

Cost of third party services	(755)	(1,802)	-	-	(2,557)

	(853,204)	(281,974)	(257,802)	-	(1,392,980)

Gross operational income	367,028	81,329	(116,955)	-	331,402

Operating expenses
Sales expenses	(3,560)	(4,309)	(73,604)	-	(81,473)
Administrative and general expenses	(108,237)	(107,532)	(4,971)	-	(220,740)
Other operating expenses	21,935	26,450	1,996	-	50,381
	(89,862)	(85,391)	(76,579)	-	(251,832)
Service result	277,166	(4,062)	(193,534)	-	79,570

Revenue from multi-media communication	-	-	-	5,042	5,042

Result on the Equity Method	-	-	-	(11,504)	(11,504)

Financial Revenue (Expense)
Income from financial applications	58,756	958	43	-	59,757
Arrears on energy sold	31,041	-	-	-	31,041
Monetary variation – asset	3,519	3,023	1,996	-	8,538
Monetary variation – liability	57,312	125,569	11,726	-	194,607
Debt charges	(620,203)	(15,839)	(3,421)	-	(639,463)
Others	9,488	13,798	4,049	8	27,343
	(460,087)	127,509	14,393	8	(318,177)
Other revenues	37	124	-	-	161

Other expenses	(3,564)	(4,898)	(129)	-	(8,591)

Operating Result	(186,448)	118,673	(179,270)	(6,454)	(253,499)

Non-Operating Result				-	-

Loss before income tax	(186,448)	118,673	(179,270)	(6,454)	(253,499)

Provision for Income Tax	-	-	-	-	-

Loss for the period	(186,448)	118,673	(179,270)	(6,454)	(253,499)

Loss per share - R$	(2.26)	1.44	(2.18)	(0.08)	(3.08)

	Parent Company

			2008

	Generation	Transmission	Comercialization	Other	Total

Operating Revenue
Supply of electric energy	658,638	-	-	-	658,638
Gross supply of electric energy	822,604	-	115,294	-	937,898
Availability of transmission grid	-	340,324	-	-	340,324
Electric energy traded at CCEE	195,163	-	-	-	195,163
Other operating revenues	122,151	11,454	51	-	133,656

	1,798,556	351,778	115,345	-	2,265,679

Deductions to Operating Revenue
Sales taxes - ICMS	(11,124)	-	(13,407)	-	(24,531)
Social contribution – PASEP	(24,359)	(2,486)	(1,215)	-	(28,060)
Social contribution – COFINS	(112,217)	(11,468)	(5,601)	-	(129,286)
Service tax - ISS	(20)	(414)	-	-	(434)
Global Reversion Reserve	(43,618)	(8,906)	(2,665)	-	(55,189)
Energetic development account - CDE	(18,215)	-	-	-	(18,215)
Fuel consumption account - CCC	(78,651)	-	-	-	(78,651)
Research and Development	(14,700)	(3,235)	(914)	-	(18,849)
Others	(24,165)	-	-	-	(24,165)

	(327,069)	(26,509)	(23,802)	-	(377,380)

Net Operating Revenue	1,471,487	325,269	91,543	-	1,888,299

Cost of electric energy service
Cost of electric energy
Electric energy purchased for resale	-	-	(140,643)	-	(140,643)
Charges on the use of electric grid	(218,268)	-	-	-	(218,268)

	(218,268)	-	(140,643)	-	(358,911)

Operating expenses
Personnel	(84,402)	(110,408)	-	-	(194,810)
Material	(18,169)	(1,941)	-	-	(20,110)
Third party services	(34,182)	(13,667)	-	-	(47,849)
Fuel for production of electric energy	(78,538)	-	(310,455)	-	(388,993)
Fossil fuel instalment subsidized by CCC (Fossil fuel account)	67,703	-	278,155	-	345,858
Financial compensation for the use of hydro resources	(102,539)	-	-	-	(102,539)
Depreciation and amortization	(217,401)	(89,789)	-	-	(307,190)
Provisions	(87,981)	5,841	-	-	(82,140)
Others	(3,293)	(7,477)	(426)	-	(11,196)

	(558,802)	(217,441)	(32,726)	-	(808,969)

Cost of third party services	(863)	(1,341)	-		(2,204)

	(777,933)	(218,782)	(173,369)	-	(1,170,084)

Gross operational income	693,554	106,487	(81,826)	-	718,215

Operating expenses
Sales expenses	(11,290)	(11,003)	(52,358)	-	(74,651)
Administrative and general expenses	(96,949)	(100,917)	(3,978)	-	(201,844)
Other operating expenses	(1,981)	(2,063)	(99)	-	(4,143)
	(110,220)	(113,983)	(56,435)	-	(280,638)
Service result	583,334	(7,496)	(138,261)	-	437,577

Revenue from multi-media communication	-	-	-	811	811

Result on the Equity Method	-	-	-	(461,458)	(461,458)

Financial Revenue (Expense)
Income from financial applications	66,222	12,063	469	-	78,754
Arrears on energy sold	26,886	-	-	-	26,886
Monetary variation – asset	5,421	3,866	2,104	-	11,391
Monetary variation – liability	(314,447)	46,352	6,665	-	(261,430)
Debt charges	(513,536)	(18,525)	(2,731)	-	(534,792)
Others	(4,019)	(1,401)	1,722	2,131	(1,567)
	(733,473)	42,355	8,229	2,131	(680,758)
Other revenues	-	-	-	-	-

Other expenses	-	-	-	-	-

Operating Result	(150,139)	34,859	(130,032)	(458,516)	(703,828)

Non-Operating Result	(11,978)	(1,759)	(361)	-	(14,098)

Loss before income tax	(162,117)	33,100	(130,393)	(458,516)	(717,926)

Provision for Income Tax	-	-	-	-	-

Loss for the period	(162,117)	33,100	(130,393)	(458,516)	(717,926)

Loss per share - R$	(2.29)	0.47	(1.84)	(6.48)	(10.15)

Cash Flow for the period ended on June 30
(R$ thousand)

	Parent Company

	2009	2008

Operating Activities

Loss for the period	(253,499)	(717,926)

Expenses(revenues) not affecting cash
Depreciation and amortization	313,495	315,693
Net monetary and currency variation	(241,001)	195,278
Financial charges	639,463	534,551
Equity method	11,504	461,458
Provision for credits of questionable liquidation	169,497	154,679
Provisions for contingencies	20,368	(14,729)
Income/loss asset sales	14,919	10,619

	674,746	939,623

Variation of operational asset
Consumers, concessionaires and affiliates	(23,929)	12,284
Credit taxes	(94,322)	(51,700)
Debtors	(22,918)	(13,217)
Stored materials	7,948	(6,450)
Expenses paid in advance	235	(314)
Other credits	(10,182)	(11,288)

	(143,168)	(70,685)

Variation of operational liability
Payment-roll	(6,868)	(5,446)
Suppliers	(160,974)	(81,866)
Consumers	(18,514)	-
Taxes and social contributions	(14,589)	(32,736)
Estimated obligations	14,856	19,089
Private security fund	(932)	(5,796)
Regulatory taxes	15,536	10,317
Research and development	(16,515)	-
Other	99,172	(17,804)

	(88,828)	(114,242)

	442,750	754,696

Financial charges payable	(236,909)	(647,750)
Financial charges receivable	1,414	3,313
Legal deposits	(208,544)	(18,704)

	(444,039)	(663,141)

	(1,289)	91,555

Financing Activities
Loans and financing obtained	11,083	384,286
Loans and financing payable	(692,508)	(102,563)

	(681,425)	281,723

Investment Activities
Loans and financing granted	-	(109,000)
Receivables from loans and financing granted	650,900	-
Acquisition of permanent assets	(169,859)	(172,959)
Acquisition of equity investment	(45,131)	(35,285)
Acquisition of equity investment receivables	2,629	-
Deferred asset increase	-	(106)

Net investment activities	438,539	(317,350)

Increase in cash and cash equivalent	(244,175)	55,928

Cash and cash equivalent – beginning of period	1,286,494	1,098,160
Cash and cash equivalent – end of period	1,042,319	1,154,088

Increase in cash and cash equivalent	244,175	(55,928)

			R$ million

	EBITDA		EBITDA Margin

	1st qrt/09	1st sem/08	1st qrt/09	1st sem/08

Parent Company	374.05	283.31	21.69%	15.00%

Consolidated	374.72	279.12	21.38%	14.62%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - MW	Energy generated MWh		Beginning operation	End of concession	Beginning concession / authorization (Eletronorte

			2nd qrt/09	1st sem/09

UHE Coaracy Nunes	76.95		165,914	301,581	abr/75	8/7/2015	Regulation nº 038, de 13.02.92 (Decree nº 35.701 de 23.06.1954)

UHE Tucuruí	8,370.00	4,140	13,763,622	26,557,964	abr/84	11/7/2024	Concession Decree 74.279 de 11/07/1974 – First Unit - 30/12/1984 - Regulation DNAEE 58 de 18/05/1983

UHE Samuel	216.75		303,185	575,251	mar/89	14/9/2009	Concession Decree 83.975 de 14.09.1979

UHE Curuá-Una	30.30	24	60,962	126,060	dez/05	27/7/2028	Concession transfer da UHE Curuá-Una da CELPA para a ELETRONORTE conforme Resolução Autorizativa Nº 345, de 18 de October de 2005.

UTE Electron	120.00		0	0	jun/05	Not defined	Regulation 156 de 06/07/1990, autoriza a ELETRONORTE a estabelecer, para fins de regularização.

UTE Rio Madeira	119.35		1,368	3,233	abr/68	Not defined	Regulation MME 1.130 de 08/09/1988 autoriza a ELETRONORTE a estabelecer a plant Rio Madeira.

UTE Santana	178.10		98,648	218,078	jan/93	Not defined	Regulation 414 de 2/12/1994 autoriza a ELETRONORTE a establecer a UTE Santana.

UTE Rio Branco I	18.60		0	4	fev/98	Not defined	Regulation 156 de 06/07/1990, autoriza a ELETRONORTE a estabelecer, para fins de regularização.

UTE Rio Branco II	31.80		0	8	abr/81	Not defined	Regulation 156 de 06/07/1990, autoriza a ELETRONORTE a estabelecer, para fins de regularização.

UTE Rio Acre	45.49		1,028	1,586	abr/94	Not defined	Regulation DNAEE 235 de 21/10/1988 and Regulation MME 343 of 19/05/1989, authorizes Eletronorte to establish fora UTE Rio Acre (3 x 10.000 kW); Regulation DNAEE 606 de 31/08/1994 revoga Regulation DNAEE 235 and authorizes the installation of 2 generators of 21,500 KW.

UTE Senador Arnon Afonso Farias de Mello	85.92		0	0		Not defined	Resolução ANEEL 1.018 de 21/08/2007 autoriza a transferência da UTE da Boa Vista Energia para a ELETRONORTE.

Electric energy purchased for resale

	2nd qrt/09	1st sem/09

MWh	1,045,080	1,931,730
R$ million	85.4	173.0

Energy sold

Sale	2nd qrt/09		1st sem/09

	R$ million	MWh	R$ million	MWh

Through auction	280.17	3,479,727.06	562.21	7,039,319.42
Through free market agreements or bilateral contracts	463.41	5,822,132.99	931.70	11,418,965.40

Total	743.58	9,301,860.05	1,493.91	18,458,284.82

CCEE liquidation – Sold

Type of contract	UNIT	2nd qrt/09	1st sem/09

	R$ million	56.28	171.17
CCEE	MWh	5,532,370.68	9,927,176.00
	MWaverage	2,533.14	4,566.83

CCEE liquidation - Purchase

Type of contract	UNIT	2nd qrt/09	1st sem/09

	R$ million	15.15	40.20
CCEE	MWh	550,424.60	1,008,751.49
	MWaverage	252.03	464.12

CCEE liquidation - Net

Type of contract	UNIT	2nd qrt/09	1st sem/09

	R$ million	41.13	130.97
CCEE	MWh	4,981,946.08	8,918,424.51
	MWaverage	2,281.11	4,102.71

Fuel for production of electric energy

		2nd qrt/09		1st sem/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Diesel oil	Litre	36,402,000	77.719	77,513,000	167.16
PTE oil	litre	81,549,000	130.938	163,809,000	264.72

Losses in generation - %

2nd qrt/09	1st sem/09

0.07	0.08

Losses in transmission - % - (Isolated system)

2nd qrt/09	1st sem/09

2.36	2.21

Extension of transmission lines (km) – 06/30/09

		Extension		Beginning		End of
Concession Area		(km)	Tension	operation		concession

Isolated system
Abunã	Rio branco	302.00	230	November	2002
Ariquemes	Jarú	83.82	230	September	1997
Jarú	Ji-Paraná	80.69	230	September	1997
Samuel	Ariquemes	151.60	230	August	1994
Samuel	Porto velho	40.55	230	July	1989
Samuel	Porto velho	40.55	230	July	1989
Samuel ( plant )	Samuel ( SE )	2.85	230	July	1989
Porto velho	Abunã	188.00	230	May	2002
Boa vista	Santa elena	190.20	230	July	2001
Ji-paraná	Pimenta bueno	117.80	230	June	2009
Pimenta Bueno	Vilhena	160.2	230	October	2008

Sub-total 230 kv		1,358.26

Coaracy nunes	Santana	108.00	138	October	1975
Coaracy nunes	Santana	109.00	138	February	2005
Santana	Portuária	4.00	138	April	1996
Coaracy nunes	Tartarugalzinho	87.00	138	June	2000
Abunã	Guajará mirim	129.00	138	May	2002
Rio branco	Epitaciolândia	194.48	138	June	2009
Ji-paraná	Rolim de moura	108.00	138	August	2009

Sub-total 138 kV		739.48

Rio branco	Tangará	19.02	69	February	2003
Rio branco	Tangará	19.02	69	February	2003
Rio branco	São francisco	8.68	69	November	2002
Rio branco	São francisco	8.68	69	November	2002
Santana	Macapá II	20.00	69	November	1996
Santana	Equatorial	13.00	69	August	2000
Tartarugalzinho	Calçoene	130.00	69	December	2001
Tartarugalzinho	Amapá	17.00	69	February	2002
Equatorial	Macapá	4.00	69	November	2005
Alfaville	Rio madeira	15.93	69	July	1989
Alfaville	Rio madeira	15.93	69	July	1989
Ji-paraná	Rolim de moura	108.00	69	December	1999
Porto velho	Areal	11.82	69	April	1999
Porto velho	Areal	13.14	69	September	1999
Santana	Santa rita	12.60	69	December	2008
Rio branco	Sena madureira	152.00	69	August	2009
Equatorial	Santa rita	5.09	69	September	2009
Porto Velho	Tiradentes	6.25	69	November	1989
Porto Velho	Tiradentes	6.25	69	November	2007
Tiradentes	Alfaville	7.18	69	November	2008
Tiradentes	Alfaville	7.18	69	November	2008

Sub-total 69 kV		488.78

Rio acre	Rio branco I	0.21	13.8	December	1994
Rio acre	São francisco	086	13.8	January	2002
Rio branco II	Rio branco I	6.20	13.8	December	1994
Rio branco II	São francisco	6.36	13.8	January	2002
Samuel ( plant )	Samuel ( SE )	1.14	13.8	July	1989
Rio branco II	Tangará	3.00		January	2001

Sub-total 13.8 kV		17.77

Isolated system total		2,604.29

Interconnected
system

Colinas	Miracema	173.97	500	June	1999	JULY de 2015
Imperatriz	Colinas	342.60	500	June	1999	JULY de 2015
Imperatriz	Marabá	181.09	500	April	1981	JULY de 2015
Imperatriz	Marabá	181.82	500	June	1988	JULY de 2015
Imperatriz	Pres. Dutra	386.60	500	October	1982	JULY de 2015
Imperatriz	Pres. Dutra	385.30	500	February	1988	JULY de 2015
Tucuruí	Marabá	222.14	500	October	1981	JULY de 2015
Tucuruí	Marabá	221.70	500	February	1988	JULY de 2015
Pres. Dutra	Boa esperança	205.39	500	October	1982	JULY de 2015
São luiz ii	Pres. Dutra	299.83	500	July	1984	JULY de 2015
São luiz ii	Pres. Dutra	297.85	500	June	1986	JULY de 2015
Tucuruí	Vila do conde	327.10	500	December	1981	JULY de 2015
				November
				1984 a May
Tucuruí ( plant )	Tucuruí ( SE )	10.71	500	2005

Sub-total 500 kV		3,236.10

Altamira	Rurópolis	330.02	230	October	1988	JULY de 2015
Barra peixe	Rondonópolis	216.79	230	October	1997	JULY de 2015
Rondonópolis	Coxipó	187.80	230	September	1988	JULY de 2015

Rondonópolis	Coxipó	187.80	230	July	1984	JULY de 2015
Coxipó	Nobres	105.00	230	April	2001	JULY de 2015
Nobres	Nova mutum	110.00	230	April	2001	JULY de 2015
Nova mutum	Sorriso	150.00	230	April	2001	JULY de 2015
Sorriso	Sinop	86.00	230	April	2001	JULY de 2015
Guamá	Utinga	19.40	230	December	1981	JULY de 2015
Guamá	Utinga	19.40	230	December	1981	JULY de 2015
Imperatriz	Porto franco	110.10	230	October	1994	JULY de 2015
Jauru	Coxipó	366.00	230	June	2003	JULY de 2015
Jauru	Coxipó	366.00	230	June	2003	JULY de 2015
Miranda II	Peritoró	94.20	230	December	2002	JULY de 2015
Pres. Dutra	Peritoró	115.00	230	June	2003	JULY de 2015
Peritoró	Coelho neto	223.00	230	July	2006	JULY de 2015
Coelho neto	Teresina	127.10	230	September	2006	JULY de 2015
São luiz II	Miranda II	105.30	230	November	2002	JULY de 2015
São luiz II	São luiz I	18.60	230	January	1983	JULY de 2015
São luiz II	São luiz I	19.00	230	September	1988	JULY de 2015
Tucuruí	Altamira	317.60	230	June	1998	JULY de 2015
Utinga	Santa maria	93.02	230	December	1994	JULY de 2015
Vila do conde	Guamá	49.30	230	April	1981	JULY de 2015
Vila do conde	Guamá	49.30	230	December	1982	JULY de 2015
Marabá	Carajás	145.00	230	October	2004	JULY de 2015
Barra peixe	Rondonópolis	217.00	230	May	2009
Rio verde (barra do
peixe)	Rondonópolis	177.83	230	July	1983
São luiz II	Ute são luiz	0.05	230	January	1982
Carajás	Integradora	83.00	230	August	2009

Sub-total 230 kV		4,080.71

Tucuruí-vila	Cametá	214.21	138	August	1998	JULY de 2015
Coxipó	Rondonopolis-Cemat	188.60	138	July	1981	JULY de 2015
Couto magalhães	Rondonopolis-Cemat	176.00	138	April	1981	JULY de 2015
Curuá-una	TAPAJÓS-Celpa	68.80		January	2006

Sub-total 138 kV		647.61

Tucuruí	Tucuruí vila	2.30	69	July	1997
Tucuruí ( plant )	Tucuruí ( SE )	1.40	69	January	1980
Tucuruí ( plant )	Tucuruí ( SE )	1.40	69	December	1985

Sub-total 69 kV		5.10

Interconnected system total		7,969.52

General total		10,573.81

Voltage KV	Km

750	-
600	-
500	3,236.10
445	-
230	5,438.97
138	1,387.09
69	493.88
13.8	17.77

Total	10,573.81

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

79.94	80.93

Main investments – R$ million

Projects	2nd qrt/09	1st sem/09

Transmission	94,365,299	145,566,040

TS Acre/Rondônia	810,005	2,374,903
TS Amapá	446,657	911,134
TS Roraima	-	459,484
Reinforcement of the Isalated System	2,650,672	4,049,480
TS North/Northeast-Maranhão	8,097,986	9,374,369
TS Mato Grosso	-	-
Transmission system maintenance	3,781,038	11,074,411
TS North/Northeast-Pará	1,699,225	4,410,471
TL Oiapoque-Calçoene	21,916	84,825
TL Maranhão Implantation	1,542,866	2,360,855
TL Rib. Gonçalves/Balsas Implantation	28,356,184	28,592,051
SE Miranda II Implantation	383,273	20,689,890
Reinforcement interconnected system	46,575,477	61,184,167
TS in Manaus implantation	-	-

Generation	7,606,494	10,223,382

HPU Coaracy 2nd stage	3,287	12,633
Generation system maintenance	1,058,007	3,496,912
Belo Monte studies	-	-
HPU Tucuruí	6,496,116	6,565,021
HPU Curuá-Una-Amplia	49,084	148,816

Others	6,700,062	12,712,452

Preservation and conservation	2,008,140	6,809,405
Infrastructure - real estate	-	-
Infrastructure – other assets	20,190	90,684
Infrastructure - tecnologies	4,671,732	5,812,363
Headquarters	-	-

TOTAL	108,671,855	168,501,874

New owner investments – Transmission

	State/ Vanue	Total of	Extension km	Beginning	End
Enterprise		Investment		of	of
		R$ millions		Operation	Concession

LT São Luís II – São Luís III	MA	75.00	35	sep/09	2039
SE São Luís III – 230/69 kV– 150 MVA
TL Ribeiro Gonçalves - Balsas 230 kV -
CS SE Balsas 230/69 Kv - Adaptações	MA/PI	102.04	95	jun/10	2040
SE Riberio Gonçalves

LT Presidente Dutra - São Luis II C1 e C2 / SE Miranda II – Split of TL	MA	86.75	3.24	nov/10	2040

Loans and financing – R$ million

Creditor	Currency	Balance	Date due	PERIODICITY

ELETROBRAS
ECR - 257/97 - BID	US$	411.8	6/4/2024	Semi-annual installments
ECR - 259/98 - CAF	US$	68.9	4/8/2014	Semi-annual installments

		480.7

ECR - 260/98 - EXIMBANK	Yen	184.0	6/4/2024	Semi-annual installments

		184.0

ECF-1848/98	IGPM	2,533.5	30/12/2024	Quartelly installments
DEL-012/2007 ELB	IGPM	2,674.3	30/12/2024	Quartelly installments

		5,207.8

ECF-1424/96	RGR	24.7	30/6/2016	Monthly installments
ECF-1545/97	RGR	91.4	30/3/2016	Monthly installments
ECF-1554/97 RN	RGR	19.7	30/6/2016	Monthly installments
ECF-1630/97 RN	RGR	1.3	30/4/2016	Monthly installments
ECF-1659/97 RN	RGR	2.2	30/6/2016	Monthly installments
ECF-1674/97 RN	RGR	3.2	30/3/2009	Monthly installments
ECF-1679/97 RN	RGR	0.9	30/8/2011	Monthly installments
ECF-2092/01 N	RGR	309.1	30/9/2022	Monthly installments
RES-765/02	RGR	680.0	29/10/2012	Monthly installments
RES-766/02	RGR	167.8	29/10/2012	Monthly installments
ECF-2710/08 RGR	RGR	11.3	31/12/2015	Monthly installments
		1,311.6

Total		7,184.1

Financing institution
CREDIT BALBINA-0111- FRETES	Euro	0.1	31/12/2013	Semi-annual installments
CREDIT NATIONAL-0118- BALBINA	Euro	0.3	31/12/2015	Semi-annual installments
CREDIT NATIONAL- 0122-SAMUEL	Euro	2.2	31/12/2016	Semi-annual installments
CREDIT NATIONAL- 0184-	Euro	0.1	31/12/2012	Semi-annual installments
DMLP - Tesouro Nacional	Euro	4.0	15/4/2014	Semi-annual installments

Total		6.7

BNDES - 03.2.782.3.1	R$	740.3	15/9/2016	Monthly installments

Total		740.3

Supply
PETROBRAS DISTRIBUIDORA S/A	R$	208.0	31/7/2011	Monthly installments

Total		208.0

General total		8,139.1

Contract obligations – 06/30/09

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Generation	167.6	364.3	350.2	289.2	303.9	321.2	5,457.2
Transmission	42.6	65.3	64.8	65.3	66.4	67.6	455.1
Commercialization	7.0	10.3	10.3	10.3	10.3	10.3	0.0

Total	217.2	439.9	425.3	364.8	380.6	399.1	5,912.3

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

Termo Norte*	MWh	600,054	0	0	0	0	0
	R$	118,168	0	0	0	0	0
Edelca	MWh	580,786	601,977	623,673	644,194	667,699	692,061
	R$	64,794	69,401	71,144	72,793	74,863	77,016
CCEE	MWh	1,735,350	2,410,246	2,410,246	2,410,246	2,410,246	2,410,246
	R$	267,633	259,089	336,065	450,856	465,588	465,588

TOTAL	MWh	2,316,736	3,012,223	3,033,919	3,054,440	3,077,944	3,102,306
	R$	450,595	328,490	407,209	523,649	540,451	542,604

*Considers the transfer of Termo Norte contract to Ceron and Eletroacre in July 2009

Partnership

Generation

SPC/Consortium	Assured Energy - MW	Participation %	Enterprise Value R$ million	Partnership		Generated Energy *

				Partners	%	2st qrt/09	1st sem/09

EAPSA - Enerigia Águas da Pedra - UHE Dardanelos	261MW (installed capacity) 154.9 MW (assured energy)			Neoenergia	51
		24.5	760,8			Under construction	Under construction
				Chesf	24.5

AMAPARI ENERGIA - UTE Serra do Navio e PCH Capivara	UTE Serra do Navio 21 MW (assured energy**)23.3 MW (installed capacity***)	49.00	84.7	MPX Mineração e Energia LTDA	51.00	UTE Serra do Navio 29.18 MWh	UTE Serra do Navio 30.25 MWh

	PCH Capivara 29.8 Mw (installed capacity)		210			Viability studies	Viability studies

(*) For operational projects
(**) Value of contract between Amapari and Anglo Ferrous Brasil
(***) Valur contracted with supplier

Transmission

SPE/Consortium	Object	Participation %	Enterprise Value R$ million	Partnership		In operation

				Partner	%	Yes	No

INTESA - Integração Transmissora de Energia S.A.	Transmission Line (Colinas- Miracema-Gurupi- Peixe Nova-Serra da Mesa 2) 500KV with 695 Km	37	500	Fundo de Investimento em Participação Brasil Energia	51	X
				Chesf	12

AETE - Amazônia Eletronorte Transmissora de Energia S.A	Transmission Line (Coxipó-Cuiabá- Rondonópolis- SE Seccionadora Cuiabá)- 230 KV with 190 Km	49	116	Bimetal Ind. Com. Prod. Metalúrgicos SA	24.5	X
				Alubar Cabos SA	13.25
				Linear	13.25

Brasnorte Transmissora de Energia SA	Transmission Line Jauru - Juba – C2; LT Maggi - Nova Mutum, ambas em 230 kV, SE Juba e SE Maggi - 230/138 kV with 402 Km	45	238	Terna Participações SA	35		X
				Bimetal	20

Manaus Transmissora de Energia SA	Transmission Line Oriximiná - Itacoatiara - Cariri, em 500kV,	30	1,114	Fundo de Investimento em Participação Brasil Energia	20.5		X

	com 586 Km, SE Itacoatiara e SE Cariri			Abengoa	30
				Chesf	19.5

Porto Velho Transmissora de Energia SA	SE Coletora Porto Velho-500/230 kV, 2 estações conversoras (back-to-back), 400 MW e LT Coletora Porto Velho-Porto Velho, C1/C2, 230 kV com 17,3 km	24,5	517.7	Eletrosul	24,5	X
				Abengoa Concessões Brasil Holding SA	25,5
				Construtora Andrade Gutierrez	25,5

Estação Transmissora de Energia SA	Estação conversora 01 CA/CC, 500/±600 kV e estação inversora 01 CC/CA, ±600/500 kV	24,5	1.428.5	Eletrosul	24,5	X
				Abengoa Concessões Brasil Holding SA	25,5
				Construtora Andrade Gutierrez	25,5

Norte Brasil Transmissora de Energia SA	LT coletora Porto Velho (RO)- Araraquara (SP), ±600 kV com 2.375 km	24,5	1.787.7	Eletrosul	24,5	X
				Abengoa Concessões Brasil Holding SA	25,5
				Construtora Andrade Gutierrez	25,5

LINHA VERDE Transmissora de Energia S.A.	LT Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT), com 987 Km	49	412.0	Abengoa Concessões Brasil Holding S.A.	25.5	X

				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25.5

RIO BRANCO Transmissora de Energia S.A.	LT Porto Velho (RO) – Abunã (RO) - Rio Branco (AC), com 487 Km	49	238,0	Abengoa Concessões Brasil Holding S.A.	25.5	X

				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	25,5

Transmissora MATOGROSSENSE de Energia S.A.	LT Jauru (MT) – Cuiabá (MT), com 348 Km e SE Jauru, 500KV	49	240.0	Alupar Investimento S.A.	3.1	X

				Bimetal Indústria Metalúrgica Ltda	15

				CTEEP (Cia. de Transm. de Energia Elétrica Paulista)	5

Number of employees – 06/30/09

Composition of employees by tenure (Years)	Number of employees

Up to 5	1,427
6 to 10	56
11 to15	59
16 to 20	769
21 to 25	587
over 25	829

Total	3,727

Department	Number of employees

Field	1,579
Administrative	2,148

Total	3,727

Complementary work force – 06/30/09

Contracted	Other (*)

672	24

(*) Employees from others companies of the Eletrobrás System

Marketletter – June 2009	Eletronuclear

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008 (reclassified)

Current Assets
Cash and banks	116,836	80,230
Concessionaires and affiliates	279,704	208,488
Debtors	58,725	52,050
Storage
- Nuclear fuel elements	284,067	244,803
- Stored goods	35,906	39,479
Actuarial assets	25,354	23,143
Tax credits	45,419	21,988
Other rights	25,102	43,026

	871,113	713,207

Non-Current Assets
Stored materials
- Uranium concentrate	111,949	40,555
- Nuclear fuel elements	161,424	335,149
- Stored goods	267,698	245,023
Service in course – nuclear fuel	175,177	28,947
Actuarial assets	89,743	110,681
Funding - decommissioning	53,250	14,879
Collaterals and linked deposits	6,601	5,499
Other rights	17,343	15,732

	883,185	796,465

Investments	1,265	1,265

Property, plant and equipment
Cost excluding depreciation and amortization	6,693,852	6,498,732
(-) Obligations linked to the concession	(1,452)	(3,029)

	6,692,400	6,495,703

Intangibles	27,146	18,438

	7,603,996	7,311,871

Total Assets	8,475,109	8,025,078

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008
		(reclassified)

Current Liabilities
Suppliers	134,568	85,085
Debt charges	18,572	33,305
Loans and financing	89,702	49,470
Taxes and social contributions	50,935	44,322
Fundação Real Grandeza (pension fund) – debt	25,354	23,143
Dividends	30,349	29,288
Income participation	25,788	6,987
Payment-roll obligations	11,365	10,757
Provisions for 13th month wages and vacations	50,494	40,066
Income tax and social contribution provision	9,899	-
Other obligations	5,840	3,126

	452,866	325,549

Non-Current Liabilities
Loans and Financing	2,919,522	2,505,168
Taxes and social contributions	78,766	46,123
Fundação Real Grandeza – debt	89,743	110,681
Nucleos – actuarial provision	106,603	113,310
Liability for decommissioning	231,602	419,923
Provision for legal contingencies	45,739	36,109
Income tax and social contribution provision	138,962	-

	3,610,937	3,231,314

Stockholders’ Equity
Up-dated accomplished capital	3,296,032	3,295,768
Capital reserves	903,064	903,064
Income reserves	120,641	16,818
Income (loss) for the period	91,569	252,301
Resources for capital increase	-	264

	4,411,306	4,468,215

Total Liabilities and Stockholders’ Equity	8,475,109	8,025,078

Statement of Income for the period ended on June 30
(R$ thousand)

	2009	2008

Operating Revenue
Supply of electric energy	756,836	674,886
Income for services	-	61
Deductions to operating revenue
Taxes and contributions on sales	(27,662)	(24,624)
Global Reversion Reserve	(18,945)	(17,020)
	(46,607)	(41,644)

Net Operating Revenue	710,229	633,303

Cost of electric energy service
Personnel	134,712	100,502
Material	17,532	21,435
Raw materials – fuel consumption	110,807	93,084
Third party services	63,960	61,281
Depreciation and amortization	90,826	90,805
Quota for decommissioning	20,024	15,425
Charges on the use of electric grid	23,938	21,390
Other costs	11,977	11,393
	473,776	415,315

Gross operating income	236,453	217,988

Operating Expense
Personnel	25,580	23,385
Third party services	17,947	12,927
Depreciation and amortization	2,547	1,826
Supervision tax - ANEEL	3,760	3,227
Taxes	5,024	-
Provision for contigencies (reversion)	2,593	1,372
Other operating expenses	6,893	7,733
	64,344	50,470

Result of service	172,109	167,518

Financial Revenue (Expense)
Debt charges	(176,939)	(146,983)
Adjustment of actuarial asset valuation	(11,612)	(2,837)
Currency variations – loans and financing and debt	23,801	41,767
Currency variations – liability for decommissioning	107,338	46,519
Monetary variation – loans and financing and debt	16,088	(95,771)
Adjustment of descommissioning to present value	(52,748)	-
Others	(6,687)	3,340
	(100,759)	(153,965)
Other expenses	(384)	(915)

Operating result	70,966	12,638

Social contribution – reversion	5,474	-
Income tax - reversion	15,129	-

Net income for the period	91,569	12,638

Net income per 1000 shares - R$	7.43	1.03

Cash Flow for the period ended on June 30
(R$ thousand)

Operating Activities	2009	2008

Net income for the period	91,569	12,638

Adjustments in the concilliation of net income (loss) with cash generated
* Depreciation of permanent assets	93,373	92,631
* Property, plant and equipment discharges (residual value)	170	1
* Raw material consumption and stored material	128,713	114,916
* Monetary Variations – decommissioning	(107,338)	(46,519)
* Monetary Variations loans - Eletrobrás	(57,919)	55,998
* Monetary Variations debt - Fundação Real Grandeza	446	7,842
* Monetary Variations – suppliers	17,584	(9,836)
* Debt charges – loans Eletrobrás	173,418	143,026
* Debt charges - Fundação Real Grandeza	3,521	3,957
* Charges on accounts receivable – debt from Furnas	(257)	(633)
* Financial result of the Fundação Real Grandeza CVM 371 surplus adjustment	8,518	(9,958)
* Income participation	11,612	-
* Income tax expenses and social contribution deferred – reversion – Law 11.941/09	12,454
* Income tax and social contribution - expenses	(21,882)	-
* Liability for decommissioning - expenses	1,279	-
* Adjustment to present value of the decommissioning liability	20,024	15,425
* Other adjestment	52,748	-

	5,091	1,748

Variation - (increase) and decrease in operating assets	433,124	381,236
* Concessionaires and affiliates - Furnas
* Stored materials	4,333	68,484
* Taxes to recover PASEP,COFINS, Income tax, Social Cont. and others	(116,728)	(105,367)
* Decommissioning Fund	(3,467)	14,159
* Amortization of accounts to receive Furnas	(19,908)	(4,921)
* Other operating assets	257	2,113

	(15,830)	(28,703)

Variation – increase and (decrease) – in operating liabilities	(151,343)	(54,235)
* Suppliers
* Taxes (except Income tax and Social Contribution)	(74,326)	(112,558)
* Payment-roll obligations and vacation provision	6,390	(8,214)
* Income participation	7,823	5,964
* Other operating liabilities	6,135	-

	(7,186)	759

Resources from operating activities	(61,164)	(114,049)

Loans and Financing Activities	220,617	212,952
* Long-term loans and financing obtained - Eletrobrás
* Financing payments on a short-term basis Eletrobrás	55,378	14,651
* Payment of debt charges to Eletrobrás	(221)	(26,861)
* Payment to Fundação Real Grandeza	(51,283)	(57,383)

Resources from loans and financing activities	(15,565)	(14,636)

Investment Activities	(11,691)	(84,229)
* Acquisition of property, plant and equipment assets

Resources applied in investment activities	(211,817)	(112,412)

- Cash and cash equivalent – beginning of period	(211,817)	(112,412)
- Cash and cash equivalent – end of period	119,727	63,919

Increase in cash and cash equivalent	116,836	80,230

	(2,891)	16,311

R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

265.48	260.18	37.38%	41.08%

Market Data

Energy generated

Plant	Installed Capacity - MW	Guaranteed Energy - GWh	Energy generated - MWh		Beginning operation	End of concession

			2nd qrt/09	1st sem/09

Angra I	657	717.7	286,382.8	550,719.3	01/1985	No concession
AngraII	1,350	2,166.8	2,932,329.0	5,839,346.8	09/2000	No concession

Energy sold

2nd qrt/09		1st sem/09

R$ million	MWh	R$ million	MWh

381.4	2,949,310.5	756.8	5,853,586.2

Additional Information on Nuclear Area

		2nd qrt/09		1st sem/09

Type	Unit	Quantity ELEMENTS C N	R$ million	Quantity ELEMENTS C N	R$ million

Substitution of Nuclear combustion elements	ELEMENTS	40	122.6 Substituted ECN Value	40	122.6 Substituted ECN Value

Acquisition of uranium plus services	R$ million		51.1		98.8

Operacional expense consum	R$ million		54.9		110.8
	Kg uranium		73,147		143,113

Losses in generation - % (in transmission without owner consumption)

2nd qrt/09	1st sem/09

3	3

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

129.32	129.32

Main investments – R$ million

Project	2nd qrt/09	1st sem/09

Angra 1	69.0	144.6
Angra 2	12.1	13.4
Angra 3	32.9	43.5
Others	7.2	10.6

Total	121.2	212.1

Loans and Financing – R$ million

Creditor	Balance on 06/30/09	Due date	Currency

Eletrobrás	217.5	2015 <	EUR
Eletrobrás	2,810.3	2015 <	R$
TOTAL	3,027.8		TOTAL

Contract obligations on 06/30/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

	108.3	36.8	73.3	130.3	113.1	90.3	2,475.7

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

598	389	179	234	209	644	2,253

Department	Number of employees

Field	2,005
Administrative	248

Complementary work force – 06/30/09

Other

15

Marketletter – June 2009	Eletrosul

Balance Sheet for the period ended on June 30
(R$ thousand)

	Parent Company		Consolidated

Assets	2009	2008	2009

Current Assets
Cash and banks	3,079	7,555	3,096
Open-market transactions	85,118	57,658	115,559
Consumers, concessionaires and affiliates	85,812	70,130	95,752
Renegotiated energy credits	137,829	114,897	137,829
Debtors	18,490	14,491	7,414
Sale of property and services in course	21,384	24,155	21,615
Taxes to compensate	48,843	57,111	67,882
Stored materials	27,346	24,324	27,346
Other credits	14,142	85,293	14,336

	442,043	455,614	490,829

Non-current Assets
Renegotiated energy credits
Taxes to compensate	519,000	549,361	519,000
Deferred income tax and social contribution	5,105	15,256	56,009
Other credits	62,280	79,655	62,280

	19,003	18,682	19,585

	605,388	662,954	656,874
Investments
Participation in related companies
Others	603,875	321,241	312,603

	3,309	2,877	3,309

Property, plant and equipment net	607,184	324,118	315,912
Transmission
Generation	2,006,471	1,886,955	2,578,434
Others	434,111	156,562	434,111

	98,505	108,212	113,064

Intangible net	2,539,087	2,151,729	3,125,609

	109,807	1,698	109,807

Total Assets	3,861,466	3,140,499	4,208,202

	4,303,509	3,596,113	4,699,031

(R$ thousand)

	Parent Company		Consolidated

Liabilities and Stockholders’ Equity	2009	2008	2009

Current Liabilities
Suppliers	47,604	55,583	53,696
Payment-roll	25,251	17,337	25,251
Loans and financing	115,687	26,379	144,074
Participation in income and results	359	33	359
Taxes and social contributions	37,616	33,778	38,998
Deferred income tax and social contribution	46,862	39,065	46,862
Dividends	-	49,405	-
Estimated obligations	127,505	112,977	139,024
Provisions for contingencies	61,723	42,744	61,723
Complementary security fund	8,766	10,079	8,766
Other liabilities	26,370	43,675	28,496

	497,743	431,055	547,249

Non-Current Liabilities
Loans and financing	684,119	277,253	1,027,593
Taxes and social contributions	149,311	199,735	149,311
Deferred income tax and social contribution	187,304	187,470	189,846
Provisions for contingencies	31,314	114,716	31,314
Complementary security fund	28,663	31,327	28,663
Other liabilities	3,992	8,584	3,992

	1,084,703	819,085	1,430,719

Stockholders’ Equity
Social Capital	1,245,042	1,245,042	1,245,042
Capital Reserves	1,014,531	795,727	1,014,531
Accumulated income	128,846	210,628	128,846

	2,388,419	2,251,397	2,388,419

Resources for capital increase	332,644	94,576	332,644

	2,721,063	2,345,973	2,721,063

Total Liabilities and Stockholders’ Equity	4,303,509	3,596,113	4,699,031

Statement of Income for the period ended on June 30
(R$ thousand)

	Parent Company		Consolidated

	2009	2008	2009

Operating Revenue
Revenue from the service of electric energy transmission	371,643	322,495	401,629
Revenue from services rendered to third parties	11,212	9,494	9,185
Other revenues	2,209	1,804	2,194

	385,064	333,793	413,008

Deductions from Operating Revenue
Global Reversion Reserve	(9,508)	(8,156)	(10,257)
Social contribution – COFINS	(19,973)	(16,821)	(22,253)
Social contribution – PIS/PASEP	(4,334)	(3,649)	(4,829)
Service tax – ICMS/ISS	(233)	(309)	(233)
Research and development	(3,448)	(2,783)	(3,711)

	(37,496)	(31,718)	(41,283)

Net Operating Revenue	347,568	302,075	371,725

Cost of service

Cost of service of electric energy transmission	(126,961)	(119,081)	(131,282)

Personnel	(64,579)	(61,288)	(64,683)
Material	(2,583)	(3,304)	(2,631)
Third party services	(9,853)	(8,952)	(9,386)
Depreciation and amortization	(47,378)	(42,550)	(51,923)
Provision for credits of questionable liquidation	23	-	23
Others	(2,591)	(2,987)	(2,682)
Cost of service rendered to third parties	(3,396)	(5,469)	(3,396)
Personnel	(2,319)	(3,071)	(2,319)
Material	(135)	(304)	(135)
Third party services	(927)	(2,020)	(927)
Others	(15)	(74)	(15)

	(130,357)	(124,550)	(134,678)

Gross Operating Income	217,211	177,525	237,047

Operating Expense

Administrative and general expenses	(63,249)	(79,014)	(63,918)

Personnel	(36,085)	(40,847)	(36,360)
Material	(861)	(1,331)	(869)
Third party services	(8,056)	(8,868)	(8,279)
Depreciation and amortization	(923)	(1,855)	(923)
Supervision tax – ANEEL	(1,638)	(1,518)	(1,789)
Reversion/Provision for contingencies	(7,780)	(14,135)	(7,780)
Special retirement complement / actuarial liability	(1,567)	(3,833)	(1,567)
Others	(6,339)	(6,627)	(6,351)

Result of Service	153,962	98,511	173,129

Shareholding participation result	17,462	24,247	6,588
Equit method	17,462	24,247	6,588

Financial Revenue (Expense)
Income from financial applications	9,503	11,088	10,579
Income on renegotiated energy credits	31,525	81,055	31,525
Debt charges	(37,100)	(9,014)	(42,238)
Charges on taxes and social contributions	(4,586)	(12,712)	(4,586)
Others	(15,333)	7,668	(15,909)

	(15,991)	78,085	(20,629)

Operating Income before result	155,433	200,843	159,088

Other Revenue	172	264	172
Other Expense	(2,590)	(783)	(5,278)
	(2,418)	(519)	(5,106)

Operational Income	153,015	200,324	153,982

Social Contribution	(12,356)	(15,496)	(12,803)
Income tax	(33,679)	(42,606)	(34,199)

Net income for the period	106,980	142,222	106,980

Net income per share – R$	2.50	3.33	2.50

Cash Flow for the period ended on June 30
(R$ thousand)

	Parent Company		Consolidated

	2009	2008	2009

Operating Activities
Net income for the period	153,015	200,324	153,982
Expenses (revenues) not affecting cash:
• Depreciation and amortization	54,782	44,405	52,846
• Monetary varitation	20,113	(40,991)	15,746
• Financing charges	510	(11,856)	13,124
• Equity method result	(17,462)	(24,247)	(6,588)
• Present value adjustment	1,679	-	1,679
• Losses in permanent assets	2,418	519	3,863
• Provision for contigencies	6,140	14,008	6,140
• Special retirement complement/ actuarial liability	1,562	12,454	1,562
• Equity participation remuneration	-	(5,711)	-
• Other	(80)	80	(80)

Sub-total	222,677	188,985	242,274

Variations of operating asset
• Consumers, concessionaires and affiliates	(8,968)	(1,442)	(10,824)
• Debtors	(9,732)	3,746	(9,732)
• Sale of assets and services in course	(1,810)	(1,400)	(1,810)
• Taxes to compensate	3,916	(2,399)	(2,245)
• Income tax and social contribution deferred	(4,456)	(10,502)	(4,456)
• Deposits linked to legal sui	-	(82,446)	-
• Stored materials	(717)	(301)	(717)
• Other credits	45,605	(612)	45,469

Sub-total	23,838	(95,356)	15,685

Variations of operating liability
• Suppliers	(14,454)	(45,326)	(18,689)
• Payment-roll	(2,181)	(5,670)	(2,181)
• Income participation	(22,353)	(19,325)	(22,353)
• Taxes and social contributions	(2,399)	98	(2,465)
• Deferred income tax and social contribution	(6,598)	12,153	(6,530)
• Estimated obligations	14,829	8,109	24,859
• Complementary security fund	190	202	190
• Other liabilities	(13,407)	(2,750)	(13,037)

Sub-total	(46,373)	(52,509)	(40,206)

Operating activities cash	193,661	41,120	217,753
• Financial charges paid	(25,831)	(9,056)	(34,533)
• Financial charges receivable	11	18	11
• Income tax and social contribution paid	(57,631)	(48,245)	(58,640)
• Legal deposits	1,101	(2,579)	1,101

	(82,350)	(59,862)	(92,061)

Operating activities cash flow	111,311	(18,742)	125,692

Investment Activities
Recebimento de empréstimos e financiamentos concedidos	87	87	153
Créditos de energia renegociados recebidos	50,927	43,643	50,927
Property	(259,117)	(172,414)	(269,206)
Intangible	(115,068)	(186)	(108,587)
Dividends received	(274,774)	(58,199)	(274,774)
Lower of fixed assets	2,859	12,949	2,859
Renegotiated energy credits received	5,621	5,711	5,621

Total of Investment Activities	(589,465)	(168,409)	(593,007)

Financing Activities
Loans and financing obtained	73,618	41,642	73,618
Resource of capital increase	238,068	-	238,068
Loans –principal payement	(11,727)	(7,981)	(20,232)
Dividend payement	(142,390)	(137)	(142,390)
Special installment – Law 10,684/03	(9,317)	(8,430)	(9,317)
Complementary security fund payment	(4,170)	(5,023)	(4,170)

Total of Financing Activities	144,082	20,071	135,577

Increase (decrease) in cash and cash equivalent	21,618	(167,080)	17,472

Cash and cash equivalent – beginning of period	66,579	232,293	101,183

Cash and cash equivalent – end of period	88,197	65,213	118,655

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

219.73	167.16	63.22%	55.34%

Market Data

Extension of transmission lines (km) – 06/30/09

				End of
Concession Area	Extension (km)	Tension	Operation	concession

Areia --Bateias	220.3	525	jun/00	7/7/2015
Areia --Campos Novos	176.3	525	sep/82	7/7/2015
Areia - -Curitiba	235.2	525	jun/00	7/7/2015
Areia --Ivaiporã	173.2	525	may/82	7/7/2015
Areia - -Segredo	57.8	525	aug/92	7/7/2015
Blumenau - -Curitiba	136.3	525	dec/83	7/7/2015
Campos Novos - -Machadinho	44.8	525	jan/02	7/7/2015
Campos Novos - -Caxias	203.3	525	dec/01	7/7/2015
Caxias - -Gravataí	78.8	525	dec/01	7/7/2015
Caxias - -Itá	256.0	525	feb/02	7/7/2015
Curitiba --Bateias	33.5	525	jun/00	7/7/2015
ITÁ - -NOVA SANTA RITA	314.8	525	apr/06	7/7/2015
GRAVATA¥ --NOVA SANTA RITA	29.0	525	apr/06	7/7/2015
Itá - -Machadinho	64.6	525	jan/02	7/7/2015
Itá - -Salto Santiago	186.8	525	sep/87	7/7/2015
Ivaiporã - -Londrina	121.9	525	apr/88	7/7/2015
Ivaiporã - -Salto Santiago	167.0	525	may/82	7/7/2015
Ivaiporã ELETROSUL -Ivaiporã FURNAS	0.8	525	sep/82	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.8	525	feb/92	7/7/2015
Ivaiporã ELETROSUL - -Ivaiporã FURNAS	0.7	525	jun/04	7/7/2015
Salto Santiago --Salto Santiago	60.9	525	aug/92	7/7/2015
Salto Santiago --Segredo	2.1	525	jan/81	7/7/2015
Areia - -Gov. Bento Munhoz	10.7	525	sep/80	7/7/2015
Areia - -Gov. Bento Munhoz	10.9	525	aug/81	7/7/2015

Sub-Total 525 kV	2,586.5

Anastácio - Dourados	210.9	230	ago/94	7/7/2015
Areia - Ponta Grossa Norte	181.6	230	oct/76	7/7/2015
Areia - Salto Osório	160.5	230	jan/77	7/7/2015
Areia - Salto Osório	160.3	230	Dec/76	7/7/2015
Areia - São Mateus do Sul	129.0	230	jul/90	7/7/2015
Assis - Londrina COPEL	114.3	230	Sep/81	7/7/2015
Biguaçu – Desterro	56.3	230	Dec/08	7/7/2015
Biguaçu –Palhoça	20.4	230	oct/08	7/7/2015
Biguaçu –Jorge Lacerda B	116.4	230	jun/79	7/7/2015
Biguaçu – Blumenau 2	129.5	230	jun/79	7/7/2015
Blumenau - Itajaí	37.6	230	jan/02	7/7/2015
Blumenau - Itajaí	37.6	230	mar/02	7/7/2015
Blumenau - Joinville	67.0	230	Sep/79	7/7/2015
Blumenau - Joinville	72.9	230	Apr/79	7/7/2015
Blumenau - Palhoça	133.9	230	Jan/84	7/7/2015
Campo Mourão - Apucarana	114.5	230	Feb/76	7/7/2015
Campo Mourão -Maringá	79.9	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.2	230	Feb/76	7/7/2015
Campo Mourão -Salto Osório	181.3	230	May/76	7/7/2015
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	7/7/2015
Cascavel -Cascavel D'Oeste	9.9	230	apr/01	7/7/2015
Cascavel D'Oeste -Guaíra	126.2	230	apr/01	7/7/2015
Caxias - Caxias 5	22.0	230	jun/09	7/7/2015
Curitiba -Joinville Norte	96.4	230	nov/76	7/7/2015
Joinville – Joinville Norte	5.3	230	nov/76	7/7/2015
Curitiba -Joinville	99.9	230	jun/77	7/7/2015
Curitiba -São Mateus do Sul	116.7	230	jul/90	7/7/2015
Dourados -Guaíra	226.5	230	nov/91	7/7/2015
Farroupilha -Caxias 5	17.9	230	oct/05	7/7/2015
Farroupilha -Nova Prata 2	60.5	230	nov/92	7/7/2015
Farroupilha -Monte Claro	31.0	230	Sep/04	7/7/2015
Monte Claro -Passo Fundo	211.5	230	Sep/04	7/7/2015
Jorge Lacerda A -Jorge Lacerda	0.8	230	jul/79	7/7/2015
Jorge Lacerda-Palhoça -	121.3	230	Ago/05	7/7/2015
Jorge Lacerda -Siderópolis	49.4	230	Jun/79	7/7/2015
Jorge Lacerda -Siderópolis	47.3	230	Ago/79	7/7/2015
Londrina(ESUL) -Assis	156.6	230	May/05	7/7/2015
Londrina(ESUL) -Maringá	95.1	230	May/05	7/7/2015
Londrina -Apucarana	40.4	230	apr/88	7/7/2015

Londrina ELETROSUL -Londrina COPEL	31.6	230	apr/88	7/7/2015
Atlândida 2 - -Osório 2	36.0	230	May/07	7/7/2015
Passo Fundo -Nova Prata 2	199.1	230	Nov/92	7/7/2015
Passo Fundo -Xanxerê	79.3	230	May/75	7/7/2015
Passo Fundo -Xanxerê	79.2	230	Nov/79	7/7/2015
Passo Fundo -Passo Fundo 1	0.5	230	Mar/73	7/7/2015
Passo Fundo -Passo Fundo 2	0.5	230	May/73	7/7/2015
Salto Osório -Pato Branco	85.9	230	Decc/79	7/7/2015
Salto Osório -Xanxerê	162.0	230	oct/75	7/7/2015
Salto Osório -Salto Osório	2.2	230	nov/75	7/7/2015
Siderópolis -Lajeado Grande	121.9	230	Sep/03	7/7/2015
Lajeado Grande -Caxias 5	65.6	230	oct/05	7/7/2015
Xanxerê --Pato Branco	79.6	230	Dec/79	7/7/2015
Joinville --Vega do Sul	44.9	230	Nov/02	7/7/2015
Joinville -Vega do Sul	44.9	230	Nov/02	7/7/2015
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	7/7/2015
Complexo Industrial Automotivo Gravataí -- Gravataí 3	3.5	230	Dec/07	7/7/2015
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	oct/07	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	7/7/2015
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	7/7/2015
Atlântida 2/Gravataí 3	102.0	230	Nov/07	7/7/2015

Sub-Total 230 kV	4,911.7

Blumenau - -Ilhota	40.2	138	oct/88	7/7/2015
Campo Grande - -Mimoso	108.3	138	oct/83	7/7/2015
Campo Grande --Mimoso	108.3	138	sep/83	7/7/2015
Campo Grande - -Mimoso	108.3	138	sep/83	7/7/2015
Dourados das Nações - -Ivinhema	94.7	138	dec/83	7/7/2015
Eldorado - -Guaíra -	16.9	138	oct/83	7/7/2015
Florianópolis - -Camboriú Morro do Boi	63.2	138	feb/02	7/7/2015
Florianópolis - -Itajaí Fazenda	71.1	138	oct/90	7/7/2015
Florianópolis - -Palhoça 1	9.6	138	nov/83	7/7/2015
Florianópolis - -Palhoça 2	9.6	138	nov/83	7/7/2015
Gaspar - -Blumenau	20.7	138	oct/89	7/7/2015
Ilhota - -Picarras	14.8	138	apr/94	7/7/2015
Ilhota - -Itajaí 1	7.9	138	mar/02	7/7/2015
Ilhota - -Itajaí 2	7.9	138	jan/02	7/7/2015
Ilhota - -Joinville	75.8	138	jan/67	7/7/2015
Itajaí - -Camboriú Morro do Boi	13.3	138	feb/02	7/7/2015
Itajaí - -Itajaí Fazenda	5.4	138	mar/02	7/7/2015
Ivinhema - -Porto Primavera	91.0	138	mar/82	7/7/2015
Jorge Lacerda A - -Imbituba	45.7	138	oct/80	7/7/2015
Jorge Lacerda A - -Palhoça	108.6	138	nov/83	7/7/2015
Joinville - -Joiville Santa Catarina	11.0	138	oct/99	7/7/2015
Joinville Santa Catarina - -Picarras	50.0	138	oct/99	7/7/2015
Jupiá - -Mimoso	218.7	138	apr/92	7/7/2015
Jupiá - -Mimoso	218.7	138	jan/82	7/7/2015
Jupiá - -Mimoso	218.7	138	jan/82	7/7/2015
Palhoça - -Imbituba	74.0	138	nov/83	7/7/2015
Anastácio - -Aquidauana	11.1	138	nov/06	7/7/2015
Anastácio -Aquidauana	11.1	138	nov/06	7/7/2015

Sub-Total 230 kV	1,841.2

Conversora de Uruguaiana --Passo de Los Libres	12.5	132	sep/94	7/7/2015

Salto Osório - -Salto Santiago	56.2	69	oct/78	7/7/2015

Sub-Total (132 e 69 kV)	68.7

Total Grand	9,409.0

Main investments - R$ million

Project	2nd qrt/09	1st sem/09

Transmission

Expansion of South transmission system	61.1	109.6
Maintenance of electric energy transmission system	2.0	2.9

Generation

Installation of Hydro Complex São Bernardo	3.4	5.4
Installation of Hydro Complex São João	35.0	70.2
Installation of Hydro Plant Maua	26.2	59.0
Installation of Hydro Complex São Domingo	1.3	1.7
Installation of Hidro Complex Alto do Serra	0.6	1.0
Studies to increase the electric energy generation	0.5	0.7

Other	2.4	2.9

Total	132.5	253.4

New Owner Investment -Generation

Project	State	Total of	Install	Assured	Beginning	Beginning	End
	Venue	Investment	Capacity -	Energy -	operation	construction	concession
		R$ million	MW	MW

PEUP. São João	RS	310.0	77.0	39.0	2010	2007	2041
PEU São Domingos	MS	227.0	48.0	36.9	2012		2037
SHU Barra do Rio Chapéu	SC	84.0	15.0	8.61	2010	2008	2034

New Owner Investment – Transmission

Project	Tension /	State	Total of	Extension	Beginning operation	End of
	Power	Venue	Investment	of lines		concession
			– R$ million	linhas - KM

SE Palhoça - Ampliação F	230 Kv	SC	5.57	-	31.05.2009	07/07/2015
TL Caxias - Caxias 5	230 kV	RS	15.96	25	02.06.2009	07/07/2015
SE Caxias - Ampliação C	230 MVA	RS	3.72	-	02.06.2009	07/07/2015
SE Caxias 5 - Ampliação B	230 MVA	RS	3.89	-	02.06.2009	07/07/2015
SE Joinville Norte	300 MVA	SC	56.63	-	11.05.2009	07/07/2015
TL Blumenau – Joinville	230 Kv	SC	4.02	12	25.05.2009	07/07/2015
TL Curitiba – Joinville	230 kV	SC/PR	3.11	1	11.05.2009	07/07/2015
SE Jorge Lacerda A - Ampliação I	83 MVA	SC	15.79	-	09.11.2008 – TF11	07/07/2015
					22.03.2009 – TF10
SE Nova Santa Rita - Ampliação C	150 MVAr	RS	11.73	-	anticipated 12/08/2009	07/07/2015
TL Presidente Médici - Santa Cruz 1	230 kV	RS	72.45	238	anticipated 17/09/2009	16/03/2038
SE Missões – Ampliação A	100MVAr	RS	34.52	-	anticipated 28/05/2010	28/01/2038
SE Xanxerê - Ampliação G	100 MVAr	SC	15.14	-	anticipated 18/09/2010	07/07/2015
SE Farroupilha - Ampliação E	230 MVA	RS	3.6	-	anticipated 18/07/2010	07/07/2015
TL Salto Osório – Xanxerê	230Kv	SC-PR	16.03	162	anticipated 18/06/2010	07/07/2015
TL Salto Osório – Pato Branco-Xanxerê	230Kv	SC-PR	15.78	166	anticipated 18/06/2010	07/07/2015
SE Siderópolis - Ampliação J	230 MVA	SC	7.93	-	anticipated 16/02/2011	07/07/2015

Loans and Financing – R$ million

Creditor	Balance on 06/30/09	Due date	Currency

Eletrobrás	656	30/08/2021	Local
BB - BNDES	144	15/07/2026	Local

Contract obligations on 06/30/09 – R$ million

	2009	2010	2011	2012	2013	2014	After 2014

Loans and Financing	115	38	81	80	71	67	348

Partnerships

Transmission

SPC/Consortium	Object	Participation %	Enterprise Value R$ million	Partnership		In operation

				Partners	%	Yes	No

	Transmission line (S. Santiago-Ivaporã- Cascavel) - 525 kV with 376 km			Cymi	51	x
Ártemis		46.5	310
				Santa Rita	2.5

	Transmission line (Campos Novos – Barra Grande – Lagoa Vermelha – Santa Marta) - 230 kV with 174 km			Alcoa	42
Etau		27.4	116	C. Correa Cimentos	10.6
				DME Energética	10	x
				CEEE	10

SC Energia	Transmission line (Campos Novos - Blumenau) – 525 kV with 375 km	100	410			x

Uirapuru	Transmission line (Ivaiporã – Londrina)– 525 kV with 122 km	49	107	Cymi Holding SA	51	x

RS Energia	Transmission line (Campos Novos - Pólo) – 525 kV with 273 km	100	252			x

Consórcio Integração Norte Brasil	Transmission line Rio Madeira – 500/600 kV com 2.375 km			Eletronorte	24.5
		24.5	3,738
				Abengoa Brasil	25.5	x
				Andrade Gutierrez	25.5

Generation

SPC/Consortium	Object	Guaranteed Energy MW	Participation %	Project Value R$ million	Partnership		Beginning operation	Beginning construction	End concession

					Partners	%

	UHE Jirau – 3.300 MW				Suez	50.1
ESBR		1,975.3	20	10,000	Chesf	20	2013	2008	2043
					C.Corrêa	9.9

Consórcio	LT Rio Madeira – 362 MW	197.7MW	49	1,000	COPEL	51	2011	2008	2042

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to10	11 to 15	16 to20	21 to25	over 25	Total

434	186	83	70	405	357	1,535

Department	Number of employees

Field	853
Investment	169
Administrative	513

Complementary work force – 06/30/09

Other (*)

07

(*) Employees from other companies of the Eletrobrás System

Marketletter – June 2009	CGTEE

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	9,892	1,862
Open-market applications	12,637	30,937
Open-market applications - tied	-	10,000
Concessionaires	22,796	23,264
Taxes to recover	7,175	18,631
Acquisition of fuel to be recovered - Energetic development account - CDE	8,392	11,594
(-) Provision for credits of questionable liquidation	(183)	(343)
Stored materials	34,264	26,679
Expenses paid in advance	223	186
Other credits	1,810	1,187

	97,006	123,997

Non-Current Assets
Taxes to recover	3,744	4,994
Deposits linked to legal suits	5,677	5,904

	9,421	10,898

Permanent
Property, plant and equipment
In service-net	177,742	293,409
In course	799,905	310,623

	977,647	604,032

Intangibles

In service – net	3,540	4,920

	981,187	608,952

Total Assets	1,087,614	743,847

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	70,661	67,413
Payment-roll	3,102	2,877
Taxes and social contributions	6,914	5,993
Loans and financing	8,833	96,589
Consumer charges to be collected	2,460	1,811
Estimated obligations	4,570	3,422
Provision for early retirement	879	1,205
Provision for contingencies	8,912	6,957
Provision for research and development	2,867	2,984
Others	597	461

	109,795	189,712

Non-Current Liabilities
Debt charges	15,545	-
Loans and financing	664,481	-
Provision for early retirement	1,018	1,598
Provision for actuary liabilities	603	3,462

	681,647	5,060

Stockholders’ Equity
Social Capital	868,721	868,721
Capital Reserves	4,436	4,436
Accrued losses	(576,894)	(323,991)
Shares held in treasury	(91)	(91)

	296,172	549,075

Total Liabilities and Stockholders’ Equity	1,087,614	743,847

Statement of Income for the period ended on June 30
(R$ thousand)

Gross Operating Revenue	2009	2008

Supply of electric energy	103,053	94,225
Other operating revenues	10	10

	103,063	94,235

Deductions to Operating Revenue
Consumer charges	(4,096)	(3,486)
Tax and social contribution	(7,075)	(5,332)

	(11,171)	(8,818)

Net Operating Revenue	91,892	85,417

Cost of service of electric energy
Electric energy purchased for resale	(64,304)	(99,752)
Charges on the use of electric grid	(4,960)	(4,115)

	(69,264)	(103,867)

Operating cost
Personnel	(23,531)	(20,638)
Private pension fund	(1,434)	(1,342)
Material	(6,860)	(5,828)
Raw material for production of electric energy	(48,617)	(46,292)
(-) Expense recuperation – fuel subvention	47,510	45,815
Third party services	(12,714)	(10,931)
Depreciation and amortization	(21,271)	(22,028)
Other expenses	(2,688)	(2,912)

	(69,605)	(64,156)

Cost of service of electric energy	(138,869)	(168,023)

Gross operating result	(46,977)	(82,606)

Administrative expenses
General and administrative expenses	(6,529)	(11,939)

	(6,529)	(11,939)

Result of service	(53,506)	(94,545)
Other operating revenue	481	97
Other operating expenses	(48)	(63)
No-Operating result	433	34

Financing revenues (expenses)
Financing revenues	1,026	3,519
Monetary variation	2	-
Interest and penalty	544	1,083

	1,572	4,602

Expense revenue
Debt charges	(2,170)	(2,112)
CPMF	-	(27)
Other financial expenses	(163)	(1,085)

	(2,333)	(3,224)

Financing result	(761)	1,378
Operating Result	(53,834)	(93,133)

Loss for the period	(53,834)	(93,133)

Loss per 1,000 shares - R$	(0.048)	(0.083)

Cash Flow for the period ended on June 30
(R$ thousand)

	2009	2008

Operating Activities

Net income (loss) for the period	(53,834)	(93,133)

Costs (revenue) which do not affect cash
Depreciation and amortization	22,178	22,339
Intangible amortization	697	478
Cost of discharge of permanent assets	33	128
Rendimentos de títulos e valores mobiliários	(1,026)	(3,519)
Provision for credits of questionable liquidation	12	(433)
Monetary variation and interest - expenses	16	2,519

	21,910	21,512

Variations:
(Increase) / decrease in bonds	24,562	58,637
(Increase) / decrease in receivables	392	(5,692)
(Increase) / decrease in store materials	848	1,886
(Increase) / decrease in refundable taxes	2,225	10,801
(Increase) / decrease in law suit deposits	284	(641)
(Increase) / decrease in other assets	(3,621)	(81)
(Increase) / decrease in suppliers	(16,209)	16,319
(Increase) / decrease in wages and social contributions	(1,048)	(612)
(Increase) / decrease in payable taxes	(668)	(545)
(Increase) / decrease in other liabilities	(3,419)	917
(Increase) / decrease in provisions for contingencies	(1,137)	(66)
(Increase) / decrease in actuarial liabilities	(2,051)	(1,915)

	158	79,008

	(31,766)	7,387

Investment Activities
Acquisition of property, plant and equipment asset	(75,234)	(96,629)
Acquisition of intangible asset	(12)	(7,491)

	(75,246)	(104,120)

Financing Activitives
Loans and financing obtained	114,721	96,589

	114,721	96,589

Total of cash effects	7,709	(144)
Initial cash balance (Availabilities and financial applications)	2,183	2,006

Final cash balance (Availabilities and financial applications)	9,892	1,862

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

(32.24)	(72.52)	(35.08%)	(84.90%)

Market Data

Energy generated

	Installed	Guaranteed	Energy generated - MWh		Beginning operation	End concession

Plant	Capacity -	Energy -	2nd qrt/09	1st sem/09
	MW	MW

P. Médici (Candiota)	446	251,500	314,769.226	557,630.843	01/1974	07/07/2015
S. Jerônimo (Candiota)	20	12,600	12,612.787	16,563.021	04/1953	07/07/2015
Nutepa (Candiota)	24	6,100			02/1968	07/07/2015

Electric energy purchased for resale

	2nd qrt/09		1st sem/09

	R$ million	MWh	R$ million	MWh

Eletrobrás System	10	240,312.000	19	323,640.000
Other	4	114,382.224	26	376,595.116
Total	14	354,694.224	45	700,235.116

Energy sold

Sale	2nd qrt/09		1st sem/09

	R$ million	MWh	R$ million	MWh

Through auction and initial contracts	52	522,375.02	103	1,053,466.279
Through free market agreements or bilateral contracts
Total	52	522,375.02	103	1,053,466.279

Fuel for production of electric energy

		2nd qrt/09		1st sem/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Coal	Ton	397,850.53	15,103,780.31	728,364.65	27,804,577.97
Fuel Oil	kg	7,405,672	5,825,413.69	13,800,202	11,066,814.40
Diesel	L	44,000	72,865.34	99,200	157,791.32
Transport service			4,232,835.82		9,546,971.68
ISS			123,013.95		278,692.81
ICMS			1,287.56		2,079.89

Losses in generation – MW / %

2nd qrt/09	1st sem/09

5.57	5.00

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

98.79	97.82

Main investments - R$ million

Project	2nd qrt/09	1st sem/09

Generation	159	248

Maintenance of electric energy generation system	4	5
Installation of Thermal Power Unit Candiota III	154	241
Enviromental adjustment	0	0
Adjustment for overhauling Presidente Médici Thermal Unit	1	2

Others	0	0

Real Estate	0	0
Maintenance of equipment/vehicles/furniture	0	0
Maintenance of info assets	0	0

Total	159	248

Loans and financing – R$ million

Creditor	06/30/09	Due data	Currency

ELETROBRAS ECR 280/2006	634	20/12//2021	US$
ELETROBRAS ECR 280A/2007	16	20/12/2021	R$

ELETROBRAS ECF 2735/2009	26	28/02/2011	R$
ELETROBRAS ECF 2753/2009	12	30/06/2011	R$

Contract obligations on 06/30/09 – US$

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	-	73	55	51	51	51	385

Number of employees – on 06/30/09

Employees	Directors	Attachés

527	3	10

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over25	Total

135	16	31	8	275	62	527

Department	Number of employees

Field	128
Administrative	399

Complementary work force – on 06/30/09

Contracted	Quantity

Drivers	14
Security Services	138
Janitorial and receptionist services	66

Total	218

Marketletter – June 2009	Results from Distribution Companies

The table below represents the main indices of the distribution companies in the second quarter:

	Current Ratio		Total Liquidity Ratio (1)		Total Debt Ratio (2)		Debt Equity Ratio		Net Profit Margin (3)		Return on Equity		Ebitda / Share

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Boa Vista	0.60924	0.84585	0.58600	0.92849	0.82594	0.58607	4.74517	1.41586	(0.25655)	(0.45369)	(0.39903)	(0.31691)	(0.06230)	(0.10514)
Amazonas	0.58278	0.40612	0.58384	0.41599	0.92198	0.98163	11.81654	53.42985	(0.90908)	(1.16348)	(1.45076)	(10.76985)	(0.18971)	(0.07027)
Ceal	1.45681	1.17226	0.78650	0.67627	0.82362	0.90190	4.66956	9.19364	0.05781	(0.06660)	0.13180	(0.28607)	0.17330	0.10926
Cepisa	1.14448	1.01273	0.39574	0.40016	1.37845	1.34988	(3.64239)	(3.85812)	(0.00790)	(0.13057)	0.00884	0.15672	0.00151	0.00027
Ceron	0.90618	0.90396	0.46754	0.48706	1.19285	1.19064	(6.18539)	(6.24555)	(0.07117)	(0.26137)	0.17480	0.60078	0.00001	(0.00001)
Eletroacre	1.48339	1.65460	0.92609	0.97729	0.57958	0.62794	1.37856	1.68772	0.04401	(0.14173)	0.04670	(0.14504)	0.00032	0.00000

(1) (Current Assets + Long-term assets) / (Current liabilities + Non-current liabilities)
(2) (Current liabilities + Non-current liabilities) / Total assets
(3) Net income / Net operational revenues

									R$ million

	Net Operating		Result of		Income/ Loss for		EBITDA		EBITDA
Company	Revenue		Service		the period				Margin

	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008

Boa Vista	68.03	53.18	(18.94)	(30.29)	(17.45)	(24.13)	(16.78)	(28.32)	(24.67%)	(53.25%)
Amazonas	490.96	436.59	(390.17)	(218.11)	(446.32)	(507.96)	(332.11)	(167.34)	(67.64%)	(38.33%)
Ceron	271.85	228.58	(7.42)	(18.41)	(19.35)	(59.74)	4.49	(7.02)	1.65%	(3.07%)
Eletroacre	93.21	70.16	10.45	(5.47)	4.10	(9.94)	16.94	0.13	18.18%	0.19%
Ceal	336.30	302.50	45.77	24.76	19.44	(20.15)	61.23	38.60	18.21%	12.76%
Cepisa	279.58	247.91	39.50	6.98	(32.37)	(2.21)	39.50	6.98	14.13%	2.82%

Marketletter – June 2009	Boa Vista

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	3,092	4,650
Open-market applications	1,517	245
Consumers and Concessionaire	157,930	120,418
Provision for credits of questionable liquidation	(104,921)	(84,305)
Debtors	2,596	1,162
Stored materials	1,862	1,678
ICMS tax to recover	7,334	8,884
Others Credits	3,473	2,299

	72,883	55,031

Non- Current Assets
Long-term asset	48,741	45,058
ICMS tax to recover	36,014	28,941
Consumers and concessionaire	11,395	15,209
Other credits	1,332	908

Property, plant and equipment	128,908	82,640

Intangible	756	1,205

	178,405	128,903

Total Assets	251,288	183,934

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	91,667	44,954
Payment-roll	567	563
Loans and Financing	8,282	4,885
Regulatory taxes	548	836
Taxes and social contributions	1,773	1,464
Estimated obligations	5,073	4,140
Provisions for Contingencies	6,020	1,204
Research and Development / Energy Efficiency	2,296	5,644
Other payable accounts	3,404	1,370

	119,630	65,060

Non-Current Liabilities
Loans and Financing	40,932	42,738
Afiliated and subsidiary or holding	42,640
Other payable accounts	4,347	-

	87,919	42,738

Stockholders’ Equity
Social Capital	320,743	320,743
Accrued losses	(259,551)	(220,479)
Loss of the period	(17,453)	(24,128)

	43,739	76,136

Total Liabilities and Stockholders’ Equity	251,288	183,934

Statement of Income for the period ended on June 30 (R$ thousand)

	2009	2008

Operating Revenue
Supply of electric energy	83,397	69,480
Gross supply of electric energy	2,919	2,266
Use of distribution grid	6,245
Other operating revenues	1,420	1,661

	93,981	73,407

Deductions to Operating Revenue
ICMS on the sale of energy	(13,983)	(10,518)
Social contribution - PIS/PASEP	(1,549)	(1,211)
Social contribution - COFINS	(7,135)	(5,579)
Service tax - ISS	(23)	(32)
Global Reversion Reserve	(916)	(865)
Charge Energetic Efficiency Project	(340)	(269)
Charge Fuel consumption account - CCC	(1,665)	(1,482)
Charge Research and Development	(340)	(269)

	(25,951)	(20,225)

Net Operating Revenue
Cost of electric energy service
Electric energy purchased for resale
	(40,142)	(32,442)

Cost of operation	(40,142)	(32,442)

Personnel
Material	(9,543)	(8,750)
Third party services	(176)	(48)
Depreciation and amortization	(579)	(601)
Others	(2,159)	(1,965)
	(65)	(42)

	(12,522)	(11,406)

Operating result	(52,664)	(43,848)

Operating expenses	15,366	9,334

Sales expenses
General and administrative expense	(15,845)	(17,651)
Other operating expenses	(13,276)	(21,627)
	(5,186)	(342)

Result of Service	(34,307)	(39,620)

Other revenue (expenses)	(18,941)	(30,286)

Operating result	-	(1,324)

Financial Revenue (Expense)	(18,941)	(31,610)

Income from financial applications
Monetary variation – asset	52	6
Monetary variation – liability	8,061	13,743
Debt charges	(3,185)	(3,144)
Others	(3,199)	(2,820)
	(241)	(303)

Loss for the period	1,488	7,482

Loss per share - R$	(17,453)	(24,128)

	(0.05)	(0.08)

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

(16.78)	(28.32)	(24.67%)	(53.25%)

Market Data

Electric energy purchased for resale

	2nd qrt/09	1st sem/09

MWh	148,549	291,958
R$ million	31,294	61,103

Energy sold

	2nd qrt/09		1st sem/09

Class	R$ million	MWh	R$ million	MWh

State utilities	5.57	20,968	10.44	39,412
Industrial	1.01	3,448	1.99	6,766
Residential	23.42	53,045	45.42	102,958
Commercial	9.40	24,490	18.50	47,927
Other	1.38	5,603	2.71	10,973

Total	40.78	107,554	79.06	208,0036

Losses - %

2nd qrt/09		1st sem/09

Technical	Commercial	Technical	Commercial

8.08	2.99	8.53	7.68

DEC- Duration of interruptions - in hours

2nd qrt/09	1st sem/09

1.16	4.66

FEC – Frequency of interruptions – Number of outages

2nd qrt/09	1st sem/09

1.82	11.75

TMA – Average response time – in minutes

2nd qrt/09	1st sem/09

59.87	41.67

Extension of distribution lines (km) – 06/30/09

km	Voltage (kV)

1,037.597	127V ou 220V
921.835	13.8kV
70.28	69kV

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

377.41	378.26

Main Investments - R$ million

Project	2nd qrt/09	1st sem/09

Distribuicion	1.56	2.70

Maintenance of energy distribution system	0.53	1.45
Maintenance of energy distribution and commercialization system	1.03	1.25

Others	0.58	0.95

Maintenance of assets and property	0.05	0.14
Maintenance of vehicles and machinery	0.54	0.82

Total	1.95	3.66

Loans and Financing – R$ million

Creditor	Balance on	Date Due	Currency

	06/30/09

Eletrobrás – RES 0676/03	8.28	30.04.2015	R$
Eletrobrás – ECF 1554/97	7.35	30.04.2015	R$
Eletrobrás – RES 0898/03	1.68	30.05.2015	R$
Eletrobrás – RES 2516/05	0.30	30.10.2014	R$
Eletrobrás – RES 2554/05	0.24	30.10.2014	R$

Eletronorte	31.37	30.11.2013	R$

Contract obligations on 06/30/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Eletrobrás	1.13	2.52	2.79	3.07	3.37	3.69	1.29
Eletronorte	2.90	6.25	6.90	7.63	7.69

Energy Purchase	2009	2010	2011	2012	2013	2014	2015 to 2018
Agreement

MWh	577,380	612,020	645,979	737,715	774,327	806,008	3,541,831
R$ million	120.70	140.74	163.40	205.26	237.90	271.37	1,528.42

Default – more than 120 days – on 06/30/09

Class	R$ million

Industrial	0.09
Residential	0.56
Commercial	0.38
Other	106.77

Total	107.80

Number of employees – on 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

114	63	-	35	51	17	280

Department	Number of employees

Field	135
Administrative	145

Complementary work force – 06/30/09

Other

04

Marketletter – June 2009	Amazonas Energia
Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008 (reclassified)

Current Assets
Cash and banks	24,831	30,613
Open-market applications	54,063	9,308
Consumers and concessionaires	500,331	425,753
Provision for credits of questionable liquidation	(179,848)	(188,777)
Debtors	44,978	31,959
Stored materials	75,593	46,118
Regulatory assets	313,792	7,835
Expenses paid in advance	-	-
Deposits linked to legal suits	207	-
Other credits	10,742	9,699

	844,689	372,508

Non-Current Assets
Associated, Subsidiaries, Holding co,	404	47,349
Taxes and social contributions to compensate	1,224,880	599,011
Deposits linked to legal suits	41,809	20,515
Regulatory taxes	10,662	8,919

	1,277,755	675,794

Investment	7,670	7,670
Property, plant and equipment	1,800,968	1,503,721
Intangible	11,901	7,491

	1,820,539	1,518,882

Total Assets	3,942,983	2,567,184

Liabilities and Stockholders’ Equity	2009	2008
		(reclassified)

Current Liabilities
Suppliers	840,988	499,331
Payment-roll	5,823	2,547
Debt charges	655	539
Loans and Financing	256,273	91,563
Regulatory taxes	5,011	6,022
Taxes and social contributions	55,111	49,716
Estimated obligations	34,651	16,544
Provisions for Contingencies	129,000	124,379
Regulatory liabilities	15,431	49,796
Installments	68,635	35,703
Other payable accounts	37,833	41,095

	1,449,411	917,235

Non-Current Liabilities
Loans and financing	1,190,031	699,037
Fuel consumption account - CCC	804,189	833,251
Taxes and social contributions	1,920	12,576
Installments	174,360	57,920

Others	15,424	-

	2,185,924	1,602,784

Stockholders’ Equity
Social Capital	2,381,558	2,381,558
Accumulated losses	(2,073,910)	(2,334,393)

	307,648	47,165

Total Liabilities and Stockholders’ Equity	3,942,983	2,567,184

Statement of Income for the period ended on June 30
(R$ thousand)

	2009	2008
		(reclassified)

Operating Revenue
Supply of electric energy	384,792	398,148
Gross supply of electric energy	236,402	125,051
Revenue of use of electric energy	98,929	76,234
Other operating revenues	5,974	5,229

	726,097	604,662

Deductions to Operating Revenue
Charge fuel comsuption account - CCC	(9,773)	(15,077)
Global Reversion Reserve	(16,406)	(13,157)
Charge Research and Development and Energetic Efficiency Project	(4,883)	(4,282)

Tax and social contributions	(204,074)	(135,558)

	(235,136)	(168,074)

Net operating revenue	490,961	436,588

Operating expense
Personnel	(122,571)	(77,175)
Material	(13,569)	(8,111)
Third party services	(76,409)	(60,077)
Fuel for production of electric energy	(690,481)	(494,129)
Expense recuperation – Fuel purchased	449,985	387,389

Financial compensation for use of hydro resources	(3,663)	(2,727)
Electric energy purchased for resale	(255,402)	(292,885)

Depreciation and amortization	(58,069)	(50,766)
Provision/operacional provision reversion	(30,927)	(24,651)
Rentals	(64,424)	(17,385)
Others	(15,605)	(14,181)

	(881,135)	(654,698)

Result of Service	(390,174)	(218,110)

Financial Revenue (Expense)
Arrears on energy sold	12,369	8,405
Monetary variation – asset	1,922	12,932
Monetary variation – liability	(21)	(7,460)
Debt charges	(72,707)	(42,280)
Others	2,122	3,016

	(56,315)	(25,387)

Operating Result	(446,489)	(243,497)

Other revenues (expenses)	167	(264,463)

Loss before income tax and social contribution	(446,322)	(507,960)

Loss for the period	(446,322)	(507,960)

Loss per share – R$	(0.25)	(0.29)

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

(332.11)	(167.34)	(67.64%)	(38.33%)

Market Data

Energy generated

Plant	Installed	Energy generated – MWh		Beginning	End

	Capacity - MW	2nd qrt/09	1st sem/09	operation	concession

PARINTINS	26.6	19,255	37,284	23/12/1965	Undefined
ITACOATIARA	34.3	22,388	44,372	03/09/1966	Undefined
MANACAPURU	17.7	22,341	43,657	28/01/1967	Undefined
BARREIRINHA	2.9	1,684	3,447	13/06/1967	Undefined
COARI	21.6	15,288	29,791	29/09/1967	Undefined
MAUÉS	10.9	6,405	12,668	13/12/1967	Undefined
HUMAITÁ	8.9	8,282	16,257	22/07/2968	Undefined
URUCARÁ	5.5	2,321	4,548	17/06/1968	Undefined
BENJAMIN CONSTANT	7.3	3,894	7,511	25/08/1968	Undefined
TEFÉ	19.2	12,510	24,701	30/08/1968	Undefined
MANICORÉ	6.5	4,837	9,467	15/05/1969	Undefined
AUTAZES	3.6	3,368	6,698	20/06/1969	Undefined
CODAJÁS	6.7	3,688	6,864	19/09/1969	Undefined
EIRUNEPÉ	10.0	4,141	8,198	26/09/1969	Undefined
NOVA OLINDA DO NORTE	5.9	3,564	7,080	15/10/1969	Undefined
ATALAIA DO NORTE	1.5	1,090	2,163	04/03/1970	Undefined
BARCELOS	4.0	2,961	5,769	21/07/1970	Undefined
LÁBREA	6.9	4,626	9,002	17/08/1970	Undefined
SÃO PAULO DE OLIVENÇA	3.7	1,791	3,499	05/01/1971	Undefined
SANTO ANTÔNIO DO IÇÁ	3.1	2,198	4,442	06/01/1971	Undefined
CARAUARI	6.4	3,704	7,295	07/01/1971	Undefined
FONTE BOA	4.4	2,925	5,677	07/01/1971	Undefined
BOCA DO ACRE	7.9	5,628	11,049	22/02/1971	Undefined
SÃO GABRIEL DA CACHOEIRA	10.8	5,955	11,646	11/03/1971	Undefined
ITAPIRANGA	3.1	1,446	2,795	12/10/1971	Undefined
ANORI	3.5	2,082	4,073	13/10/1971	Undefined
SILVES	2.6	896	1,781	13/10/1971	Undefined
AUGUSTO MONTENEGRO	0.4	96	183	13/10/1971	Undefined
NHAMUNDÁ	3.0	1,680	3,279	06/11/1971	Undefined
TABATINGA	15.3	10,767	21,110	06/11/1971	Undefined
NOVO ARIPUANÃ	4.5	2,968	5,814	01/06/1972	Undefined
BORBA	7.0	3,482	6,727	01/05/1972	Undefined
SANTA ISABEL DO RIO NEGRO	2.2	1,344	2,570	26/10/1972	Undefined
JUTA¥	3.2	1,989	4,058	01/05/1972	Undefined
NOVO AIRÃO	4.0	2,279	4,438	08/07/1973	Undefined
IPIXUNA	2.7	1,056	2,060	25/07/1973	Undefined
ENVIRA	3.9	1,643	3,240	31/08/1973	Undefined
CUCU¥	0.6	189	356	15/10/1973	Undefined
JAPURÁ	0.2	68	144	25/10/1973	Undefined
MARAÃ	2.3	1,285	2,475	25/10/1973	Undefined
JURUÁ	2.0	825	1,657	23/10/1973	Undefined
TAPAUÁ	3.8	2,159	4,225	15/12/1973	Undefined
CANUTAMA	2.1	1,092	2,186	18/12/1973	Undefined
PAUINI	2.4	1,250	2,387	09/09/1974	Undefined
CAREIRO	2.1	1,547	3,134	11/09/1974	Undefined
AMATURÁ	1.0	769	1,309	04/11/1974	Undefined
ESTIRÃO DO EQUADOR	0.4	108	216	20/12/1974	Undefined
PALMEIRAS	0.4	91	181	23/12/1974	Undefined
IPIRANGA	0.4	124	234	01/01/1975	Undefined
VILA BITTENCOURT	0.4	157	318	24/12/1975	Undefined
IAUARETÊ	0.9	310	591	01/04/1975	Undefined
SÃO SEBASTIÃO DO UATUMÃ	2.3	1,320	2,497	01/04/1975	Undefined
TONANTINS	2.4	1,548	3,055	01/04/1975	Undefined
ALVARÃES	2.2	1,380	2,655	05/05/1975	Undefined
BERURI	2.2	1,875	3,638	24/12/1975	Undefined
CAAPIRANGA	1.8	995	1,930	20/01/1975	Undefined
UARINI	2.1	1,208	2,298	04/02/1976	Undefined
URUCURITUBA	4.0	1,361	2,660	20/01/1975	Undefined
PEDRAS	0.5	189	365	15/08/12976	Undefined
ANAMÃ	1.7	801	1,638	01/01/1976	Undefined
ITAMARATI	2.2	875	1,649	20/02/1976	Undefined
CASTANHO	12.1	6,408	12,630	20/12/1979	Undefined
RIO PRETO DA EVA	2.4	2,765	5,535	10/06/2004	Undefined

LIMOEIRO	2.1	696	1,350	12/11/1982	Undefined
BOA VISTA DO RAMOS	3.0	1,425	2,792	11/03/1986	Undefined
MANAQUIRI	1.8	1,546	2,939	19/06/1984	Undefined
CAVIANA	0.4	164	321	14/07/1986	Undefined
CAMPINAS	0.4	142	270	15/07/1986	Undefined
CAIAMBÉ	0.5	295	591	02/08/1976	Undefined
MURITUBA	0.2	67	146	04/08/1986	Undefined
APU¥	5.4	2,938	5,813	25/09/1986	Undefined
MOCAMBO	0.9	221	426	06/03/1’987	Undefined
BELÉM DO SOLIMÕES	0.7	266	515	12/03/1987	Undefined
ITAPEAÇÚ	0.9	267	534	06/03/1987	Undefined
CABOR¥	0.8	170	351	02/09/1992	Undefined
CAMETÁ	0.6	232	456	28/09/1992	Undefined
SACAMBÚ	0.4	162	325	23/12/1992	Undefined
NOVO REMANSO	1.7	1,399	2,661	16/08/1998	Undefined
TUIUÉ	0.7	151	287	05/09/1998	Undefined
JACARÉ	0.4	191	362	23/08/1998	Undefined
NOVO CÉU	0.9	611	1,274	26/08/1998	Undefined
ZÉ AÇÚ	0.2	69	133	24/09/1998	Undefined
VILA AMAZÔNIA	0.7	221	421	24/09/1998	Undefined
AXINIM	0.4	220	415	01/10/1998	Undefined
VILA URUCURITUBA	0.4	139	259	15/05/1999	Undefined
ARARA	0.2	125	241	14/04/2000	Undefined
FEIJOAL	0.7	213	333	18/02/2000	Undefined
LINDOIA	0.5	388	767	01/07/2000	Undefined
MOURA	0.7	143	256	14/04/2004	Undefined
BETÂNIA	0.2	165	306	17/07/2006	Undefined
VILA DE MATUP¥	0.9	665	1,250	10/08/2006	Undefined
SANTA RITA WELL	0.9	247	469	26/11/2006	Undefined
PARAUÁ	0.1	132	276	13/09/2003	Undefined
UHE Balbina	250	476,467	931,171	01/1989	01/03/2027
UTE Aparecida	192	64,456	103,376	01/1984	Undefined
UTE Mauá	467.6	352,628	679,645	04/1973	Undefined
UTE Electron(*)	120	0	0	06/2005	Undefined
UT CO	17.6	4,655	6,383	13/08/2008	Undefined
UT AS	41.6	11,314	20,643	11/2/2008	Undefined
UT FO	14.4	49,667	103,699	16/08/2008	Undefined

Total	1,478.5	1,200,128	2,316,632

* Unit belongs to Eletronorte.

Electric energy purchased for resale

	2nd qrt/09	1st sem/09

MWh	586,736	1,144,614
R$ million	148	255

Energy sold

Description	2nd qrt/09		1st sem/09

	MWh	R$ million	MWh	R$ million

Public Service	12.6	43,382	27.6	90,627
Industrial	122.8	355,603	239.2	692,056
Residencial	101.8	275,443	201.4	545,404
Commercial	85.4	202,375	165.8	390,310
Other	47.1	133,701	89.5	251,968

Total	369.7	1,010,504	723.5	1,970,365

Fuel for production of electric energy

		2nd qrt/09		1st sem/09

Type	Metric unit	Quantity	R$ million	Quantity	R$ million

Óil	Thousands liters	327,182	375	635,886	690

Losses - %

2nd qrt/09		1st sem/09

Technical	Commercial	Technical	Commercial

1.8	39.5	2.0	38.9

Item	Line	Tension	Extension	Date of
		level Kv	Km	energization

1	MNSJ-LT4-01	69.0	7.337	4-feb-01

2	MNMU-LT4-01	69.0	11.932	13-oct-91

3	MNDI-LT4-01	69.0	4.684	13-oct-91

4	MNDI-LT4-02	69.0	4.684	11-nov-06

5	MNVO-LT4-01	69.0	1.160	13-oct-91

6	MNVO-LT4-02	69.0	1.160	13-oct-91

7	MNCC-LT4-01	69.0	5.796	26-jul-92

8	MNSG-LT4-01	69.0	6.418	28-sep-97

9	MNSG-LT4-02	69.0	7.230	12-oct-97

10	MNFL-LT4-01	69.0	4.438	11-feb-89

11	MNFL-LT4-02	69.0	4.494	18-nov-01

12	MNFL-LT4-03	69.0	4.842	2-dec-07

13	MNCD-LT4-01	69.0	7.463	1-jan-96

14	MNSO-LT4-01	69.0	9.516	19-mar-05

15	FLPN-LT4-01	69.0	5.993	2-dec-07

16	FLPN-LT4-02	69.0	5.993	2-dec-07

17	ADPN-LT4-01	69.0	8.663	15-jul-83

18	ADSG-LT4-01	69.0	3.788	2-feb-97

19	ADCC-LT4-01	69.0	3.994	23-mar-05

20	ADEP-LI4-01	69.0	0.153	23-nov-99

21	MUDI-LT4-01	69.0	7.637	30-apr-77

22	MUDI-LT4-02	69.0	5.541	12-apr-99

23	MUDD-LT4-01	69.0	4.122	29-nov-97

24	MUDD-LT4-02	69.0	4.107	7-mar-04

25	MUCC-LT4-01	69.0	9.388	6-feb-05

26	MUCD-LT4-01	69.0	17.194	20-aug-06

27	MUMG-LT4-01	69.0	0.533	22-feb-04

28	MUEP-LI4-01	69.0	0.200	7-mar-04

29	MGSJ-LT4-01	69.0	8.882	9-mar-04

30	MGCE-LI4-01	69.0	6.058	9-jul-04

31	MUMG-LT4-02	69.0	0.226	29-feb-04

32	ETMU-LT4-01	69.0	0.358	1-jan-81

33	DICE-LT4-01	69.0	2.065	17-mar-96

34	DDCC-LT4-01	69.0	7.428	29-nov-97

35	SGCC-LT4-01	69.0	4.005	2-feb-97

36	SOSV-LT4-01	69.0	5.326	19-mar-05

37	PSIB-LI4-01	69.0	18.048	17-jun-06

Item	Line	Tension	Extension	Date of
		level Kv	Km	energization

1	BACR-LT6-01	230.0	158.513	6-nov-06

2	MNCR-LT6-01	230.0	22.704	6-nov-06

3	RTFG-LI6-01	230.0	0.129	13-sep 98

4	BAMN-LT6-02	230.0	180.344	9-may-89

5	BABA-LT6-01	230.0	0.590	20-feb-89

6	BABA-LT6-02	230,0	0,635	15-mar-89

7	BABA-LT6-03	230.0	0.635	24-apr-89

8	BABA-LT6-04	230.0	0.680	13-sep-89

9	BABA-LT6-05	230.0	0.680	24-jul-89

DEC- Duration of interruptions - in hours

Capital

2nd qrt/09	1st sem/09

7.65	15.38

Interior

2nd qrt/09	1st sem/09

24.25	41.50

Global

2nd qrt/09	1st sem/09

13.34	24.15

FEC – Frequency of interruptions – Number of outages

Capital

2nd qrt/09	1st sem/09

5.56	12.03

Interior

2nd qrt/09	1st sem/09

24.61	44.27

Global

2nd qrt/09	1st sem/09

12.09	22.85

TMA – Average response time – in minutes

Capital

2nd qrt/09	1st sem/09

132.22	131.15

Interior

2nd qrt/09	1st sem/09

218.68	220.95

Global

2nd qrt/09	1st sem/09

156.03	152.97

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

365.3	366.6

Main investments - R$ million

Project	2nd qrt/09	1st sem/09

Distribution	44.1	73.0
Generation	3.6	7.5
Others	1.9	4.6

Total	49.6	85.1

Loans and Financing – R$ million

Creditor	06/30/09	Due date	Currency

Eletrobrás	1,446	03/2021	REAL

Contract obligations on 06/30/09 – R$ million

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	181	183	258	236	219	180	189

Energy Purchase Agreement

	2009	2010	2011	2012	2013	2014

MWh	801,503,640.00	954,178,725.62	1,042,694,270.55	1,094,012,775.91	1,143,620,777.62	1,200,978,230.32

R$	2,509,721	2,867,658	2,867,658	2,889,784	2,893,450	2,908,322

Default – more than 120 days – on 06/30/09 – R$ million

Class	Total

Industrial	49,346,208.15
Residential	98,822,599.00
Commercial	30,480,060.00
Other	39,431,335.47

Total	218,080,202.62

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

935	73	309	310	431	251	2.309

Department	Number of employees

Field	1,936
Administrative	373

Complementary work force – 06/30/09

Contracted	Other

1,680	18

Marketletter – June 2009	Ceron

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	1,535	2,317
Open-market applications	-	2,620
Consumers	167,212	150,888
Electric energy credits in installments	29,021	25,235
(-) Provision for credits of questionable liquidation	(73,599)	(68,654)
Services in course	11,843	7,899
Taxes to compensate	9,344	6,150
Stored materials	6,976	6,814
Compensation account of the variation of values of items of Part “A” - CVA	17,596	-
Expenses paid in advance	2,093	2,004
Sales/Expenses to be reimbursed	1,294	2,281
Fuel purchase - CCC	-	1,934
Other credits	13,465	10,115

	186,779	149,603

Non-Current Assets
Consumers	11,449	13,986
Electric energy credits in installments	67,827	82,123
Collaterals and linked deposits	20,957	19,227
Credits to recover	7,609	5,539
Goods for sale	9,758	15,200
Expenses paid in advance	13,045	15,052
Other credits	2,651	1,771
Investments	1,836	1,836
Property, plant and equipment - net	252,004	216,434
Deferred	0	862

	387,135	372,030

Total Assets	573,914	521,633

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities
Suppliers	54,753	55,118
Pay-roll	1,570	811
Debt charges	-	1,074
Taxes and social contributions	22,516	19,205
Loans and financing	70,563	43,994
Estimated obligations	7,474	6,331
Compensation account of the variation of values of items of Part “A” - CVA	-	2,571
Fuel consumption account – CCC - resources	18,285	-
Regulatory taxes	15,947	19,753
CCC – Diesel reimbursement	-	3,678
Others	15,009	12,963

	206,117	165,498

Non-Current Liabilities
Suppliers	1,248	-
Loans and financing	395,747	366,119
Provision for Contingencies	15,635	15,951
Fuel consumption account - CCC - resources	36,570	46,655
Taxes and social contributions	3,803	4,664
Regulatory taxes	25,473	22,189

	478,476	455,578

Stockholders’ Equity (not covered)
Social Capital	362,732	362,732
Capital Reserves	47,957	47,491
Accrued losses	(1,241,078)	(1,227,159)

	(830,390)	(816,936)

Resources for capital increase	719,710	717,493

	(110,679)	(99,443)

Total Liabilities and Stockholders’ Equity	573,914	521,633

Statement of Income for the period ended on June 30
(R$ thousand)

Gross Operating Revenue	2009	2008

Supply of eletcric energy	378,956	312,033
Other Revenues	2,605	2,657

	381,561	314,690

Deduction to Operating Revenue
ICMS	(59,796)	(49,463)
Social contribution - COFINS	(32,649)	(25,233)
Social contribution - PIS/ PASEP	(7,088)	(5,481)
Global Reversion Reserve	(41)	(1,892)
Service tax - ISS	(1,749)	17
Fuel consumption account - CCC	(5,752)	(1,185)
Consumer charge - Energetic Efficiency Project - PEE	(1,316)	(1,694)
Consumer charge –Research and Development	(1,316)	(1,180)
	(109,707)	(86,111)

Net Operating Revenue	271,854	228,579

Operating expenses
Personnel	(29,873)	(27,188)
Material	(2,380)	(3,160)
Third party services	(36,385)	(33,661)
Fuel for the production of energy	(54,270)	(64,092)
Recovered expense - CCC	47,018	55,474
Electric energy purchased for resale	(169,644)	(143,700)
Depreciation and amortization	(11,911)	(11,387)
Constituion / Operational provision reversion	(10,217)	(10,427)
Rentals and leases	(1,166)	(1,306)
Others	(10,443)	(7,543)
	(279,271)	(246,990)

Operating result	(7,417)	(18,411)

Financing revenues	14,318	12,557
Financing expenses	(26,235)	(52,522)
Financing result	(11,917)	(39,965)
Non-operating revenues	55	93
Non-operating expenses	(68)	(1,460)
	(13)	(1,367)

Loss for the period	(19,347)	(59,743)

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

4.49	(7.02)	1.65%	(3.07%)

Market Data

Energy generated

Plant	Installed	Energy generated - MWh		Beginning	End

	Capacity - MW	2nd qrt/09	1st sem/09	operation	concession

Rio Vermelho – Hydro	3.20	4,698	9,495	01/1987
Thermal Units	34.05	-	-	11/1993	12/2008

Electric energy purchased for resale

	2nd qrt/09	1st sem/09

MWh	673,135	1,318,251
R$ million	86.16	169.64

Energy sold

	2nd qrt/09		1st sem/09

Distribution	R$ million	MWh	R$ million	MWh

State utilities	9.29	32,075	18.62	63,943
Industrial	26.35	75,015	51.29	143,402
Residential	77.60	163,777	154.82	324,895
Commercial	46.87	102,795	92.56	201,589
Other	31.24	84,863	60.10	162,444

Total	191.35	458,525	377.39	896,273

Fuel for production of electric energy

		2nd qrt/09		1st sem/09

Type	Metric	Quantity	R$ million	Quantity	R$ million
	unit

Diesel	m3	16,094	31.57	31,909	63.32

Average Losses - %

2nd qrt/09	1st sem/09

31.95	32.12

DEC- Duration of interruptions - in hours

2nd qrt/09	1st sem/09

7.88	17.94

FEC – Frequency of interruptions – Number of outages

2nd qrt/09	1st sem/09

11.16	23.37

TMA – Average response time – in minutes

2nd qrt/09	1st sem/09

64.21	75.87

Extension of distribution lines (km) – 06/30/09

				Voltage (kV)

138kv	69kv	34.5kv	13.8kv Urb.	13.8kv Rural	Total

350	185	528	9,010	26,934	37,007

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

347.21	350.10

Main investments - R$ million

Project	2nd qrt/09	1st sem/09

Maintenance of the distribution system	2.24	4.40
Maintenance of transmission system	0.03	0.12
Expansion of the Distribution System	1.97	3.48
Isolated system - energy	0.81	0.81
Modernization – Distribution and Comercialization System	0.49	1.92
Citizens’ Energy – Light for All	5.25	10.91
Expansion of the Transmission System	2.25	3.71
Infrastructure and suport	0.77	1.01

Total	13.81	26.36

Loans and Financing – R$ million

Creditor	Balance on 06/30/09	Due date	Currency

Eletrobrás	466.31	2,021	REAL

Contract obligations on 06/30/09 – R$ million

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	34.50	71.74	71.53	63.59	54.36	50.77	119.82

Energy Purchase	2009	2010	2011	2012	2013	2014	After 2014
Agreement

MWh	2,796,352	2,990,489	3,107,232	3,205,026	3,316,660	3,402,446	15,129,765

R$	377.37	403.57	419.32	432.52	447.58	459.16	2,041.76

Default – more than 90 days – on 06/30/09

Class	R$ million

Industrial	7.71
Residential	4.74
Commercial	4.60
Other	77.50

Total	94.55

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

266	02	46	55	269	107	745

Department	Number of employees

Field	367
Administrative	378

Complementary work force – 06/30/09

Contracted	Other (*)

1,057	07

(*) Employees from others companies of theEletrobrás System

Marketletter – June 2009	Eletroacre

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008

Current Assets	83,705	84,565

Cash and banks	8,938	2,705
Open-market applications	1,670	25,661
Cash under way	2,139	1,496
Consumers	72,174	59,718
Provision for credits of questionable liquidation	(30,423)	(23,222)
Income to receive	897	1,017
Taxes to recover	3,884	2,327
Sales of assets and rights	1,734	1,734
Acquisition of fuel on account of Fuel consumption account - CCC	4,335	5,542
Low-income social tariff	806	601
Stored materials	3,215	2,378
Expenses paid in advance	7,696	0
Other credits	6,640	4,608

Non-Current Assets	125,206	99,686

Long-term assets	28,426	28,506

Taxes to recover	880	1,461
Affiliates, controlled and holding co’s	21,323	21,323
Credits to receive	3,022	3,022
Provision for credits of questionable liquidation	(3,022)	(3,022)
Notes and Bonds	103	103
Legal deposits	5,656	5,155
Sales of assets and rights	204	204
Other credits	260	260

Investments	838	838

Property, plant and equipment	93,860	68,314

Intangible	2,082	2,028

Total Assets	208,911	184,251

(R$ thousand)

Liabilities and Stockholders’ Equity	2009	2008

Current Liabilities	56,428	51,109

Suppliers	20,112	22,541
Taxes and social contributions	6,766	4,160
Loans and financing	8,789	7,726
Estimated obligations	1,615	1,289
Regulatory Charges	438	513
F.N.D.C.T	60	401
M.M.E	164	216
Research and Development	2,895	2,251
Energetic Efficiency Project - PEE	7,461	5,770
Public lighting taxes collected	3,019	1,806
Provisions for contingencies	4,017	3,935
Other	1,092	501

Non-Current Liabilities	64,652	64,589

Long-term Liabilities	64,652	64,589

Loans and financing	31,872	31,843
Fuel consumption account - CCC and Sales Taxes on Fuel	32,717	32,717
Other	63	29

Stockholders’ Equity	87,831	68,553

Social Capital	64,590	64,590
Capital Reserve	4,277	4,277
Resources for capital increase	145,663	140,582
Accumulated Results	(126,699)	(140,896)

Total Liabilities and Stockholders’ Equity	208,911	184,251

Statement of Income for the period ended on June 30
(R$ thousand)

	2009	2008

Operating Revenue	138,172	106,253

Supply of electric energy	126,409	95,269
Supply of electric energy	694	562
Availability of the transmission and distribution system	7,474	7,242
Other revenues	3,595	3,180

Deductions to Operating Revenue	(44,967)	(36,097)

ICMS tax	(27,930)	(21,673)
Social contribution - COFINS	(10,736)	(8,075)
Social contribution - PASEP-PIS	(2,331)	(1,753)
Global Reversion Reserve	(824)	(599)
Energetic Efficiency Project - PEE	(453)	(1,545)
Fuel consumption account - CCC	(2,240)	(2,107)
Research and Development	(453)	(345)

Net Operating Revenue	93,205	70,156

Cost of electric energy service	(64,682)	(58,879)

Cost with energy	(44,638)	(40,287)

Electric energy purchased for resale	(44,638)	(40,287)

Cost of operation	(20,044)	(18,592)

Personnel	(1,582)	(1,366)
Material	(95)	(202)
Third party services	(5,681)	(4,812)
Raw material for production of electric energy	(41,176)	(42,282)
Recovery of expenses – raw material consumed under Fuel consumption account - CCC/ Energetic development account - CDE	36,450	37,290
Depreciation/Amortization	(6,491)	(5,597)
Credit losses of ICMS	(1,243)	(1,289)
Others	(226)	(334)

Operating Income	28,523	11,277

Operating Expenses	(18,073)	(16,742)

Expenses with sales	(12,295)	(11,423)
Administrative and general expenses	(5,778)	(5,319)

Result of Service	10,450	(5,465)

Financial Revenues (Expenses)	(4,456)	(3,923)

Penalties on contracts of purchased energy	206	746
Income from financial applications	273	547
Arrears on energy sold	233	274
Debt charges	(1,504)	(1,697)
Monetary variations	(2,308)	(2,739)
Others	(1,356)	(1,054)

Operating Result	5,994	(9,388)

Other revenues	8	261
Other expenses	(12)	(816)

Result before income tax and social contribution	5,990	(9,943)

Income tax and social contribution provision	(1,888)	0

Net income for the period	4,102	(9,943)

Net income per 1.000 share - R$	0.08	(0.19)

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

16.94	0.13	18.18%	0.19%

Market Data

Electric energy purchased for resale

	2nd qrt/09	1st sem/09

MWh	198,007	395,441
R$ million	21,343	44,638

Energy sold

	2nd qrt/09		1st sem/09

Distribution	R$ million	MWh	R$ million	MWh

State utilities	11.1	33,951	21.6	65,871
Industrial	2.9	7,844	5.6	14,899
Residential	22.1	64,639	44.1	128,738
Commercial	11.6	31,482	22.9	61,525
Other	2.2	11,906	4.3	23,722

Total	49.9	149,822	98.5	294,756

Fuel for production of electric energy

		2nd qrt/09		1st sem/09

Type	Metric	Quantity	R$ million	Quantity	R$ million
	unit

Diesel	Litres	9,631,526	21,200	19,196,837	41,176

Losses - %

2nd qrt/09		1st sem/09

Technical	Commercial	Technical	Commercial

12.71	12.05	12.71	13.20

DEC- Duration of interruptions - in hours

2nd qrt/09	1st sem/09

10.1	18.8

FEC – Frequency of interruptions – Number of outages

2nd qrt/09	1st sem/09

9.78	14.94

TMA – Average response time – in minutes

2nd qrt/09	1st sem/09

134	130

Extension of distribution lines (km)

Tension

AT+BT urban	AT+BT rural

586	8,600

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

341.10	342.03

Main investments - R$ million

Project	2nd qrt/09	1st sem/09

Distribution	9.26	20.9

Installation of urban distribution system	1.31	1.97
Luz para todos (Light for All)	7.27	17.7
Maintenance of energy distribution system	0.69	1.23
Maintenance of isolated system	0	0

Other

Maintenance of assets and property
Maintenance of vehicles and machinery	0.01	0.05
Maintenance of info assets	0.84	0.84

Total

Loans and Financing – R$ million

Creditor	Balance on 06/30/09	Due date	Currency

Eletrobras	39.002	Após 2013	R$

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing	4,395	10,548	10,548	10,548	3,511

Energy Purchase	2009	2010	2011	2012	2013	2014	After 2014
Agreement

MWh	853,763	917,745	983,192	1,049,375	1,118,178	1,184,898	5,364,491

R$ million	108.00	114.40	114.45	122.16	130.17	137.93	624.48

Default – more than 120 days – on 06/30/09

Class	R$ million

Industrial	0.55
Residential	6.56
Commercial	2.85
Other	24.42

Total	34.39

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	Over 25	Total

100	0	0	38	47	86	271

Department	Number of employees

Field	115
Administrative	156

Complementary work force – 06/30/09

Contracted	Other (*)

480	1

(*) Employees from others companies of the Eletrobrás System

Marketletter – June 2009	Ceal

Balance Sheet for the period ended on June 30
(R$ thousand)

	2009	2008

Assets
Current Assets
Cash and banks	30,660	24,074
Open-market applications	10,452	5,272
Consumers and concessionaires	388,562	394,454
Social tariff for low-income consumers	10,728	12,481
Debtors	5,992	2,632
(-) Provision for credits of questionable liquidation	(140,606)	(153,382)
Other credits	10,347	10,160
Taxes and social contributions to compensate	9,689	4,750
Stored materials	3,969	4,776
Program for reduction of electric energy consumption	4,498	4,498
Tariff charges	970	1,461
Free energy	8,986	8,986
Regulatory assets	43,128	33,212

	387,375	353,374

Non-Current Assets
Consumers	112,432	37,487
Taxes and social contributions to compensate	3,025	3,334
(-) Provision for credits of questionable liquidation	(3,405)	(10,159)
Collaterals and tied deposits	25,914	38,393
Regulatory assets	8,017	5,988
Others	8,356	9,461

	154,339	84,504

Investments	168	168
Property, plant and equipment - net	293,970	276,764
Intangible	414	364
Deferred	-	2,744

	448,891	364,544

Total Assets	836,266	717,918

(R$ thousand)

Liabilities	2009	2008

Current Liabilities
Suppliers	44,852	56,363
Payment-roll	4,466	3,894
Taxes and social contributions	70,858	94,579
Loans and financing	53,982	38,277
Provision for vacations and social charges	10,129	9,790
Provision for contingencies	31,871	32,029
Regulatory taxes	2,763	2,366
Social tariff for low-income consumers	625	628
Program for the reduction of electric energy consumption	2,414	2,417
Tariff charges	624	1,102
Program for energy efficiency	6,518	23,191
Regulatory liabilities	16,399	10,047
Others	20,405	26,765

	265,906	301,448

Non-Current Liabilities
Taxes and social contributions	17,865	22,581
Program for the reduction of electric energy consumption	22,610	0
Loans and financing	361,940	319,163
Others	20,444	4,298

	422,859	346,042

Stockholders’ Equity
Social Capital	218,393	218,393
Accrued losses	(310,461)	(379,435)
	(92,068)	(161,042)
Resources for capital increase	239,569	231,470

	147,501	70,428

Total Liabilities	836,266	717,918

Statement of Income for the period ended on June 30
(R$ thousand)

	2009	2008

Operating Revenue
Supply and gross supply of electric energy	357,674	316,801
Social tariff for low-income consumers	32,332	24,720
Electric grid availability revenue	79,484	77,981
Other revenues	2,614	2,550

	472,104	422,052

Deductions to Operating Revenue
ICMS tax on sale of electric energy	(91,346)	(80,461)
Social contribution - COFINS	(23,286)	(21,770)
Social contribution - PASEP	(5,055)	(4,832)
Global Reversion Reserve	(2,163)	(1,982)
Consumer charge - Energetic Efficiency Project - PEE	(1,676)	(1,509)
Consumer charge - Energetic development account - CDE	(2,131)	(2,353)
Consumer charge - Fuel consumption account - CCC	(8,436)	(5,195)
Consumer charge –Research and Development	(1,669)	(1,406)
Others	(41)	(48)

	(135,803)	(119,556)

Net Operating Revenue	336,301	302,496

Cost of electric energy service
Cost with energy
Electric energy purchased for resale	(136,582)	(122,656)
Charge on the use of transmission grid	(22,881)	(16,832)

	(159,463)	(139,488)

Cost of operation
Personnel	(37,288)	(34,909)
Material	(2,353)	(2,248)
Third party services	(10,396)	(9,778)
Depreciation and amortization	(15,459)	(13,841)
Others	(2,086)	(1,023)

	(67,582)	(61,799)

Total cost services rendered	(227,045)	(201,287)

Gross Income	109,256	101,209

Operating Expenses
Expenses with sales	(36,619)	(44,745)
Administrative and general expenses	(26,866)	(31,701)
	(63,485)	(76,446)
Result of Service	45,771	24,763
Other Revenues (Expenses)	(584)	305
Operating Result	45,187	25,068
Financing revenues (expenses)	(15,346)	(41,651)
Result before taxes	29,841	(16,583)
Provision for social contribution on net income	(2,823)	(1,003)
Provision for income tax	(7,578)	(2,561)

Net income (loss) for the period	19,440	(20,147)

Net income (loss) per share – R$	0.0550	(0.0570)

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

61.23	38.60	18.21%	12.76%

Market Data

Electric energy purchased for resale (june anticipated value)

	2nd qrt/09	1st sem/09

MWh	849,902	1,776,612

R$ million	65	137

Energy sold

	2nd qrt/09		1st sem/09

Distribution	R$ million	MWh	R$ million	MWh

Residential	97	219,010	189	432,836
Industrial	19	86,445	38	167,054
Commercial	46	123,343	92	245,897
Rural	5	25,135	16	91,878
Government	11	32,653	21	62,648
Public illumination	7	33,664	14	66,675
Public service	9	42,097	18	83,578

Total	194	562,347	388	1,150,566

Losses - %

2nd qrt/09		1st sem/09

Technical	Commercial	Technical	Commercial

8.70	22.15	8.70	21.89

DEC- Duration of interruptions - in hours

2nd qrt/09	1st sem/09

3.3641	8.8638

FEC – Frequency of interruptions – Number of outages

2nd qrt/09	1st sem/09

2.6629	6.8335

TMA – Average response time – in minutes

2nd qrt/09	1st sem/09

122	119

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

309.01	302.06

Main investments - R$ million

Project	2nd qrt/09	1st sem/09

Distribution

Citizen energy	11	17
Northeastern region energy	10	20

Other	0	0

Total	21	37

Loans and Financing – R$ million

Creditor	Balance on 06/30/09	Due date	Currency

Eletrobrás	374	2019	REAL
Faceal	35	2015	REAL
BMB	1	2010	REAL
BNDES	1	2013	REAL
BIC Bank	4	2010	REAL
Lloyds Bank	1	2024	DÓLAR

Contract obligations on 06/30/09 – R$ million

Loans and Financing	2009	2010	2011	2012	2013	2014	After 2014

Local currency	54	56	57	57	53	48	90

Foreign currency	1	-	-	-	-	-	1

Energy Purchase Agreement	2009	2010	2011	2012	2013	2014	After 2014

MWh	3,559,661	3,630,451	3,669,372	3,853,249	3,929,289	3,992,034	7,632,000

Average tariff	79.91	81.31	82.09	83.63	84.44	88.66	88.66

R$ million	284.45	295.9	301.22	322.25	331.79	353.93	676.65

Default – more than 180 days – on 06/30/09

Class	R$ million

Residential	3
Industrial	48
Commercial	12
Rural	22
Government	10
Public ilumination	10
Public service	3

Total	108

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

400	-	-	138	254	454	1,246

Department	Number of employees

Field	669
Administrative	577

Complementary work force – 06/30/09

Thrid Parties	Independent

607	16

Marketletter – June 2009	Cepisa

Balance Sheet for the period ended on June, 30
(R$ thousand)

Assets	2009	2008

Current Assets
Cash and banks	9,155	11,326
Open-market applications	30,757	41,779
Consumers	324,059	446,309
Electric energy credits - installments	68,662	33,173
Provision for credits of questionable liquidation	(173,518)	(295,871)
Non-managerial tariff values to compensate	6,853	-
Taxes and contributions	5,979	19,549
Low-income consumption – subsidies to receive	17,222	8,953
Stored materials	9,842	6,789
Other credits	6,224	5,643

	305,236	277,650

Non-Current Assets
Electric energy credits - installments	2,182	3,566
Emergency program for reduction of electric energy consumption	178	178
Legal deposits	49,099	37,365
Taxes to compensate	3,538	-
Others	127	127

	55,124	41,236

Investments	146	146
Property, plant and equipment	294,235	269,043
Intangible	5,864	2,273

	300,245	271,462

Total Assets	660,605	590,348

(R$ thousand)

Liabilities and Stockholders Equity	2009	2008

Current Liabilities
Suppliers	71,330	77,657
Payment-roll	5,537	6,258
Debt charges	131	1,643
Loans and financing	73,100	83,966
Regulatory taxes	33,177	6,550
Private security fund	8,459	9,023
Taxes and contributions	22,788	28,078
Program for tax recovery - REFIS	15,604	2,923
Estimated obligations	15,909	11,094
Provision for civil and labor contingencies	18,858	21,647
Other payable accounts	1,809	5,446
Research and development		19,876

	266,702	274,161

Non-Current Liabilities
Free energy	20,426	16,935
Loans and financing	527,560	425,510
Private security fund	94,532	78,523
Rationing tax	743	744
Other payable accounts	645	1,026

	643,906	522,738

Stockholders Equity
Social Capital	375,023	375,023
Capital Reserves	31,536	30,106
Accumulated losses	(1,162,112)	(1,092,699)
Resources for capital increase	505,551	481,019

	(250,003)	(206,551)

Total Liabilities and Stockholders Equity	660,605	590,348

Statement of Income for the period ended on June 30
(R$ thousand)

Operating Revenue	2009	2008

Supply of electric energy	386,457	358,805
Use of grid and short-term energy	16,988	15,175
Other revenues	5,616	3,709

	409,061	377,689

Deductions to Operating Revenue
Service tax - ICMS	(77,887)	(81,055)
Social contribution - PIS/PASEP	(7,000)	(6,171)
Social contribution - COFINS	(32,204)	(28,704)
Regulatory assets	-	(954)
Global Reversion Reserve	(1,981)	(1,894)
Consumer charge	(10,375)	(10,999)
ISS	(32)	-

	(129,479)	(129,777)

Net Operating Revenue	279,582	247,912

Cost with electric energy
Cost with electric energy	(127,402)	(116,551)
Cost with operation	(52,481)	(91,469)
Cost with third partie service	-	(1)

	(179,883)	(208,021)

Gross Operating Result	99,699	39,891

Operating Expenses
Expenses with sales	(37,835)	(31,772)
Administrative and general expenses	(22,362)	(1,138)

	(60,197)	(32,910)

Result of service	39,502	6,981

Financial Revenues (Expenses)
Income from financial applications	1,219	573
Arrears – energy sold	4,018	4,126
Debt charges	(28,911)	(29,180)
Debt monetary variation	(13,641)	(3,231)
Other financial expenses	(3,369)	(12,928)

	(40,684)	(40,640)

Operating Result	(1,182)	(33,659)

Other result
Other revenue	8	1,235
Other expenses	(1,035)	53

	(1,027)	1,288

Loss for the period	(2,209)	(32,371)

			R$ million

EBITDA		EBITDA Margin

1st sem/09	1st sem/08	1st sem/09	1st sem/08

39.50	6.98	14.13%	2.82%

Market Data

Electric energy purchased for resale

	2nd qrt/09	1st sem/09

MWh	778,279	108,443
R$ million	58,644	115,219

Energy sold

	2nd qrt/09		1st sem/09

Distribution	R$ million	MWh	R$ million	MWh

State utilities	25,003	93,612	49,625	185,865
Industrial	11,307	50,178	23,685	107584
Residential	71,525	184,439	145,180	374,737
Commercial	29,991	90,854	60,380	181,270
Other	4,094	15,103	8,589	33,643

Total	141,920	434,186	287,459	883,099

Losses - %

2nd qrt/09		1st sem/09

Technical	Commercial	Technical	Commercial

13.2	21.49	13.7	20.1

DEC- Duration of interruptions - in hours

2nd qrt/09	1st sem/09

10.2	23.91

FEC – Frequency of interruptions – Number of outages

2nd qrt/09	1st sem/09

7.7	17.13

TMA – Average response time – in minutes

2nd qrt/09	1st sem/09

147	163

Extension of transmission lines (km) – 06/30/09

Voltage (kV)

13.8	34.5	69.0

141.0	2,345.9	2,119.1

Extension of distribution lines (km) – 06/30/09

AT + BT urban	AT + BT rural

12,647	29,893

Average tariff – R$/MWh

2nd qrt/09	1st sem/09

324.2	325.17

Main Investments

Project	R$ million

Transmission	2.9

Light for all	15.1

Distribution	2.0

Other	0.3

Total	20.3

Loans and Financing – R$ million

Creditor	Balance on	Due date	Currency
	06/30/09

ELETROBRAS	472.96	2017	IGPM/FINEL

CHESF	115.91	2009	IGPM

BB - Rolagem	3.75	2014	IGPM

BB - MORGAN	8.03	2024	DOLAR

Contract obligations on 06/30/09

Loans and	2009	2010	2011	2012	2013	2014	After 2014

Financing– R$ million	73.1	73.55	91.27	57.25	45.67	73.25	186.7

Energy	2009	2010	2011	2012	2013	2014	After 2014
Purcahse
Agreement

MWh	3,321,383	3,570,488	4,037,792	4,620,949	3,258,182	2,727,468	36,973,795

R$	256,253,656.36	287,640,359.85	347,831,591.43	468,605,624.29	416,558,586.43	351,434,306.13	4,764,073.44

Default – more than 120 days – on 06/30/09

Class	R$ million

Industrial	27.96
Residential	12.11
Commercial	14.41
Other	115.79

Total	170.27

Number of employees – 06/30/09

Composition of employees by tenure (years)

Up to 5	6 to 10	11 to 15	16 to 20	21 to 25	over 25	Total

186	1	1	40	325	713	1,266

Department	Number of employees

Field	621
Administrative	645

Complementary work force – 06/30/09

Other (*)

3

(*) Employees from others companies of the Eletrobrás System

Marketletter – June 2009	Eletropar

Balance Sheet for the period ended on June 30
(R$ thousand)

Assets	2009	2008

Current Assets
Financial Application	23,720	16,720
Cash and banks	25	56

	23,745	16,776

Reverse stock split	686	692
Receivables
Dividends/ Interest on own capital	4,749	1,414
Taxes and Social Contributions to compensate	819	6,720
Other credits	275	123

	30,274	25,725

Non-current assets
Eletronet/Assignor Companies	1,350	3,220
PCLD Eletronet/Assignor	(1,349)	-
Marketable securities	1	1

	1	3,221

Investments
In electric energy company
Acquisition cost	77,298	88,063
Spread over share subscription - ELETROPAULO	5,586	5,586

	82,884	93,649

Property, plant and equipment	186	163
(-) Accumulated depreciation	(144)	(135)

	42	28

Intangible	1	-

	82,927	93,677

TOTAL ASSETS	113,202	122,623

	2009	2008

LIABILITIES AND STOCKHOLDERS EQUITYY
CURRENT LIABILITIES
Loans - Eletrobrás	-	-
Dividends	117	-
Shareholders reverse stock split	686	692
Other payable accounts	499	314
Tax obligations	46	62
Other provisions	60	-
Other labor obligation	13	17

	1,421	1,085

NON-CURRENT LIABILITIES
Obligations with grantors of infrastructura and cables	1	1
Other	-	-

	1	1

STOCKHOLDERS EQUITY
Social Capital	55,769	55,769
Advance Payment for Capital Increase	62,285	62,285
Legal reserve	533	-
Accured losses	(11,837)
Income during the period	5,030	3,483

	111,780	121,537

TOTAL LIABILITIES AND STOCKHOLDERS EQUITYY	113,202	122,623

Statement of Income for the period ended on June 30
(R$ thousand)

	2009	2008

Operating Revenues
Dividends	11,424	5,007
Interest on own capital	834	950
Equity participation	1,072	-

	13,330	5,957

Operating Expenses
Personnel/honorarium	1,197	916
Materials and Products	46	44
Traveling expenses, transportation, training	25	28
Third party services	199	210
Publicity	253	82
Taxes and contributions	77	88
Rent, Condominium Installments and Municipal Taxes	31	31
Operacional provision	7,375	-
Other	53	30

	9,256	1,429

OPERATING RESULT	4,074	4,528

FINANCIAL REVENUES	1,476	905
FINANCIAL EXPENSES	437	1,938
Other expenses	-	(12)

Result before Taxes and contribution	5,113	3,483

Taxes and contributions provision	83	-

FINAL RESULT	5,030	3,483

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.